Exhibit 99.1

From Luxury Duty Free Shopping, Exciting Entertainment and Fabulous Dining to World-Class Hotel Suites and MICE, Come and Discover Everything at Sands China.

SANDS CHINA LTD. CONTENTS 1. OVERVIEW 4 1.1 Financial Results Summary 4 1.2 Highlights of 2020 5 1.3 Directors and Senior Management 11 2. BUSINESS REVIEW 18 2.1 Chairman’s Statement 18 2.2 Business Overview and Outlook 20 2.3 Our Properties 26 2.4 Management Discussion and Analysis 33 2.5 Priority Risk Factors 47 2.6 Stakeholder Information 59 3. CORPORATE GOVERNANCE REPORT 66 3.1 Introduction 66 3.2 Corporate Governance Code Compliance 66 3.3 Board Governance Structure 67 3.4 The Board 68 3.5 Audit Committee 74 3.6 Remuneration Committee 76 3.7 Nomination Committee 78 3.8 Capex Committee 81 3.9 Risk Management and Internal Control 82 3.10 Shareholders 87 3.11 Compliance Disclosures and Other Matters 90 3.12 Directors’ Report 92 4. FINANCIAL STATEMENTS 113 4.1 Independent Auditor’s Report 113 4.2 Financial Statements 117 4.3 Notes to the Consolidated Financial Statements 123 4.4 Financial Summary 193 5. CORPORATE INFORMATION 194 6. CONTACT US 195 7. GLOSSARY 196 In case of any inconsistency between the English version and the Chinese version of this Annual Report, the English version shall prevail.

our Luxurious Hotel Rooms and Suites await you. Sands China operates the largest collection of integrated resorts in Macao. At December 31, 2020, we had 12,005 hotel rooms and suites, 150 restaurants, 2.1 million square feet of retail malls, 1.7 million square feet of MICE space, 4 permanent theaters, a 15,000-seat arena and some of the world’s largest casinos.

SANDS CHINA LTD. 1.1 FINANCIAL RESULTS SUMMARY All of our operating segments and business categories were significantly impacted by the COVID-19 Pandemic resulting in materially lower operating results and cash flows from operations. Total net revenues for the Group were US$1.69 billion (HK$13.08 billion) for the year ended December 31, 2020, a decrease of 80.8%, compared to US$8.81 billion (HK$68.60 billion) for the year ended December 31, 2019. Loss for the Group was US$1.52 billion (HK$11.81 billion) for the year ended December 31, 2020, compared to a profit of US$2.03 billion (HK$15.83 billion) for the year ended December 31, 2019. Adjusted property EBITDA loss for the Group was US$428 million (HK$3.32 billion) for the year ended December 31, 2020, compared to adjusted property EBITDA of US$3.19 billion (HK$24.87 billion) for the year ended December 31, 2019. Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the exchange rate on December 31, 2020 of US$1.00 to HK$7.7526 (2019: US$1.00 to HK$7.7879) for the purposes of illustration only. 4 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.2 HIGHLIGHTS OF 2020 Business During the COVID-19 Pandemic, the Group focused its efforts on reviving local tourism through programs and events such as the Sands Shopping Carnival, in support of the Macao government’s initiative to have locals touring and spending in Macao. Since the gradual ease of the travel restrictions between mainland China and Macao in August, the Group has supported the recovery of tourism by partnering with local small and medium enterprises (“SMEs”) to provide special offers to visitors from mainland China. In addition, the Group has taken advantage during this low visitation period to accelerate the conversion of Sands Cotai Central into The Londoner Macao and has achieved major progress in 2020. The first phase of The Londoner Macao debuted on February 8, 2021 and additional phases will open throughout 2021. The construction of The Londoner Court is now complete and is expected to open in 2021. The Grand Suites at Four Seasons featuring 289 suites also opened in October 2020. The following sets out some of the highlights of the business in 2020: First in Macao to launch the “Boss Livestream” campaign with Alibaba’s travel platform — Fliggy. Achieved the highest gross merchandise value of all Fliggy livestreams in Macao. First and only operator in Macao to collaborate on two “Boss Livestreams” with China’s #1 travel platform — Ctrip. Achieved over 13 million views for both livestreams. The Venetian Macao achieved the #1 gross merchandise value of overseas hotels for all Ctrip livestreams. The Londoner Macao boss livestream achieved the #1 viewership among all Ctrip’s “experiential livestream series”. Three of our properties ranked in the top 3 for total room nights production in Macao for 2020 on Ctrip (1st — The Venetian Macao; 2nd — Sheraton Macao; 3rd — The Parisian Macao). First in Macao market to launch a digital dual loyalty membership — Sands Lifestyle with Ctrip. First partner to launch Ctrip’s highest tier membership benefit program — Ctrip Black Diamond x The Londoner Macao. First and only operator in Macao to enter into a long-term partnership agreement with Ctrip, with the objective of leading Macao’s tourism recovery. Alipay and WeChat Pay spending recovered significantly during the 4th quarter of 2020, reaching 90% of the prior year’s 4th quarter spend. First integrated resort in Macao to launch a flagship store on one of China’s top travel platforms — Meituan. Third consecutive year of hosting “JSTV Countdown Concert” (China’s #1 rated New Year’s Eve Countdown Concert) with JiangSu Satellite TV — China’s leading free-to-air TV network. First in Macao to launch the exclusive online concert “teamLab SuperNature Macao” with Tencent Music Entertainment — the largest online music platform in China. Organized the inaugural F.I.T. (Future Imagination Technology) Tech Gala with Youku — China’s leading online video and streaming platform. Accelerated digital transformation projects due to COVID-19 Pandemic to improve customer experience and safety. Enabled digital voucher function for hotel room booking, providing flexibility for travelers to determine their travel plan. Enabled digital redemption function on mobile app in order for guests to enjoy contactless services. Launched digital ticket distribution channels for “teamLab SuperNature Macao” enabling a contactless end-to-end eTicket solution. 5 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.2 HIGHLIGHTS OF 2020 Awards: Alibaba’s travel platform Fliggy — “Best Partner Award — Double 11” — the only company in Macao to be selected to represent “Fliggy’s Super Brands” in the hospitality sector for 2020 Double 11 Campaign. Total gross merchandise value achieved 10 times growth compared to 2019. Ctrip — “Strategic Forward thinking Award” — the only company in Macao to be selected. Macao New Media Contest — “Best Designed Content Award”, for the “This is Macao” Content Series which promotes Macao’s tourism recovery. Hosted a successful three-day Sands Shopping Carnival in August featuring over 500 booths each offering attractive deals to Macao residents. It provided a free business platform for local SMEs and Sands retailers during the pandemic, in support of the Macao government’s Consume for the Economy initiative. Our Greater China MICE business development initiatives continued as we hosted physical events in 11 key cities including Beijing, Hangzhou, Nanjing, Chengdu, Chongqing, Suzhou, Ningbo, Wuhan, Shenyang, Dalian and Xiamen. Additionally, a Guangdong sales blitz continued to showcase Sands Resorts Macao as Asia’s leading meetings and events destination, reinforcing our MICE product offerings, and highlighting the accommodation, retail, restaurant, entertainment and MICE facilities at the integrated resorts. In an effort to expand our MICE market, Sands Resorts Macao also attended sales events in key markets including Japan, Korea, USA, India and Germany. This included live events pre- pandemic and virtual hybrid events throughout most of 2020 as we successfully navigated travel and border restrictions. The InterContinental Alliance Resorts partnership has continued to flourish in 2020, increasing our geographical exposure and sales efforts in key feeder markets, especially China. It has allowed us to leverage existing sales efforts throughout Greater China, Asia Pacific and the United States. Participated in Macao Week in Beijing and Dynamic Macao in Qingdao with other major hotel operators in Macao to promote Macao and our hotels to China. Participated in China International Beauty Expo (CIBE) tradeshow to promote our venue for potential MICE and leisure opportunities within the beauty industry. The destination events team continued to drive awareness of our integrated resort properties by holding a variety of events. These events included: Seasons of Prosperity (Chinese New Year Celebration 2020); The Parisian Macao’s Eiffel Tower Grand Illumination Chinese New Year Show; teamLab soft opening; stunning festive decorations across the resorts including the spectacular Parisian inverted christmas tree, The Venetian Macao lagoon decorations, and the Place Vendome 3D Light and Sound Spectacular “Magic of Christmas.” Hosted 237 events including exhibitions, trade shows, conferences and social and government events, as well as incentive groups, attracting approximately 522,000 visitors. 6 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.2 HIGHLIGHTS OF 2020 Visitation The Group’s properties are one of the most visited destinations in Macao, attracting families, business visitors and entertainment seekers from around the world. In 2020, all of our properties, The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao and Sands Macao, attracted a combined total of 30.8 million visitors or approximately 84,000 visitors per day. Entertainment Entertainment is at the heart of our business. Since opening in 2007, our 15,000-seat Cotai Arena has become one of the top live entertainment venues in South China, hosting some of the biggest names in the industry. The theaters at The Venetian Macao, The Londoner Macao and The Parisian Macao from time to time offer a variety of ticketed events from Broadway-style musicals to classical ballet. The live entertainment program at our properties is a key traffic driver and has established the Company as the leader in the field of tourism and leisure activities. Due to the impact of the COVID-19 Pandemic on visitation to Macao, the Company’s entertainment programming was significantly curtailed after the first quarter of 2020. Cotai Arena, The Venetian Theater, The Parisian Theater, Sands Theater and The Venetian Macao hosted a total of 15 different live entertainment events with approximately 30 event days in 2020. All together, these events attracted more than 27,000 visitors. Major entertainment events held during the year included concerts by top stars such as Terry Lin. The Company’s Cotai Arena was also chosen to host one of the largest and most-viewed New Year’s Eve television broadcast shows in China “ 2021 JSTV Countdown Concert, which featured performances by superstars such as Joker Xue, Hacken Lee, Chris Lee, Lang Lang, Han Hong, Jason Zhang and Jane Zhang. Our entertainment offerings include lounge acts, dancers, singers, gondoliers and street performers, all contributing to the overall customer experience at our properties and setting us apart from other gaming destinations. 7 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.2 HIGHLIGHTS OF 2020 Meetings, Incentives, Conventions and Exhibitions As at December 31, 2020, Sands China’s properties featured approximately 1.7 million square feet of MICE space specifically designed to meet the needs of meeting planners and corporate events and trade show organizers around the world. The Cotai Expo at The Venetian Macao is one of the largest exhibition centers in Asia and has hosted some of the region’s biggest exhibitions. Our experience and expertise in this industry continues to drive business and leisure tourism to Macao and make us the region’s MICE leader. MICE organizers have a diverse range of accommodation choices, including hotel brands such as Conrad, Sheraton and St. Regis to satisfy a wider demographic of event attendees. Our “Green Meetings” initiatives as part of the Sands ECO360 Global Sustainability Program has helped us to become one of the most sustainable and environmentally-friendly conference centers in Asia. Sands China attracted approximately 522,000 visitors to Macao relating to MICE events throughout the year, around 474,000 visitors attended 23 exhibitions and trade shows and around 48,000 conference and corporate visitors attended 214 meeting, incentive and social events. Highlights and New Shows during the year include: The Cotai Expo has both ISO 9001 Quality Management System certification and ISO 20121 Event Sustainability System certification. Sands Mega Brand Sale 2020 attracted around 74,000 visitors. Sands Shopping Carnival attracted around 42,000 visitors. Returning Fairs and Expos in 2020 include: 2020 Guangdong & Macao Branded Product Fair attracted around 63,000 visitors. 13th X’mas Shopping Festival attracted around 45,000 visitors. 12th Food & Household Products Expo attracted around 40,000 visitors. 23rd and 24th Baby & Child Products Expo attracted around 37,000 and 32,000 visitors, respectively. China Macau International Automobile Expo 2020 attracted around 35,000 visitors. Other notable events held during 2020 include: 25th Macao International Trade & Investment Fair (MIF), the Macao Franchise Expo 2020 (2020MFE) and the 2020 Portuguese Speaking Countries Products and Services Exhibition (Macao) (2020PLPEX) attracted around 30,000 visitors. 8th Macau International Travel (Industry) Expo attracted around 23,000 visitors. 8 ANNUAL REPORT 2020

SANDS CHINA LTD.

1.2 HIGHLIGHTS OF 2020

Awards

Sands China's properties continue to set the standard in customer service, MICE, business and leisure travel. Since the opening of The Venetian Macao in 2007, we have received numerous prestigious awards for being Asia's leading integrated resort for business and leisure tourism, as well as for our commitment to sustainable practices. Awards given to our properties and operations in 2020 include:

Sands China Ltd.

- HRoot Awards 2020
  Best Social Enterprises in Greater China 2020
  Best Practice of Learning and Development in Greater China 2020
- Macao Convention and Exhibition Commendation Awards 2020
  Innovative Exhibition Award — Sands Shopping Carnival

The Venetian Macao

- World Travel Awards
  Macau's Leading Hotel Suite 2020
  — Verona Deluxe Suite
- M&C Asia Stella Awards 2020
  Best Integrated Resort (MICE)
- 2020 Black Pearl Restaurant Guide by Meituan Dianping
  2-Diamond — The Golden Peacock
- Forbes Travel Guide 2020
  Recommended
- DestinAsian Readers' Choice Awards 2020
  Best Hotel in Macao — Rank 1

Conrad Macao

- Forbes Travel Guide 2020
  Recommended
  Four-Star Rating — Bodhi Spa
- Tripadvisor
  2020 Travelers' Choice winner

The Londoner Macao Hotel

- Travelling Scope
  The Most Anticipated Newly Opened Hotel

Sheraton Grand Macao

- Condé Nast Traveler Readers' Choice Awards 2020
  Top 20 Hotels in China — Rank 11
- DestinAsian Readers' Choice Awards 2020
  Best Hotel in Macao — Rank 4
- M&C Asia Stella Awards 2020
  Best Meetings Hotel (Macao)

9

ANNUAL REPORT 2020

SANDS CHINA LTD.

1.2 HIGHLIGHTS OF 2020

The St. Regis Macao

- Forbes Travel Guide 2020
  Four-Star Rating
  Four-Star Rating — Iridium Spa
- World Spa Awards
  Macao's Best Hotel Spa 2020 — Iridium Spa
- TTG Travel China
  Best Luxury Hotel in Macao
- DestinAsian Reader's Choice Awards 2020
  Best Hotel in Macao — Rank 5

The Parisian Macao

- Forbes Travel Guide 2020
  Recommended
- 2020 Black Pearl Restaurant Guide by Meituan Dianping
  2-Diamond — La Chine
  1-Diamond — Lotus Palace

Four Seasons Macao

- DestinAsian Readers' Choice Awards 2020
  Best Hotel in Macao — Rank 8
- 2020 Black Pearl Restaurant Guide by Meituan Dianping
  1-Diamond — Zi Yat Heen
- Forbes Travel Guide 2020
  Five-Star Rating
  Five-Star Rating — The Spa at Four Seasons
  Four-Star Rating — Zi Yat Heen

The Grand Suites at Four Seasons

- 2020 Robb Report China Best of the Best Award
  Exclusive Residence-Style Accommodation

10

ANNUAL REPORT 2020

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT DIRECTORS As at the Latest Practicable Date, our Board of Directors consists of eight Directors, four of whom are Independent Non-Executive Directors. The following table sets forth certain information concerning our Directors: Name Age Title Robert Glen Goldstein 65 Chairman of the Board, Chief Executive Officer and Executive Director Wong Ying Wai (Wilfred) 68 President and Executive Director Chum Kwan Lock, Grant 45 Chief Operating Officer and Executive Director Charles Daniel Forman 74 Non-Executive Director Chiang Yun (Rachel) 53 Independent Non-Executive Director Victor Patrick Hoog Antink 67 Independent Non-Executive Director Steven Zygmunt Strasser 72 Independent Non-Executive Director Kenneth Patrick Chung 63 Independent Non-Executive Director Chairman, Chief Executive Officer and Executive Director Robert Glen Goldstein aged 65, is the Chairman of our Board and Chief Executive Officer (since January 27, 2021), an Executive Director (redesignated with effect from January 7, 2021), and the Chairman of the Nomination Committee (since January 27, 2021) and the Capex Committee. He is also a director of one of our Macao subsidiaries, VML. Mr. Goldstein served as a Non-Executive Director of the Company since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was the Acting Chairman of our Board, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee of the Company from January 7 to 26, 2021, our Interim President from March 2015 to November 2015 and has been a member of the Capex Committee since March 2015. Mr. Goldstein was appointed as the chairman and chief executive officer of LVS on January 26, 2021 (U.S. time) and was appointed as the chairman of LVS LLC and Venetian Casino on February 17, 2021. Mr. Goldstein was the acting chairman, acting chief executive officer, president and chief operating officer of LVS until January 26, 2021 (U.S. time) and has been a director of LVS, LVS LLC and LVS Nevada since January 2015. He previously served as LVS” President of Global Gaming Operations from January 2011 until December 2014, LVS” Executive Vice President from July 2009 until December 2014, and LVS” secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation. Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association. Mr. Goldstein was re-designated as an Executive Director on January 7, 2021. 11 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT President and Executive Director Wong Ying Wai (Wilfred) aged 68, is our President, an Executive Director and a member of the Remuneration Committee and the Capex Committee. He is also a director of various subsidiaries of the Company, including VML. Dr. Wong served as our President and Chief Operating Officer from November 2015 until February 2020. Dr. Wong is currently an independent non-executive director of Xinyi Glass Holdings Limited, a company listed on the Stock Exchange (Stock code: 868). He is also the chairman of the Hong Kong Film Development Council and the Hong Kong Arts Development Council, the chairman emeritus of the Hong Kong Baptist University Foundation, the chairman and director of The Hong Kong International Film Festival Society Limited, Asian Film Awards Academy Limited and Hong Kong Institute for Public Administration and the chairman emeritus and director of Pacific Basin Economic Council Limited. He was appointed as a member of the Cultural Industries Committee and the Tourism Development Committee of the Macao government in 2016 and 2018, respectively. Dr. Wong joined the private sector in 1992 and has held senior management positions in a number of Hong Kong listed companies in the property development and construction business sectors including Hsin Chong Group Holdings Limited (ceased listing with effect on December 31, 2019), K. Wah International Holdings Limited, Henderson China Holdings Limited and the Shui On Group. Dr. Wong joined the Hong Kong government as an administrative officer in 1975 and subsequently served in a number of key positions including deputy secretary for the civil service and deputy director “ general of industry. He was appointed as a member of The Basic Law Consultative Committee from 1985 to 1990. He was subsequently appointed as a member of the Preliminary Working Committee for the Hong Kong’s Preparatory Committee in 1993 and a member of the Hong Kong’s Preparatory Committee in 1995. Dr. Wong was a deputy to the National People’s Congress of China from 1997 to 2013. Dr. Wong was awarded the gold bauhinia star and the silver bauhinia star by the Hong Kong government in 2015 and 2007, respectively. Dr. Wong was conferred the degree of Doctor of Humanities honoris causa by the Hong Kong Baptist University in November 2013. He was educated at Harvard University (MPA), University of Oxford, The University of Hong Kong (BSocSc) and The Chinese University of Hong Kong. Dr. Wong was appointed as an Executive Director on January 22, 2016. 12 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT Chief Operating Officer and Executive Director Chum Kwan Lock, Grant aged 45, is our Chief Operating Officer (since February 21, 2020) and an Executive Director (since January 7, 2021). He is also a director of a number of our subsidiaries, including VML. Mr. Chum joined LVS and our Group as Senior Vice President, Global Gaming Strategy in July 2013 and served as the Chief of Staff from March 2015 until February 2020. Prior to joining the Group, Mr. Chum spent 14 years at UBS Investment Bank (“UBS”) in a variety of roles, including serving as head of Hong Kong equity research from 2010 to 2013, and head of China equity research from 2007 to 2010. Mr. Chum was also responsible for Asia gaming equity research from 2006 to 2013 for UBS and was named Asia’s stock-picker of the year by the Financial Times in 2011. Mr. Chum graduated in Philosophy, Politics and Economics with First Class Honors from the University of Oxford. Mr. Chum was appointed as an Executive Director on January 7, 2021. Non-Executive Director Charles Daniel Forman aged 74, is a Non-Executive Director. Mr. Forman has been a director of LVS and LVS LLC since August 2004 and March 2004, respectively. Mr. Forman served as the chairman and chief executive officer of Centric Events Group, LLC, a trade show and conference business from April 2002 until his retirement upon the sale of the business in 2007. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. During 2000, he was the executive vice president of international operations of Key3Media, Inc. From 1998 to 2000, he was the chief legal officer of ZD Events Inc., a tradeshow business that included COMDEX. From 1995 to 1998, Mr. Forman was the executive vice president, chief financial and legal officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was the vice president and general counsel of Interface Group Nevada, Inc., a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988. Mr. Forman is a member of the board of trustees of The Dana-Farber Cancer Institute and a treasurer and director of Nantucket Jewish Cemetery, Inc. Mr. Forman holds a Bachelor of Arts from the University of Pennsylvania and a Juris Doctorate from the Boston University School of Law. Mr. Forman was appointed as a Non-Executive Director on May 30, 2014. 13 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT Independent Non-Executive Directors Chiang Yun (Rachel) aged 53, is an Independent Non-Executive Director and a member of the Audit Committee and the Nomination Committee. With over 25 years of private equity investment experience, Ms. Chiang is currently the founding managing partner of Prospere Capital Limited. Ms. Chiang is an independent non-executive director of Goodbaby International Holdings Limited (Stock code: 1086) and Pacific Century Premium Developments Limited (Stock code: 432), both listed on the Stock Exchange. Ms. Chiang is also a non-executive director of Yantai Changyu Pioneer Wine Company Limited, listed on the Shenzhen Stock Exchange (Stock code: 000869), since June 2020. Ms. Chiang was one of the founding managing partners of Pacific Alliance Equity Partners, the private equity division of Pacific Alliance Group until March 2018 and an independent non-executive director of Merlin Entertainments Plc. (ceased listing on the London Stock Exchange with effect from November 5, 2019) until November 2019. Ms. Chiang obtained her Executive Master of Business Administration from The Kellogg Graduate School of Management of Northwestern University and Hong Kong University of Science and Technology and Bachelor of Science degree, cum laude, from Virginia Polytechnic Institute and State University. Ms. Chiang was appointed as an Independent Non-Executive Director on October 14, 2009. Victor Patrick Hoog Antink aged 67, is an Independent Non-Executive Director, the Chairman of the Audit Committee and a member of the Remuneration Committee, the Capex Committee and the Nomination Committee. Mr. Hoog Antink is a member of the Bond University Council, the chairman of the Bond Business School Board of Advisors in Australia and the chairman of the Must Sell Global Limited group of companies. He is also the former chairman of South Bank Corporation and Property Industry Foundation. Mr. Hoog Antink retired as the chief executive officer of DEXUS Property Group in March 2012, a company listed on the Australian Stock Exchange (ASX: DXS). Prior to joining DEXUS Property Group in 2003, Mr. Hoog Antink was the director of funds management of Westfield Holdings Limited in Sydney. Mr. Hoog Antink has also held positions with Greenprint Foundation as a director, Property Council of Australia as national president, Shopping Centre Council of Australia as a director, McIntosh Securities Limited, Sydney as a director in corporate and property, Allco Finance Group Limited, Sydney as a director in property finance, Chase Corporation Limited, Sydney as a property director, and Hill Samuel Limited (now Macquarie Bank), Sydney as an associate director. Mr. Hoog Antink holds a Bachelor of Commerce from the University of Queensland and a Master of Business Administration from Harvard Business School. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institute of Chartered Accountants, Australia and New Zealand, a Fellow of the Australian Property Institute and a Fellow of the Royal Institute of Chartered Surveyors. In 2016, Mr. Hoog Antink was awarded National Life Membership of the Property Council of Australia. Mr. Hoog Antink possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Hoog Antink was appointed as an Independent Non-Executive Director on December 7, 2012. 14 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT Steven Zygmunt Strasser aged 72, is an Independent Non-Executive Director, the Chairman of the Remuneration Committee and a member of the Audit Committee. Mr. Strasser has spent 28 years heading energy companies in the United States and in Asia. Mr. Strasser was, until June 2012, (i) the chairman, director and chief executive officer of Power Efficiency Corporation, a startup clean-tech company in the United States and (ii) the chairman, director and chief executive officer of Power Efficiency Asia Ltd. In 2001, Mr. Strasser founded and became the chief executive officer of Summit Energy Ventures LLC, a clean-tech venture capital fund. Mr. Strasser holds a Bachelor of Arts in Political Science and Economics and a Bachelor of Civil Law from McGill University and a Juris Doctor degree from the University of Washington. He also pursued post-graduate studies in international law at the University of Aix-en-Provence. Mr. Strasser was appointed as an Independent Non-Executive Director on May 31, 2013. Kenneth Patrick Chung aged 63, is an Independent Non-Executive Director and a member of the Audit Committee. Mr. Chung is currently an independent non-executive director of China Construction Bank Corporation, a company listed on the Stock Exchange (stock code: 939), an independent non-executive director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited (since April 2020) and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch. Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Stock Exchange (stock code: 1398) until March 2017 and an independent non-executive director of Prudential Corporation Asia Ltd until September 2019. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016. 15 ANNUAL REPORT 2020

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT SENIOR MANAGEMENT As at the Latest Practicable Date, details of our senior management are as follows: Robert Glen Goldstein aged 65, is the Chairman of our Board and Chief Executive Officer (since January 27, 2021), an Executive Director (redesignated with effect from January 7, 2021), and the Chairman of the Nomination Committee (since January 27, 2021) and the Capex Committee. Wong Ying Wai (Wilfred) aged 68, is our President, an Executive Director and a member of the Remuneration Committee and the Capex Committee. Chum Kwan Lock, Grant aged 45, is our Chief Operating Officer (since February 21, 2020) and an Executive Director (since January 7, 2021). Sun MinQi (Dave) aged 47, is our Senior Vice President and Chief Financial Officer and is also a director of a number of our subsidiaries. Mr. Sun joined the Company as a Director of Finance in August 2007, and was appointed as the Senior Vice President and Chief Financial Officer of the Company in April 2017. Prior to joining the Company, Mr. Sun held a variety of financial controller and financial management positions with various divisions of General Electric in Shanghai and Singapore since 1996. Mr. Sun graduated from Fudan University in Shanghai in 1996 with a Bachelor degree in Economics and Financial Management and a minor in Computer Science and Application. He subsequently obtained a Master of Business Administration from the Southern Illinois University Carbondale, United States. Mr. Sun is a fellow of CPA (FCPA) Australia. Dylan James Williams aged 45, is our General Counsel (since February 21, 2020) and Company Secretary and is also a director of a number of our subsidiaries, including VML. Mr. Williams joined the Company in 2006 and most recently served as the Senior Vice President of Legal and Company Secretary. Mr. Williams holds a Bachelor of Laws (LLB(Hons)) degree from the United Kingdom and is admitted to practice law in the State of New York. Mr. Williams is a fellow member of the Hong Kong Institute of Chartered Secretaries. 16 ANNUAL REPORT 2020

Dear Shareholders, On behalf of the Board of Directors of Sands China Ltd., I am pleased to provide an update on the Company’s financial and operating results in 2020 and the execution of our strategic objectives during the year. In early 2021, we suffered a great loss with the passing of our founder, Mr. Sheldon Gary Adelson. Mr. Adelson was a visionary. He pioneered the development of the Cotai Strip in Macao, leading the Company and the team he created in the rapid and market-leading development of a critical mass of world-class integrated resorts in Macao. Mr. Adelson’s commitment to pushing forward with diversification and investment in non-gaming amenities in Macao was unwavering, as was his belief in a strong, healthy and cordial US-China relationship, based on mutual respect. The Company, with the full and wholehearted support of the Board and the Adelson family, will continue to honor Mr. Adelson’s vision and commitments, including through additional investments that will contribute to the diversification of Macao, while building upon his legacy. While we were fortunate to begin the year with strong operating momentum from a very profitable and successful year in 2019, when we generated a market-leading adjusted property EBITDA of US$3.19 billion, the impact of the COVID-19 Pandemic and the related travel restrictions negatively impacted our financial and operating results beginning in the first quarter of 2020 and throughout the remainder thereof. Specifically, our properties were closed for a portion of the first quarter of the year, and reduced travel in the region and visa restrictions meaningfully limited the ability for visitors from mainland China and elsewhere to visit Macao throughout the remainder of 2020. The challenge of the pandemic created the opportunity for the Company to focus first and foremost on the safety and well-being of our team members and customers, and on making a difference in support of those that have been impacted in Macao. It also enabled us to accelerate our capital investment programs in Macao. Due to the impact of the pandemic and related travel restrictions, market-wide visitation to Macao fell to 5.9 million visits in 2020, a decrease of 85% compared to last year. The Company’s operations in Macao were directly impacted by the decrease in visitation to Macao. Total net revenues for the Company decreased 80.8% to US$1.69 billion. While we implemented a wide range of cost control measures, we maintained our commitments to our employees, avoided mass workforce reductions and recorded an adjusted property EBITDA loss for the year of US$428 million. Despite these challenges during the year, our scale and financial strength allowed us to continue to provide support to our team members and the local community in Macao and to accelerate our capital investment programs in support of Macao’s diversification and long-term development objectives as the leading leisure and business tourism destination in Asia. Sands China has now invested approximately US$15 billion to deliver on our promise to help Macao in its economic diversification and its continued evolution into Asia’s leading leisure and business tourism destination. Our investment includes over 12,000 hotel rooms and suites, 2.0 million square feet (approximately 186,000 square meters) of retail-mall offerings and 1.6 million square feet (approximately 149,000 square meters) of MICE capacity. 18 ANNUAL REPORT 2020

ANDS CHINA LTD. 2.1 CHAIRMAN’s STATEMENT Our investments in 2020 have expanded the market-leading scale of our hotel room, retail and entertainment offerings on Cotai. These investments include the addition of approximately 1,250 new luxury suites featuring approximately 2.7 million square feet (approximately 251,000 square meters) of new accommodation offerings at The Londoner Macao Hotel and The Londoner Court at The Londoner Macao and The Grand Suites at Four Seasons, with the latter having officially opened in the fourth quarter of 2020. In addition, we have expanded, renovated and transformed Sands Cotai Central into a new destination integrated resort, The Londoner Macao. The Londoner Macao, the first phase of which debuted on February 8, 2021, features additional MICE, retail, restaurant and entertainment offerings that will contribute to Macao’s appeal as a leisure and business tourism destination. Additional phases of The Londoner Macao will open throughout 2021. While the pandemic and related travel restrictions negatively impacted the market in 2020, we firmly believe the Macao market will recover and will benefit in the future from the meaningful infrastructure investments being made in Macao and throughout the Greater Bay Area. The opening of the Hong Kong-Zhuhai-Macao Bridge was a major milestone that will help Macao grow tourism and MICE business in the years ahead. It is an engineering feat of unprecedented scale that creates a direct connection between the Hong Kong International Airport, one of the largest and most important transportation hubs in all of Asia, and Macao. We regard it as a privilege to continue to execute Mr. Adelson’s vision to contribute to Macao’s success in realizing its important objectives of diversifying its economy, supporting the growth of local businesses, providing meaningful career development opportunities for its local residents, including through our Sands China Academy, and reaching its full potential as Asia’s leading leisure and business tourism destination. We could not have achieved our many successes this year without the hard work and dedication of Sands China’s over 27,000 team members. I thank all our team members for their efforts and I look forward to their continued contributions in the years ahead. Our Sands China business strategy remains straightforward: continue the execution of our Cotai Strip development initiatives by leveraging our convention-based integrated resort business model and world-class amenities to contribute to Macao’s diversification. These efforts will drive Sands China’s market-leading revenue and cash flow generation once the recovery from the pandemic occurs. We are confident that both the Company and Macao will emerge from this pandemic with unwavering optimism for the future. Throughout the recovery process, we will remain deeply committed to our mission of enhancing the tourism appeal of Macao, creating local employment opportunities, investing in our people and Macao and providing growth opportunities for local businesses while protecting our environment. We look to the future with confidence. We have a strong organic growth outlook that will benefit from our industry-leading investments and unmatched scale as economic growth, wealth creation and increased demand for travel and entertainment will continue in Asia as the impact from the pandemic abates. We look forward to sharing the Company’s continued success with you and other shareholders at the upcoming Sands China Annual General Meeting. I thank you again for the confidence that you have placed in us. Robert Glen Goldstein Chairman of the Board and Chief Executive Officer March 12, 2021 19 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK We are the leading developer, owner and operator of large-scale integrated resorts in Macao. In 2020, we welcomed approximately 31 million leisure and business visitors at our properties on Cotai and the Macao Peninsula. Our founder, former Chairman and Chief Executive Officer, Mr. Sheldon Gary Adelson, began investing in Macao from 2002 after receiving a gaming Subconcession to operate casino games and other games of chance. His vision and goal was to develop large-scale integrated resorts with a variety of world-class amenities and create an international tourism destination. This facilitated in achieving Macao’s objective for long-term economic diversification and growth in tourism. Today, with nearly 30 million square feet of interconnected facilities on Cotai, we are the largest integrated resorts operator in Macao. Our integrated resorts not only offer gaming areas, but also the most four- and five-star rated hotel rooms compared to any other single developer in the market. Our integrated resorts also collectively feature the largest capacity in meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. We believe our integrated resorts are unique in Macao and differentiate us from our competitors due to size and scale, range of non-gaming amenities, and the focus on leisure and business tourism. Macao is the largest gaming market in the world and is the only location in China offering legalized casino gaming. VML, our subsidiary, holds one of the six concessions or subconcessions permitted by the Macao government to operate casinos or gaming areas. We developed, own and operate The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao and Sands Macao. We also own the Cotai Expo, one of the largest convention and exhibition centers in Asia, as well as Macao’s largest entertainment venue, the Cotai Arena. Our properties collectively feature over 12,000 luxury suites and hotel rooms, 150 different restaurants and food outlets, spas and theaters for live performances, as well as other integrated resort amenities. Please refer to section 2.3 of this Annual Report for more information of our properties and development projects. Our integrated resort brands, including The Venetian Macao, The Londoner Macao and The Parisian Macao, are aspirational and recognized throughout China and Asia for their quality and services and leave a lasting impression on our customers. We were the first developer in Macao to feature world-class global hospitality brands in our hotel offerings on Cotai, including the Four Seasons, St. Regis, Conrad and Sheraton. Within our integrated resorts, we also operate some of the largest and most profitable retail malls in Asia, showcasing over 750 shops, which occupy over 2 million square feet of retail space. Our retail malls are home to many global luxury designer brands and leading Asian retail brands. We own and operate Cotai Water Jet, one of the two major high speed ferry operators between Hong Kong and Macao, with 14 vessels facilitating leisure and business travelers to reach Macao from points in Hong Kong, including the Hong Kong International Airport. From February 2020 through the date of this report, our operations were significantly impacted by a global pandemic (COVID-19 Pandemic). While the details of this impact have been disclosed throughout this document, the following discussion of our business focuses on execution of our business strategies in a non-pandemic environment based on the assumption the global impact of the COVID-19 Pandemic will eventually diminish and our operations will recover as travel and tourism improves in our market. 20 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK KEY STRENGTHS We have a number of key strengths that differentiate us from our competitors, including: Diversified, high quality integrated resort offerings with substantial non-gaming amenities; Substantial and diversified sources of cash flow from existing operations; Market leadership in the growing high-margin mass market gaming segment; Established brands with broad regional and international market awareness and appeal; Experienced management team with a proven track record; Unique MICE and entertainment facilities; and Significant benefits from our on-going relationship with LVS. BUSINESS STRATEGIES Our business strategy is to develop Cotai and to leverage our large-scale integrated resort business model to create Asia’s premier gaming, leisure, convention and meetings destination. Our interconnected integrated resorts, which have a wide range of branded hotel and resort offerings, are designed to attract different segments of the market throughout the year. We believe our business strategy and development plan allow us to achieve a more consistent demand, longer average length of stay in our hotels, more diversified sources of revenue and higher margins than gaming-centric facilities. Building on our key strengths, we seek to enhance our position as the leading developer and operator of integrated resorts and casinos in Macao by continuing to implement the following business strategies: Developing and diversifying our integrated resort offerings on Cotai to include a full complement of products and services to cater to different market segments. Our development on Cotai includes four integrated resorts, MICE space, additional retail, dining and entertainment facilities and a range of hotel offerings to cater to different segments of the market. In addition to The Venetian Macao, The Londoner Macao and The Parisian Macao hotel rooms, we have Four Seasons, Conrad, Sheraton and St. Regis branded suites and hotel rooms. We are able to leverage the recognition and the sales, marketing and reservation capabilities of these premier hotel brands to attract a wide range of customers in different market segments to our properties. We believe our partnerships with renowned hotel management partners, our diverse integrated resort offerings and the convenience and accessibility of our properties will continue to increase the appeal of our properties to both the business and leisure customer segments. Leveraging our scale of operations to create and maintain an absolute cost advantage. Management expects to benefit from lower unit costs due to the economies of scale inherent in our operations. Opportunities for lower unit costs include, but are not limited to, lower utility costs; more efficient staffing of hotel and gaming operations; and centralized laundry, transportation, marketing and sales, and procurement. In addition, our scale allows us to consolidate certain administrative functions. Focusing on the high-margin mass market gaming segment, while continuing to provide luxury amenities and high service levels to our VIP and premium players. Our properties cater not only to VIP and premium players, but also to mass market customers, which comprise our most profitable gaming segment. We believe the mass market segment will continue to be a long-term growth segment as a result of the introduction of more high-quality gaming facilities and non-gaming amenities into the market. Identifying targeted investment opportunities to drive growth across our portfolio. We will continue to invest in the expansion of our facilities and the enhancement of the leisure and business tourism appeal of our Cotai property portfolio. Our planned development projects include the renovation, expansion and rebranding of Sands Cotai Central into The Londoner Macao (currently in progress) and the addition of new hotel suites at The Londoner Court. 21 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK INDUSTRY The disruptions arising from the COVID-19 Pandemic has impacted the Macao gaming industry in 2020. The Macao government announced total gross gaming revenues in Macao were MOP60.44 billion in 2020 (approximately US$7.57 billion at exchange rates in effect on December 31, 2020), a 79.3% decrease compared to 2019. In addition, total visitation to Macao for the year ended December 31, 2020 was 5.9 million, an 85.0% decrease compared to the year ended December 31, 2019. The duration and intensity of this global health emergency and related disruptions are uncertain. Macao is the largest gaming market in the world and the only market in China to offer legalized casino gaming. We welcomed approximately 6 million visitors to Macao in 2020, compared to the approximately 39 million visitors in 2019. We believe visitation will return to pre-pandemic levels and will continue to experience meaningful long-term growth. We believe this growth will be driven by a variety of factors, including the movement of Chinese citizens to urban centers in China, continued growth of the Chinese outbound tourism market, the increased utilization of existing transportation infrastructure, the introduction of new transportation infrastructure and the continued increase in hotel room inventory in Macao and neighboring Hengqin Island. These factors should help increase the critical mass on Cotai and further drive Macao’s transformation into a leading business and leisure tourism hub in Asia. We believe the development of additional integrated resort products in Macao will also drive a higher demand for gaming products. Table games are the dominant form of gaming in Asia with Baccarat being the most popular game. Historically, VIP baccarat has generated the majority of gaming revenue in Macao. In 2020, however, according to DICJ statistics, the mass gaming and slot segments represented 57% of the market revenue due to the increasing range of mass gaming and slot products offered on Cotai. We expect this trend to continue and thereby intend to introduce more modern and popular products catering to this growing customer segment. Furthermore, continued improvement in our high-quality gaming product offerings has enabled us to capture a meaningful share of the overall Macao gaming market across all player segments. Proximity to major Asian cities Visitors from Hong Kong, South China, Taiwan and other locations in Asia can reach Macao in a relatively short time, using a variety of transportation methods, and visitors from more distant locations in Asia can take advantage of short travel times by air to Zhuhai, Shenzhen, Guangzhou or Hong Kong, followed by a road, ferry or helicopter trip to Macao. In addition, numerous air carriers fly directly into Macau International Airport from many major cities in Asia. Macao draws a significant number of customers who are visitors or residents of Hong Kong. One of the major methods of transportation to Macao from Hong Kong is the jetfoil ferry service, including our ferry services, Cotai Water Jet. The Hong Kong-Zhuhai-Macao Bridge (the “HZMB”), which connects Hong Kong, Macao and Zhuhai, has reduced the travel time between Hong Kong and Macao from one hour by ferry to approximately 45 minutes on the road. The HZMB is part of the Greater Bay Area Initiative and plays a key role in connecting the cities in the Greater Bay Area, facilitating the visitation to Macao. Macao is also accessible from Hong Kong by helicopter. Competition in Macao Gaming in Macao is administered by the government through concessions awarded to three different Concessionaires and three Subconcessionaires, of which we are one. No additional concessions have been granted by the Macao government since 2002; however, if the Macao government were to allow additional gaming operators in Macao through the grant of additional concessions or subconcessions, we would face additional competition. Sociedade de Jogos de Macau, S.A., a company incorporated under the laws of Macao (“SJM”), holds one of the three concessions (which expires in June 2022) and currently operates 20 facilities throughout Macao. SJM is the subsidiary of 22 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK Sociedade de Turismo e Diversões de Macao who was the sole gaming operator in Macao before the Macao government ended the monopoly in 2002. Most of its gaming facilities are relatively small-scaled and are offered as amenities in hotels; however, some are large-scaled operations, including the Hotel Lisboa and The Grand Lisboa. SJM anticipates the Grand Lisboa Palace, a 1,900-room resort on Cotai, to open in 2021. MGM Grand Paradise, S.A. (also known as MGM Grand Paradise Limited), a company incorporated under the laws of Macao (“MGM Grand Paradise”), a joint venture between MGM Resorts International and Pansy Ho Chiu-King, obtained a subconcession from SJM in April 2005 (which expires in June 2022), allowing the joint venture to conduct gaming operations in Macao. The MGM Grand Macau opened in December 2007 and is located on the Macao Peninsula adjacent to the Wynn Macau. In February 2018, MGM Grand Paradise opened MGM Cotai, which includes approximately 1,400 hotel rooms and other non-gaming amenities and is located behind The Londoner Macao. Wynn Resorts (Macau) S.A., a company incorporated under the laws of Macao (“Wynn Resorts Macau”), is a subsidiary of Wynn Resorts Limited which holds a concession expiring in June 2022 and it owns and operates the Wynn Macau and Encore within Wynn Macau, which opened in September 2006 and April 2010, respectively. In August 2016, Wynn Resorts Macau opened a 1,700-room integrated resort, Wynn Palace, located behind the City of Dreams and MGM Cotai. In 2006, Melco Resorts (Macau), S.A., a company incorporated under the laws of Macao (“Melco”), purchased Wynn Resorts Macau’s subconcession right under its gaming concession (which expires in June 2022), which permitted Melco to receive a gaming subconcession from the Macao government. In May 2007, Melco opened the Crown Macao, later renamed Altira. In June 2009, Melco opened the City of Dreams, an integrated casino resort located adjacent to The Londoner Macao, which includes Nuwa, The Countdown Hotel and Grand Hyatt hotels. In October 2015, Melco opened its second casino resort on Cotai, Studio City, which includes 1,600 hotel rooms, restaurants, retail, convention and exhibition facilities and other resort attractions. Melco opened the fifth tower at City of Dreams, the 772-room Morpheus Tower, in June 2018. Melco is currently developing Phase 2 of Studio City and expects to open in 2022. Galaxy Casino S.A. (also known as Galaxy Casino Company Limited), a company incorporated under the laws of Macao (“Galaxy”), holds the third concession (which expires in June 2022) and has the ability to operate casino properties independent of our Subconcession Contract with Galaxy and the Macao government. Galaxy currently operates six casinos in Macao, including StarWorld Hotel, which opened in October 2006; Galaxy Macau, which opened in May 2011 located near The Venetian Macao; and Broadway Macau, which opened in May 2015. Additionally, in May 2015, Galaxy opened the second phase of its Galaxy Macau property on Cotai. The expansion includes JW Marriott and The Ritz Carlton, comprised of approximately 1,250 hotel rooms, as well as additional restaurants, retail and convention and exhibition facilities. Galaxy is currently developing the third and fourth phase of its Galaxy Macau property on Cotai and expects to open the third phase gradually in the second half of 2021. Our operations also face competition from other gaming and resort destinations, both in Asia and globally. OTHER OPERATIONS As part of our goal to drive visitation to Cotai and improve the customer experience in Macao, we have made targeted investments to facilitate the development of Macao’s transportation network. Our transportation operations comprise of the high-speed Cotai Water Jet ferry services between Hong Kong and Macao, Cotai Limo services, Cotai Shuttle bus services, airplane services for VIP and premium players, and travel agencies. 23 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK Cotai Water Jet ferry services In November 2007, we launched our high-speed Cotai Water Jet ferry services. With our current fleet of 14 ferries, we transport passengers between the Hong Kong Macau Ferry Terminal and the Taipa Ferry Terminal near our Cotai Strip development. The Cotai Water Jet ferry services are fully managed and operated on our behalf by Chu Kong High-Speed Ferry Co., Ltd. of Hong Kong, through catamarans owned by our wholly-owned subsidiaries within the group. Each custom-built catamaran has the capacity to carry around 400 passengers and operate at top speeds of approximately 42 knots. We operate our ferry services pursuant to a renewed 10-year license granted by the Macao government on November 8, 2019 with an expiry date on January 13, 2030. The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020 and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, the Company suspended its Macao ferry operations between Macao and Hong Kong. From June 17, 2020 until July 16, 2020, Cotai Water Jet operated a special sailing service between the Taipa Ferry Terminal and Hong Kong International Airport to facilitate the return of Macao residents from overseas and to enable the return of those located in Macao to their place of origin. The timing and manner in which the Company’s normal ferry operations will be able to resume are currently unknown. Cotai Limo services Our Cotai Limo services fleet consists of over 95 limousines. It operates 24/7 and includes 25 signature vehicles (Rolls-Royce Phantom EWB), which are provided exclusively to our VIP and premium players. Fleet deployment is managed through a centralized dispatch office for all pre-booked services, while additional vehicles are stationed at various locations to provide “on demand” services. Cotai Shuttle bus services We operate a fleet of 145 (34 owned, 111 leased) complimentary shuttle buses as at December 31, 2020. Prior to COVID-19 Pandemic, these shuttle buses transport passengers between our properties and the Macau Maritime Ferry Terminal, the Taipa Ferry Terminal and the Macau International Airport every five to ten minutes during peak periods. These shuttle buses are also supported by an additional 30 coaches available on request to serve when demand increases. The Cotai Shuttle also runs to and from two border checkpoints with mainland China, the border gate and Macao area of Hengqin Port, transporting visitors directly to and between our properties every five to ten minutes during peak periods. The services between the Taipa Ferry Terminal and our properties provide a connecting service for all Cotai Water Jet ferry arrivals and direct visitors to our properties. In addition, a complimentary shuttle bus service operates between our Cotai properties, Wynn Palace, Studio City, City of Dreams, MGM Cotai and Galaxy Macau to enhance the overall Cotai experience. All of these routes maintain a regular schedule, although the exact operating hours are dependent on the specific route. Most routes operate at a minimum of 15 hours every day. Due to the COVID-19 Pandemic, the aforementioned routes have been operating at a reduced capacity and some routes have been temporarily suspended. Airplane services Through a Shared Services Agreement with LVS, we have access to a fleet of 19 corporate configured airplanes, two of which are currently stationed permanently in Asia. All airplanes are owned by LVS or by various related entities of our Controlling Shareholder and are operated by Sands Aviation, LLC, an affiliate of our Company. We can deploy these airplanes to bring VIP and premium players from around the globe to our properties. 24 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK Cotai Ticketing Cotai Ticketing was established in 2007 to provide ticketing services for events at our properties. Cotai Ticketing currently sells tickets for events at the Cotai Arena, The Venetian Theater, The Parisian Theater, Sands Theater, The Venetian Macao and The Londoner Macao ballrooms, as well as Cotai Water Jet ferry tickets. Cotai Ticketing has seven permanent box office locations across the properties and a call center based in Macao with three language options and direct phone numbers for Asian and North American countries. We also sell tickets online 24/7 at our website www.CotaiTicketing.com. This website is available in two languages “ English and Simplified Chinese. Travel agencies We have our own travel agencies, CotaiTravel in Macao and Sands Resorts Travel Limited in Hong Kong. We have also developed partnerships with a large number of tour and travel companies throughout Asia. These agencies provide reservations for accommodation, travel to Macao and for various shows and other activities and entertainment amenities at our properties. Retail Mall Operations We own and operate retail malls at our integrated resorts at The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. Upon completion of all phases of The Londoner Macao’s renovation, rebranding and expansion, we will own approximately 2.1 million square feet of gross retail space. LEGAL PROCEEDINGS On January 19, 2012, Asian American Entertainment Corporation, Limited (“AAEC”) filed a claim with the Macao Judicial Court (Tribunal Judicial de Base) against VML, LVS Nevada, LVS LLC and Venetian Casino (collectively, the “Defendants”). The claim was for 3.0 billion patacas (approximately US$376 million at exchange rates in effect on December 31, 2020) as compensation for damages resulting from the alleged breach of agreements entered into between AAEC and the Defendants for their joint presentation of a bid in response to the public tender held by the Macao government for the award of gaming concessions at the end of 2001. On April 24, 2014, the Macao Judicial Court issued a decision holding that AAEC’s claim against VML is unfounded and that VML be removed as a party to the proceedings, and that the claim should proceed exclusively against the three U.S. Defendants. On May 8, 2014, AAEC lodged an appeal against that decision. On July 15, 2019, AAEC submitted a request to the Macao Judicial Court to increase the amount of its claim to 96.45 billion patacas (approximately US$12.08 billion at exchange rates in effect on December 31, 2020), allegedly representing lost profits from 2004 to 2018 and reserving its right to claim for lost profits up to 2022 in due course at the enforcement stage. On September 4, 2019, the Macao Judicial Court allowed AAEC’s request to increase the claim, and on September 17, 2019 the U.S. Defendants appealed this decision, which appeal is currently pending. On June 18, 2020, the U.S. Defendants moved to reschedule the trial, which had been scheduled to begin on September 16, 2020, due to travel disruptions and other extraordinary circumstances resulting from the ongoing COVID-19 Pandemic. The Macao Judicial Court granted that motion and has rescheduled the trial to begin on June 16, 2021. This action is in a preliminary stage and management has determined based on proceedings to date that it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously. The Company is involved in other litigation in addition to the one described above, arising in the ordinary course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows. 25 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.3 OUR PROPERTIES Our operations consist of The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao and The Plaza Macao on Cotai and the Sands Macao on the Macao Peninsula, along with other operations that support these properties, including our high-speed Cotai Water Jet ferry service operating between Hong Kong and Macao.    Macao Peninsula Sands Macao Cotai The Venetian Macao The Plaza Macao The Parisian Macao The Londoner Macao Tropical Garden Macao Light Rapid Transit Construction in progress    26 ANNUAL REPORT 2020

SANDS CHINA LTD.

2.3 OUR PROPERTIES

The following table sets forth data on our existing operations as at December 31, 2020:

	The Venetian Macao	The Londoner Macao	The Parisian Macao	The Plaza Macao	Sands Macao	Total
Opening date	August 2007	April 2012[i]	September 2016	August 2008[ii]	May 2004	
Hotel rooms and suites	2,841	5,621	2,333	649	238	11,682
Paiza suites	64	—	208	—	51	323
Paiza mansions	—	—	—	19	—	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	—	1,660,000
Theater (seats)	1,800	1,701	1,200	—	650	5,351
Arena (seats)	15,000	—	—	—	—	15,000
Total retail (square feet)	943,000	525,000	296,000	244,000	50,000	2,058,000
Number of shops	343	131	135	137	10	756
Number of restaurants and food outlets[iii]	60	49	24	7	10	150
Total gaming facility (square feet)	374,000	351,000	248,000	127,000	212,000	1,312,000
Gaming units: Tables[iv]	632	479	273	142	159	1,685
Slots[v]	842	659	761	16	444	2,722

Notes:

(i) The Londoner Macao consists of Conrad Macao, The Londoner Macao Hotel, the first Sheraton tower, the second Sheraton tower and the St. Regis tower, which opened in April 2012, January 2021, September 2012, January 2013 and December 2015, respectively. The Londoner Macao is to be delivered in phases, which started in 2020 and will continue throughout 2021. The hotel rooms above reflect 594 suites upon the completion of The Londoner Macao Hotel.

(ii) The Plaza Macao consists of the Four Seasons Macao and The Grand Suites at Four Seasons, which opened in August 2008 and October 2020, respectively. The Grand Suites at Four Seasons features 289 luxury suites.

(iii) Includes the restaurants and food outlets which are temporary closed in response to the COVID-19 Pandemic.

(iv) Permanent table count as at December 31, 2020.

(v) The number of slot machines as at December 31, 2020 reduced significantly as a result of the COVID-19 Pandemic social distancing requirements when compared to December 31, 2019.

The Venetian Macao

In August 2007, we opened The Venetian Macao, the anchor property of our Cotai Strip development and is conveniently located approximately three kilometers from the Taipa Ferry Terminal on Macao's Taipa Island and ten kilometers from the HZMB. As at December 31, 2020, The Venetian Macao included approximately 374,000 square feet of gaming space comprising the exclusive VIP rooms and expansive mass market gaming floor.

At December 31, 2020, The Venetian Macao featured 632 table games and 842 slot machines or similar electronic gaming devices. The mass market gaming floor is divided into four uniquely designed areas: Red Dragon, Golden Fish, Phoenix and Imperial House. The Venetian Macao features replicas of many famous sites in the Italian city of Venice, including St. Mark's Square, the Campanile Tower and Doge's Palace. During the year ended December 31, 2020, The Venetian Macao had approximately 10.8 million visits.

27

ANNUAL REPORT 2020

SANDS CHINA LTD. 2.3 OUR PROPERTIES In addition to gaming facilities, The Venetian Macao features a 39-floor five-star hotel tower with 2,841 standard hotel suites and 64 Paiza suites. Standard suites consist of a raised sleeping area and bathroom as well as a sunken living/working area. We believe these designs respond to the needs of regional leisure and business travelers as well as patrons, and help prolong the stay of leisure or business visitors in Macao, as typically seen in Las Vegas. The 64 Paiza suites range from 2,300 to 8,000 square feet. Each Paiza suite in The Venetian Macao offers a living room, a dining room, at least two bedrooms and private concierge service. Some larger suites include a private massage room, gym, pool and media/karaoke room. The Venetian Macao also provides a broad selection of entertainment options and amenities that caters the mass market customers, including families, and also targets VIP and premium players with bespoke products and services, such as the Paiza Club. The Venetian Macao has approximately 943,000 square feet of unique retail shopping at the Shoppes at Venetian with more than 340 stores featuring many international brands and home to 60 restaurants and food outlets featuring an international assortment of cuisines. Visitors and guests can access the Shoppes at Venetian from several different locations, including the main road through Cotai, the Shoppes at Four Seasons, The Venetian Macao hotel and The Venetian Macao gaming floor. Retail offerings include a wide variety of selections, ranging from well-known international brands such as Louis Vuitton, Versace, Hermès, YSL, Balenciaga, Furla, Hugo Boss, Coach, Polo Ralph Lauren, Armani Exchange and Jo Malone, to mid-level retail offerings such as Lululemon, Nike, Adidas, Foot Locker, Champion and FILA. The mall has an extensive selection of high-end jewelry and watch retailers such as Rolex, Omega, Bvlgari, Tiffany & Co., Cartier, Breguet, Piaget and Chaumet. The restaurants and stores are set along streetscapes reminiscent of the historical streetscapes in Venice. The common areas within the retail space include St. Mark’s Square and three indoor canals with gondola rides. Furthermore, The Venetian Macao features a convention center and meeting room complex of approximately 1.2 million square feet, Cotai Expo. These MICE facilities provide a flexible and expansive space that can be configured to provide small, mid-size or large meeting rooms and/or accommodate large-scale multi-media events or trade shows. MICE events typically take place on weekdays to attract business travelers during the slower mid-week periods while leisure travelers occupy our properties during the weekends. The Venetian Macao also has a 15,000-seat arena, the Cotai Arena, which has hosted a wide range of entertainment and sporting events, and a 1,800-seat theater. The Londoner Macao The Londoner Macao is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao and is our largest integrated resort on Cotai. The Londoner Macao is the result of our previously announced renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. This project is being delivered in phases, which started in 2020 and will continue through 2021. Upon completion, The Londoner Macao will include some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”). The resort will also feature The Londoner Court with approximately 370 luxury suites; construction of The Londoner Court is now complete and we expect it to open in 2021. The integrated resort opened in phases since April 2012 and features four hotel towers: the first hotel tower consisting of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel, which opened in January 2021, with 594 London-themed suites, including 14 exclusive Suites by David Beckham; the second hotel tower consisting of 1,842 rooms and suites under the Sheraton brand; the third hotel tower consisting of 2,126 rooms and suites under the Sheraton brand; and the fourth 28 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.3 OUR PROPERTIES tower consisting of 400 rooms and suites under the St. Regis brand. The Londoner Macao currently operates approximately 351,000 square feet of gaming space, with 479 table games and 659 slot machines or similar electronic gaming devices, and includes exclusive VIP rooms designed for VIP and premium players. The Londoner Macao also has approximately 369,000 square feet of meeting space, a 1,701-seat theater and approximately 525,000 square feet of retail space with more than 130 stores and approximately 50 restaurants and food outlets. For the year ended December 31, 2020, The Londoner Macao had approximately 6.4 million visits. A number of new restaurants have progressively opened from late 2020, and our retail offerings will be expanded and rebranded as the Shoppes at Londoner. The Parisian Macao On September 13, 2016, we opened The Parisian Macao, a themed, iconic, “must-see” integrated resort connected to The Venetian Macao and The Plaza Macao, which includes approximately 248,000 square feet of gaming space with 273 table games and 761 slot machines or similar electronic gaming devices. The Parisian Macao also features approximately 2,500 elegantly appointed rooms and suites and the Shoppes at Parisian comprising of approximately 296,000 square feet of unique retail shopping with more than 130 stores featuring many international brands and home to 24 restaurants and food outlets featuring an international assortment of cuisines. Other non-gaming amenities at The Parisian Macao include a meeting room complex of approximately 63,000 square feet and a 1,200-seat theater. Directly in front of The Parisian Macao, and connected via a covered walk-way to the main building, is a half-scale authentic re-creation of the Eiffel Tower containing a viewing platform and restaurant. For the year ended December 31, 2020, The Parisian Macao had approximately 4.0 million visits.

SANDS CHINA LTD. 2.3 OUR PROPERTIES The Plaza Macao In August 2008, we opened The Plaza Macao, which is located adjacent to The Venetian Macao and has approximately 127,000 square feet of gaming space with 142 table games and 16 slot machines or similar electronic gaming devices at its Plaza Casino. The Plaza Macao also has 360 elegantly appointed rooms and suites managed by FS Macau Lda., several food and beverage offerings, and conference and banquet facilities. The Shoppes at Four Seasons includes approximately 244,000 square feet of retail space and is connected to the Shoppes at Venetian. The Plaza Macao also features 19 ultra-exclusive Paiza Mansions, which are individually designed and made available by invitation only. The Grand Suites at Four Seasons opened in October 2020 and features 289 luxury suites. For the year ended December 31, 2020, The Plaza Macao had approximately 8.1 million visits. Sands Macao We opened the Sands Macao in May 2004. The Sands Macao was the first Las Vegas-style casino in Macao and currently contains a mix of gaming areas for mass market, VIP and premium players, and entertainment and dining facilities, and hotel suites. The Sands Macao is situated on the Macao Peninsula near the Macau Maritime Ferry Terminal, on a waterfront parcel centrally located between the Gongbei border gate and the central business district in Macao. This location provides Sands Macao access to a large customer base, particularly the visitors who travelled to Macao by sea arriving at the Taipa Ferry Terminal or the Macau Maritime Ferry Terminal. For the year ended December 31, 2020, the Sands Macao had approximately 1.5 million visits. As at December 31, 2020, the Sands Macao features 289 suites, which are furnished with modern amenities. The Sands Macao also included approximately 212,000 square feet of gaming space and had 159 table games and 444 slot machines or similar electronic gaming devices. In addition to gaming facilities and hotel accommodations, the Sands Macao also includes restaurants, spa facilities, entertainment areas and other amenities. The dining venues feature popular regional cuisine and include a Cantonese restaurant and an upscale western-style steakhouse. 30 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.3 OUR PROPERTIES Our development projects The map below indicates the location of our existing Cotai Strip properties. Construction work on the conversion of Sands Cotai Central into the new destination integrated resort, The Londoner Macao, is progressing. This project is being delivered in phases, which started in 2020 and will continue throughout 2021. Upon completion, The Londoner Macao will feature new attractions and features internally and externally from London, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as “Big Ben”). The Londoner Macao Hotel opened in January 2021 with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The resort will also feature The Londoner Court with approximately 370 luxury suites; construction of The Londoner Court is now complete and we expect it to open in 2021. Our retail offerings will be expanded and rebranded as Shoppes at Londoner. We anticipate the total costs associated with The Londoner Macao development project described above and the recently completed The Grand Suites at Four Seasons to be approximately US$2.2 billion. The ultimate costs and completion dates for The Londoner Macao development is subject to change as we complete construction. We expect to fund our developments through a combination of the remaining balance of the net proceeds from the issuance of the Senior Notes, borrowings from the 2018 SCL Revolving Facility and surplus from operating cash flows. Macau University Taipa Hong Kong- Macau Lake and of Science & Ferry Zhuhai- Int’l Nature Technology Terminal Macao Airport Preserve Bridge Company’s Third Party Operating Development Asset 31 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.3 OUR PROPERTIES Our land concessions We have received land concessions from the Macao government to build the Sands Macao and Parcels 1, 2, 3 and 5 and 6 on Cotai, the sites on which The Venetian Macao (Parcel 1), The Plaza Macao (Parcel 2), The Parisian Macao (Parcel 3) and The Londoner Macao (Parcels 5 and 6) are located. We do not own these parcels; however, each land concession, which has an initial term of 25 years and is renewable at our option in accordance with Macao laws, grants us exclusive use of the land. As specified in each land concession, we are required to pay premiums, which are either payable in a single lump sum upon acceptance of the land concession or in seven semi-annual installments, as well as annual rent for the term of the land concession, which may be revised every five years by the Macao government. 32 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS OVERVIEW During 2020, we had accomplishments in furthering several of our strategic objectives. We continued progress on our key development projects in Macao for the conversion of Sands Cotai Central into The Londoner Macao and opened The Grand Suites at Four Seasons in October 2020, featuring gaming spaces and 289 luxury suites. We continued to strengthen our balance sheet with the issuance of the 2026 Notes and 2030 Notes in June 2020 to provide funds for incremental liquidity and general corporate purposes. COVID-19 PANDEMIC In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus was identified and the disease has since spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020. As a result, people across the globe were advised to avoid non-essential travel. Steps were also taken by various countries to restrict inbound international travel and implement closures of non-essential operations, including our integrated resorts for certain periods in 2020 to contain the spread of the virus. Visitation to Macao decreased substantially throughout 2020 as a result of various government policies limiting travel. Travel restrictions and quarantine requirements in Macao have varied in response to changes in circumstances in other countries. Currently, other than people from low risk cities in China able to enter Macao quarantine free subject to them holding the appropriate travel documents, a negative COVID-19 test result and a green health-code, a complete ban on entry, or a need to undergo enhanced quarantine requirements depending on the person’s residency and their recent travel history, remains in place. The China Individual Visit Scheme (“China IVS”) and tour group visas recommenced for certain regions from August 12, 2020, and were extended to all of mainland China effective September 23, 2020. Following suspension of all gaming operations on February 5, 2020 by the Macao government, our Macao casino operations resumed on February 20, 2020, except for operations at The Londoner Macao (formerly Sands Cotai Central), which resumed on February 27, 2020. From February 20, 2020, various health safeguards were implemented by the Macao government, such as mandatory mask protection, limitation on the number of seats per table game, slot machine spacing, temperature checks, as well as a requirement to present a negative COVID-19 test certificate prior to entering casinos. On March 3, 2021, the negative COVID-19 test requirement to enter casinos was lifted. Management is currently unable to determine when the remaining measures will be eased or cease to be necessary. Some of our Macao hotel facilities were also closed during the casino suspension in response to the drop in visitation and, with the exception of the Conrad Macao (“Conrad Hotel”) which reopened on June 13, 2020, these hotels were gradually reopened from February 20, 2020. In support of the Macao government’s initiatives to fight the COVID-19 Pandemic, we provided one tower (approximately 2,000 hotel rooms) at the Sheraton Grand Macao to the Macao government to house individuals who returned to Macao for quarantine purposes. This tower has been utilized for quarantine purposes on several occasions including from March 28 to April 30, 2020; from June 7 to August 14, 2020; from December 20, 2020 to February 6, 2021; and from February 19, 2021 to a current estimated end date of April 18, 2021. 33 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS Operating hours at restaurants across our Macao properties are continuously being adjusted in line with movements in guest visitation. The majority of retail outlets in the Company’s various shopping malls are open with reduced operating hours. The timing and manner in which these areas will return to full operation are currently unknown. The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020, and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, we have suspended our Macao ferry operations between Macao and Hong Kong. The timing and manner in which our normal ferry operations will be able to resume are currently unknown. Our operations in Macao have been significantly impacted by the lack of visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased 83.0% for 2020, as compared to 2019. The Macao government also announced gross gaming revenue decreased by 79.3% for 2020, as compared to 2019. If our integrated resorts are not permitted to resume normal operations, travel restrictions such as those related to inbound travel from other countries are not modified or eliminated, the China IVS resumes suspension or the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, our operations, cash flows and financial condition will be further materially impacted. While each of our properties are currently open and operating at reduced levels due to lower visitation and the implementation of required safety measures as described above, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations. We have a strong balance sheet and sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$861 million and access to US$2.02 billion of available borrowing capacity from our 2018 SCL Revolving Facility as at December 31, 2020. On January 25, 2021, the Company entered into an agreement with lenders to increase the commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. Based on the current forecasts, we believe we are able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow of non-essential items. 34 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS KEY OPERATING REVENUE MEASUREMENTS Operating revenues at The Venetian Macao, The Londoner Macao, The Parisian Macao and The Plaza Macao are dependent upon the volume of customers who stay at the hotel, which affects the price that can be charged for hotel rooms and our gaming volume. Operating revenues at the Sands Macao are principally driven by casino customers who visit the properties on a daily basis. The following are the key measurements we use to evaluate operating revenues: Casino revenue measurements: Table games are segregated into two groups, consistent with the Macao market’s convention: Rolling Chip play (composed of VIP players) and Non-Rolling Chip play (mostly non-VIP players). The volume measurement for Rolling Chip play is non-negotiable gaming chips wagered and lost. The volume measurement for Non-Rolling Chip play is table games drop (“drop”), which is the net markers issued (credit instruments), cash deposited in the table drop boxes and gaming chips purchased and exchanged at the cage. Rolling Chip and Non-Rolling Chip volume measurements are not comparable as they are two distinct measures of volume. The amounts wagered and lost for Rolling Chip play are substantially higher than the amounts dropped for Non-Rolling Chip play. Slot handle, also a volume measurement, is the gross amount wagered for the period cited. We view Rolling Chip win as a percentage of Rolling Chip volume, Non-Rolling Chip win as a percentage of drop and slot hold (amount won by the casino) as a percentage of slot handle. Win or hold percentage represents the percentage of Rolling Chip volume, Non-Rolling Chip drop or slot handle that is won by the casino and recorded as casino revenue. Our win and hold percentages are calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. Our Rolling Chip win percentage is expected to be 3.15% to 3.45%. Generally, slot machine play is conducted on a cash basis. Approximately 24.0% of our table games play was conducted on a credit basis for the year ended December 31, 2020. Hotel revenue measurements: Performance indicators used are occupancy rate (a volume indicator), which is the average percentage of available hotel rooms occupied during a period, and average daily room rate (“ADR”, a price indicator), which is the average price of occupied rooms per day. Available rooms exclude those rooms unavailable for occupancy during the period due to renovation, development or other requirements (such as government mandated closure, lodging for team members and usage by the Macao government for quarantine measures). The calculations of the occupancy rate and ADR include the impact of rooms provided on a complimentary basis. Revenue per available room (“RevPAR”) represents a summary of hotel ADR and occupancy. Because not all available rooms are occupied, ADR is normally higher than RevPAR. Reserved rooms where the guests do not show up for their stay and lose their deposit, or where guests check out early, may be re-sold to walk in guests. Mall revenue measurements: Occupancy, base rent per square foot and tenant sales per square foot are used as performance indicators. Occupancy represents GLOA divided by GLA at the end of the reporting period. GLOA is the sum of: (1) tenant occupied space under lease and (2) tenants no longer occupying space, but paying rent. GLA does not include space currently under development or not on the market for lease. Base rent per square foot is the weighted average base or minimum rent charge, excluding rent concessions, in effect at the end of the reporting period for all tenants that would qualify to be included in occupancy. Tenant sales per square foot is the reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period. Only tenants that have been open for a minimum of 12 months are included in the tenant sales per square foot calculation. 35 ANNUAL REPORT 2020

Net revenues were US$1.69 billion for the year ended December 31, 2020, a decrease of 80.8%, compared to US$8.81 billion for the year ended December 31, 2019. Net revenues decreased in all business categories, mainly driven by significant decreases in visitation due to travel restrictions as a result of the COVID-19 Pandemic. Our net casino revenues for the year ended December 31, 2020 were US$1.17 billion, a decrease of 83.3%, compared to US$7.02 billion for the year ended December 31, 2019. The decrease was primarily driven by a decrease in volume in all gaming offerings as a result of the COVID-19 Pandemic. 36 ANNUAL REPORT 2020

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

The following table summarizes the results of our casino activity:

	Year ended December 31, 2020	2019	Change
		US$ in millions	
The Venetian Macao			
Total net casino revenues	**531**	2,875	(81.5)%
Non-Rolling Chip drop	**1,925**	9,275	(79.2)%
Non-Rolling Chip win percentage	**25.4%**	26.2%	(0.8) pts
Rolling Chip volume	**3,775**	25,715	(85.3)%
Rolling Chip win percentage[(i)]	**3.12%**	3.29%	(0.17) pts
Slot handle	**1,041**	3,952	(73.7)%
Slot hold percentage	**4.2%**	4.8%	(0.6) pts
The Londoner Macao			
Total net casino revenues	**192**	1,541	(87.5)%
Non-Rolling Chip drop	**881**	6,586	(86.6)%
Non-Rolling Chip win percentage	**22.6%**	22.7%	(0.1) pts
Rolling Chip volume	**167**	5,364	(96.9)%
Rolling Chip win percentage[(i)]	**5.85%**	3.36%	2.49 pts
Slot handle	**531**	4,107	(87.1)%
Slot hold percentage	**4.3%**	4.2%	0.1 pts
The Parisian Macao			
Total net casino revenues	**180**	1,376	(86.9)%
Non-Rolling Chip drop	**844**	4,522	(81.3)%
Non-Rolling Chip win percentage	**23.1%**	23.1%	— pts
Rolling Chip volume	**3,141**	16,121	(80.5)%
Rolling Chip win percentage[(i)]	**1.13%**	3.43%	(2.30) pts
Slot handle	**763**	4,217	(81.9)%
Slot hold percentage	**3.7%**	3.7%	— pts
The Plaza Macao			
Total net casino revenues	**159**	650	(75.5)%
Non-Rolling Chip drop	**544**	1,473	(63.1)%
Non-Rolling Chip win percentage	**24.6%**	24.4%	0.2 pts
Rolling Chip volume	**3,656**	13,368	(72.7)%
Rolling Chip win percentage[(i)]	**2.46%**	3.88%	(1.42) pts
Slot handle	**37**	518	(92.9)%
Slot hold percentage	**4.6%**	6.0%	(1.4) pts
Sands Macao			
Total net casino revenues	**107**	576	(81.4)%
Non-Rolling Chip drop	**451**	2,634	(82.9)%
Non-Rolling Chip win percentage	**18.7%**	18.3%	0.4 pts
Rolling Chip volume	**1,361**	4,605	(70.4)%
Rolling Chip win percentage[(i)]	**2.44%**	2.52%	(0.08) pts
Slot handle	**549**	2,596	(78.9)%
Slot hold percentage	**3.1%**	3.3%	(0.2) pts

Note: As a result of the COVID-19 Pandemic, gaming operations were closed from February 5 to 19, 2020, except for The Londoner Macao which was closed from February 5 to 26, 2020.

(i) This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

37

ANNUAL REPORT 2020

SANDS CHINA LTD.
2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Room revenues for the year ended December 31, 2020 were US$144 million, a decrease of 80.3%, compared to US$731 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in demand as a result of the COVID-19 Pandemic.

The following table summarizes the results of our room activity:

	Year ended December 31,		
	2020	2019	Change
	US$ in millions, except average daily rate and revenue per available room		
The Venetian Macao			
Total room revenues	**46**	222	(79.3)%
Occupancy rate	**27.2%**	95.9%	(68.7) pts
Average daily rate (in US$)	**197**	227	(13.2)%
Revenue per available room (in US$)	**53**	217	(75.6)%
The Londoner Macao			
Total room revenues	**42**	320	(86.9)%
Occupancy rate	**18.3%**	96.8%	(78.5) pts
Average daily rate (in US$)	**164**	160	2.5%
Revenue per available room (in US$)	**30**	155	(80.6)%
The Parisian Macao			
Total room revenues	**33**	130	(74.6)%
Occupancy rate	**27.3%**	97.2%	(69.9) pts
Average daily rate (in US$)	**145**	159	(8.8)%
Revenue per available room (in US$)	**39**	155	(74.8)%
The Plaza Macao(i)			
Total room revenues	**17**	41	(58.5)%
Occupancy rate	**28.5%**	91.3%	(62.8) pts
Average daily rate (in US$)	**394**	332	18.7%
Revenue per available room (in US$)	**113**	303	(62.7)%
Sands Macao			
Total room revenues	**6**	18	(66.7)%
Occupancy rate	**39.4%**	99.8%	(60.4) pts
Average daily rate (in US$)	**157**	175	(10.3)%
Revenue per available room (in US$)	**62**	175	(64.6)%

Note: As a result of the COVID-19 Pandemic, some of our hotel operations were closed for a period in 2020, with a number of rooms utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao. These rooms were excluded from the calculation of hotel statistics above.

(i) Includes The Grand Suites at Four Seasons, which opened in October 2020.

38
ANNUAL REPORT 2020

SANDS CHINA LTD.
2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Mall revenues for the year ended December 31, 2020 were US$269 million, a decrease of 49.3%, compared to US$531 million for the year ended December 31, 2019. The decrease was primarily due to rent concessions of US$215 million granted to our mall tenants and a decrease in turnover rents of US$45 million resulting from lower traffic in our malls as a result of the COVID-19 Pandemic.

The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,		
	2020	2019	Change
	US$ in millions, except per square foot amount		
Shoppes at Venetian			
Total mall revenues	**126**	254	(50.4)%
Mall gross leasable area (in square feet)	**812,936**	812,938	—%
Occupancy	**83.8%**	91.4%	(7.6) pts
Base rent per square foot (in US$)	**302**	277	9.0%
Tenant sales per square foot (in US$)(i)	**794**	1,709	(53.5)%
Shoppes at Londoner(ii)			
Total mall revenues	**38**	71	(46.5)%
Mall gross leasable area (in square feet)	**525,206**	525,222	—%
Occupancy	**83.9%**	90.1%	(6.2) pts
Base rent per square foot (in US$)	**96**	107	(10.3)%
Tenant sales per square foot (in US$)(i)	**409**	934	(56.2)%
Shoppes at Parisian			
Total mall revenues	**27**	53	(49.1)%
Mall gross leasable area (in square feet)	**295,963**	295,920	—%
Occupancy	**78.5%**	86.2%	(7.7) pts
Base rent per square foot (in US$)	**156**	149	4.7%
Tenant sales per square foot (in US$)(i)	**349**	785	(55.5)%
Shoppes at Four Seasons			
Total mall revenues	**79**	151	(47.7)%
Mall gross leasable area (in square feet)	**244,104**	242,425	0.7%
Occupancy	**94.9%**	95.0%	(0.1) pts
Base rent per square foot (in US$)	**540**	544	(0.7)%
Tenant sales per square foot (in US$)(i)	**2,744**	5,478	(49.9)%

Note: This table excludes the results of our mall operations at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions during the year ended December 31, 2020. Base rent per square foot presented above excludes the impact of these rent concessions.

(i) Tenant sales per square foot reflects sales from tenants only after the tenant has been opened for a period of 12 months.

(ii) Shoppes at Londoner (formerly Shoppes at Cotai Central) will feature up to approximately 600,000 square feet of gross leasable area upon completion of all phases of the renovation, rebranding and expansion to The Londoner Macao.

39
ANNUAL REPORT 2020

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Food and beverage revenues for the year ended December 31, 2020 were US$59 million, a decrease of 80.2%, compared to US$298 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in property visitation as a result of the COVID-19 Pandemic.

Convention, ferry, retail and other revenues for the year ended December 31, 2020 were US$46 million, a decrease of 80.0%, compared to US$230 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in revenue of US$76 million in our ferry operations due to the temporary closure of Hong Kong China Ferry Terminal since late January 2020 and the Hong Kong Macau Ferry Terminal since early February 2020 in response to the COVID-19 Pandemic, as well as a decrease in revenue in other business categories, such as convention, entertainment and retail as a result of the COVID-19 Pandemic.

Operating expenses

Our operating expenses consisted of the following:

	Year ended December 31,		
	2020	2019	Percent change
	US$ in millions		
Casino	**1,212**	4,226	(71.3)%
Rooms	**100**	190	(47.4)%
Mall	**41**	55	(25.5)%
Food and beverage	**123**	258	(52.3)%
Convention, ferry, retail and other	**72**	178	(59.6)%
Provision for expected credit losses, net	**52**	24	116.7 %
General and administrative expense	**528**	698	(24.4)%
Corporate expense	**47**	129	(63.6)%
Pre-opening expense	**11**	23	(52.2)%
Depreciation and amortization	**684**	706	(3.1)%
Impairment loss	**—**	65	(100.0)%
Net foreign exchange gains	**(17)**	(35)	(51.4)%
Loss on disposal of property and equipment and investment properties	**73**	16	356.3 %
Total operating expenses	**2,926**	6,533	(55.2)%

Operating expenses were US$2.93 billion for the year ended December 31, 2020, a decrease of 55.2%, compared to US$6.53 billion for the year ended December 31, 2019. The decrease in operating expenses was primarily due to a decrease in business volume across all business categories. Although management has implemented certain cost reduction programs, operating margins in each business segment were negatively impacted due to employee and other costs incurred during this period of decreased visitation and property closures. We have maintained our staffing levels through significantly reduced visitation. We have implemented payroll cost saving initiatives across each of our properties, including utilization of paid time off and voluntary unpaid leave.

Casino expenses for the year ended December 31, 2020 were US$1.21 billion, a decrease of 71.3%, compared to US$4.23 billion for the year ended December 31, 2019. The decrease was primarily due to a decrease in gaming taxes as a result of decreased casino revenues.

Room expenses for the year ended December 31, 2020 were US$100 million, a decrease of 47.4%, compared to US$190 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in payroll, management fees and other operating expenses as a result of lower hotel occupancy.

40

ANNUAL REPORT 2020

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS Mall expenses for the year ended December 31, 2020 were US$41 million, a decrease of 25.5%, compared to US$55 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in payroll and common area maintenance cost. Food and beverage expenses for the year ended December 31, 2020 were US$123 million, a decrease of 52.3%, compared to US$258 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in cost of sales, payroll and other operating expenses consistent with lower business volumes. Convention, ferry, retail and other expenses for the year ended December 31, 2020 were US$72 million, a decrease of 59.6% compared to US$178 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in ferry expenses resulting from the temporary closure of the ferry terminals in response to the COVID-19 Pandemic, as well as decreases in expenses in other business categories which were consistent with the reduction in revenue. Provision for expected credit losses, net for the year ended December 31, 2020 were US$52 million, an increase of 116.7% compared to US$24 million for the year ended December 31, 2019. The increase was primarily driven by the aging of receivables for premium players, as travel restrictions have limited the ability for patrons to redeem markers. General and administrative expenses were US$528 million for the year ended December 31, 2020, a decrease of 24.4% compared to US$698 million for the year ended December 31, 2019. The decrease was primarily driven by decreases in marketing, payroll and property operations costs. Corporate expenses were US$47 million for the year ended December 31, 2020, a decrease of 63.6% compared to US$129 million for the year ended December 31, 2019. The decrease was primarily driven by a decrease in royalty fees due to decreased revenues across all properties. Pre-opening expenses were US$11 million for the year ended December 31, 2020, compared to US$23 million for the year ended December 31, 2019. The decrease was primarily driven by branding campaign fees for The Londoner Macao incurred in 2019. Depreciation and amortization expense was US$684 million for the year ended December 31, 2020, a decrease of 3.1%, compared to US$706 million for the year ended December 31, 2019. The decrease was primarily due to the accelerated depreciation of US$82 million in 2019 on certain assets that were to be replaced in conjunction with The Londoner Macao project, partially offset by the additions of The Grand Suites at Four Seasons and The Londoner Macao for those areas that were completed, as well as the additions of gaming and information technology-related equipment. Net foreign exchange gains for the year ended December 31, 2020 were US$17 million, primarily associated with the U.S. dollar denominated debt, compared to US$35 million for the year ended December 31, 2019. Loss on disposal of property and equipment and investment properties was US$73 million for the year ended December 31, 2020, compared to US$16 million for the year ended December 31, 2019. The increase was primarily due to asset disposals and demolition costs related to The Londoner Macao project. 41 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS Adjusted property EBITDA(i) The following table summarizes information related to our segments: Year ended December 31, 2020 2019 Percent change US$ in millions The Venetian Macao (53) 1,407 (103.8)% The Londoner Macao (184) 726 (125.3)% The Parisian Macao (131) 544 (124.1)% The Plaza Macao 33 345 (90.4)% Sands Macao (76) 175 (143.4)% Ferry and other operations (17) (4) N.M. Total adjusted property EBITDA (428) 3,193 (113.4)% Adjusted property EBITDA loss was US$428 million for the year ended December 31, 2020, compared to an adjusted property EBITDA of US$3.19 billion for the year ended December 31, 2019. The decrease was primarily due to the decline in revenue in all business categories driven by government mandated travel restrictions, property closures and overall reduced visitation since late January 2020 resulting from the COVID-19 Pandemic. Management continues to focus on operational efficiencies and cost control measures throughout the gaming and non-gaming areas of our business. N.M. “ not meaningful Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share- based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies. 42 ANNUAL REPORT 2020

Interest expense, net of amounts capitalized, was US$279 million for the year ended December 31, 2020, remained largely consistent compared to US$280 million for the year ended December 31, 2019. The increase in interest and other finance costs of US$11 million was primarily due to an increase in interest expense of US$35 million as a result of the newly issued US$1.50 billion Senior Notes in June 2020, partially offset by an increase of US$30 million benefit related to interest rate swaps on US$5.50 billion of Senior Notes issued in August 2018. These interest rate swaps expired in August 2020. The increase in interest capitalization of US$12 million was due to the ramp up of construction relating to The Grand Suites at Four Seasons and The Londoner Macao project in 2020. Our weighted average interest rate for the year ended December 31, 2020 was approximately 4.6%, compared to 5.1% for the year ended December 31, 2019. The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings. (Loss)/profit for the year Loss for the year ended December 31, 2020 was US$1.52 billion, compared to a profit of US$2.03 billion for the year ended December 31, 2019. 43 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES We fund our operations through cash generated from our operations and our debt financing. Total cash and cash equivalents, excluding restricted cash and cash equivalents, was US$861 million as at December 31, 2020. Such cash and cash equivalents were primarily held in HK$ and US$. As at December 31, 2020, we had US$2.02 billion of available borrowing capacity under the 2018 SCL Revolving Facility. On January 25, 2021, we entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, we drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. Cash Flows — Summary Our cash flows consisted of the following: Year ended December 31, 2020 2019 US$ in millions Net cash (used in)/generated from operating activities (816) 2,812 Net cash used in investing activities (1,024) (715) Net cash from/(used in) financing activities 231 (2,312) Net decrease in cash and cash equivalents (1,609) (215) Cash and cash equivalents at beginning of year 2,471 2,676 Effect of exchange rate on cash and cash equivalents (1) 10 Cash and cash equivalents at end of year 861 2,471 Cash Flows “ Operating Activities Net cash used in operating activities for the year ended December 31, 2020 was US$816 million, a decrease of US$3.63 billion compared to net cash generated from operating activities of US$2.81 billion for the year ended December 31, 2019. We derive most of our operating cash flows from our casino, mall and hotel operations. The net cash used in operating activities of US$816 million for the year ended December 31, 2020 was primarily attributable to the impact of the COVID-19 Pandemic on our operations, which significantly reduced visitation to our properties and significantly decreased operating income during 2020 as described above. The COVID-19 Pandemic also impacted our working capital, which was a cash outflow during 2020 as the amount of receivables collected was less than the settlement of operating accrued liabilities and the outstanding chip liability was significantly reduced. 44 ANNUAL REPORT 2020

SANDS CHINA LTD.
2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Cash Flows — Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was US$1.02 billion and was primarily attributable to capital expenditures for major development projects. Capital expenditures for the year ended December 31, 2020, totaled US$1.04 billion, including US$721 million for The Londoner Macao, US$156 million for The Plaza Macao, primarily related to The Grand Suites at Four Seasons, US$140 million for The Venetian Macao and US$21 million for our other operations, mainly at The Parisian Macao and Sands Macao.

Cash Flows — Financing Activities

Net cash from financing activities for the year ended December 31, 2020 was US$231 million, which was primarily attributable to US$1.50 billion in Senior Notes issuance in June 2020, partially offset by US$1.03 billion in dividend payments and US$209 million in interest payments.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year ended December 31,	
	2020	2019
	US$ in millions	
The Venetian Macao	**140**	131
The Londoner Macao	**721**	276
The Parisian Macao	**11**	32
The Plaza Macao	**156**	296
Sands Macao	**8**	16
Ferry and other operations	**2**	3
Total capital expenditures	**1,038**	754

Construction work on the conversion of Sands Cotai Central into the new destination integrated resort, The Londoner Macao, is progressing. This project is being delivered in phases, which started in 2020 and will continue throughout 2021. Upon completion, The Londoner Macao will feature new attractions and features internally and externally from London, including some of London's most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"). The Londoner Macao Hotel opened in January 2021 with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The resort will also feature The Londoner Court with approximately 370 luxury suites; construction of The Londoner Court is now complete and we expect it to open in 2021. Our retail offerings will be expanded and rebranded as Shoppes at Londoner.

We anticipate the total costs associated with The Londoner Macao development project described above and the recently completed The Grand Suites at Four Seasons to be approximately US$2.2 billion. The ultimate costs and completion dates for The Londoner Macao development is subject to change as we complete the construction. We expect to fund our developments through a combination of the remaining balance of the net proceeds from the issuance of the Senior Notes, borrowings from the 2018 SCL Revolving Facility and surplus from operating cash flows.

45
ANNUAL REPORT 2020

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS CAPITAL COMMITMENTS Future commitments for property and equipment that are not recorded in the financial statements herein are as follows: December 31, 2020 2019 US$ in millions Contracted but not provided for 385 1,001 DIVIDENDS The Board does not recommend the payment of a final dividend for the year ended December 31, 2020. CONTINGENT LIABILITIES The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows. CHARGES ON GROUP ASSETS None of the Group’s assets were charged as security for any liabilities as at December 31, 2020. 46 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS The Company has identified the following as priority risks of the Group. You should carefully consider the priority risk factors set forth below as well as the other information contained in this Annual Report in connection with evaluating the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, results of operations and cash flows. Risks Related to Our Business The COVID-19 Pandemic has materially adversely affected the number of visitors to our facilities and disrupted our operations, and we expect this adverse impact to continue until the COVID-19 Pandemic is contained. We expect the impact of the disruptions resulting from the impact of the COVID-19 Pandemic, including the extent of their adverse impact on our financial and operational results, will be dictated by the length of time such disruptions continue. Although all our properties are currently open, we cannot predict whether future closures would be appropriate or could be mandated. Even once travel advisories and restrictions are modified or cease to be necessary, demand for integrated resorts may remain weak for a significant length of time and we cannot predict if or when the gaming and non-gaming activities of our properties will return to pre-outbreak levels of volume or pricing. In particular, future demand for integrated resorts may be negatively impacted by the adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels and loss of personal wealth or reduced business spending for MICE resulting from the impact of the COVID-19 Pandemic. In addition, we cannot predict the impact the COVID-19 Pandemic will have on our mall tenants. We are a holding company with limited business operations of our own. Our main assets consist of our direct and indirect shareholdings in our operating subsidiaries through which we conduct most of our business operations. If the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, our subsidiaries” ability to generate sufficient earnings and cash flow to pay dividends or distributions in the future may be negatively impacted. Our businesses would also be impacted should the disruptions from the COVID-19 Pandemic lead to prolonged changes in consumer behavior or could impact our current construction projects in Macao. There are certain limitations on our ability to mitigate the adverse financial impact of these matters, such as the fixed costs at our properties, the access to construction labor due to immigration restrictions or construction materials due to vendor supply chain delays. The COVID-19 Pandemic also makes it more challenging for management to estimate the future performance of our businesses, particularly over the near to medium term. Any of these events may continue to disrupt our ability to staff our business adequately, could continue to generally disrupt our operations or construction projects and, if the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, would have a material adverse effect on our business, financial condition, results of operations and cash flows. The COVID-19 Pandemic has had, and will continue to have, a material adverse effect on our results of operations and cash flows. Given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 Pandemic and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition. 47 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Our business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of downturns in the economy. Consumer demand for hotel/casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or corporate spending on conventions and business travel could be driven by many factors, such as: perceived or actual general economic conditions; fear of exposure to a widespread health epidemic, such as the COVID-19 Pandemic; any weaknesses in the job or housing market; credit market disruptions; high energy, fuel and food costs; the increased cost of travel; the potential for bank failures; perceived or actual disposable consumer income and wealth; fears of recession and changes in consumer confidence in the economy; or fear of war, political instability, civil unrest or future acts of terrorism. These factors could reduce consumer and corporate demand for the luxury amenities and leisure and business activities we offer, thus imposing additional limits on pricing and harming our operations. Natural or man-made disasters, an outbreak of highly infectious or contagious disease, political instability, civil unrest, terrorist activity or war could materially adversely affect the number of visitors to our facilities and disrupt our operations. So-called “Acts of God,” such as typhoons and rainstorms, particularly in Macao, and other natural disasters, man-made disasters, outbreaks of highly infectious or contagious diseases, political instability, civil unrest, terrorist activity or war may result, and in the case of the COVID-19 Pandemic, have resulted, in decreases in travel to and from, and economic activity in, areas in which we operate, and may adversely affect, and the COVID-19 Pandemic has adversely affected, the number of visitors to our properties. Any of these events may disrupt our ability to staff our business adequately, could generally disrupt our operations and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we have insurance coverage with respect to some of these events, we cannot assure you any such coverage will provide any coverage or be sufficient to indemnify us fully against all direct and indirect costs, including any loss of business that could result from substantial damage to, or partial or complete destruction of, any of our properties. Our business is sensitive to the willingness of our customers to travel. We are dependent on the willingness of our customers to travel. Only a small amount of our business is and will be generated by local residents. Most of our customers travel to reach our properties. Infectious diseases may severely disrupt, and in the case of the COVID-19 Pandemic, have severely disrupted, domestic and international travel, which would result in a decrease in customer visits to Macao, including our properties. Regional political events, acts of terrorism or civil unrest, including those resulting in travelers perceiving areas as unstable or an unwillingness of governments to grant visas, regional conflicts or an outbreak of hostilities or war could have a similar effect on domestic and international travel. Management cannot predict the extent to which disruptions from these types of events in air or other forms of travel would have on our business, financial condition, results of operations and cash flows. We are subject to extensive regulations that govern our operations. We are required to obtain and maintain licenses from various jurisdictions in order to operate certain aspects of our business, and we are subject to extensive background investigations and suitability standards in our gaming business. There can be no assurance we will be able to obtain new licenses or renew any of our existing licenses, or if such licenses are obtained, such licenses will not be conditioned, suspended or revoked; and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business, financial condition, results of operations and cash flows. 48 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS We are subject to regulations imposed by the FCPA, which generally prohibits U.S. companies (such as LVS, of which we are a subsidiary) and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. LVS entered into a comprehensive civil administrative settlement with the SEC on April 7, 2016, and a non-prosecution agreement with the DOJ on January 19, 2017, which resolved all inquiries related to these government investigations and included ongoing reporting obligations to the DOJ through January 2020. Any violation of the FCPA could have a material adverse effect on our business, financial condition, results of operations and cash flows. We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. U.S. governmental authorities have evidenced an increased focus on the gaming industry and compliance with anti-money laundering laws and regulations. For instance, we are subject to regulation, which, among other things, requires us to report to various government authorities certain currency transactions in excess of applicable thresholds and certain suspicious activities where we know, suspect or have reason to suspect such transactions involve funds from illegal activity or are intended to violate certain law or regulations or are designed to evade reporting requirements or have no business or lawful purpose. In addition, we are subject to various other rules and regulations involving reporting, recordkeeping and retention. Our compliance is subject to periodic audits, and we may be subject to substantial civil and criminal penalties, including fines, if we fail to comply with applicable regulations. We are also subject to regulations set forth by the gaming authorities in the area in which we operate. Any such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, employees or customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our debt instruments, current debt service obligations and substantial indebtedness may restrict our current and future operations. Our current debt service obligations contain, or any future debt service obligations and instruments may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to: incur additional debt, including providing guarantees or credit support; incur liens securing indebtedness or other obligations; dispose of certain assets; make certain acquisitions; pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties; enter into sale and leaseback transactions; engage in any new businesses; issue preferred stock; and enter into transactions with our Shareholders and our affiliates. The 2018 SCL Credit Facility contains various financial covenants. As a result of the impact from the COVID-19 Pandemic, the 2018 SCL Credit Facility was amended on March 27, 2020 to waive those financial covenants through July 1, 2021 and on September 11, 2020, the 2018 SCL Credit Facility was further amended to extend the waiver period through January 1, 2022. We cannot assure you that we will be able to obtain similar waivers in the future. 49 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS As at December 31, 2020, we had US$7.0 billion of borrowings outstanding under the Senior Notes and US$2.02 billion of available borrowing capacity under the 2018 SCL Revolving Facility. On September 11, 2020, the 2018 SCL Credit Facility was amended to provide us with the option to increase the total available borrowing capacity by an additional US$1 billion. On January 25, 2021, we entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, we drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. This indebtedness could have important consequences to us. For example, it could: make it more difficult for us to satisfy our debt service obligations; increase our vulnerability to general adverse economic and industry conditions; impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes; require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations and development projects; limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; require us to repurchase our Senior Notes upon certain events, such as any change in gaming law or any action by a gaming authority after which none of the Group members owns or manages casino or gaming areas or operates casino games of fortune and chance in Macao in substantially the same matter as the Group was at the issue date of the Senior Notes for a period of 30 consecutive days or more; place us at a competitive disadvantage compared to our competitors that have less debt; and subject us to higher interest expense in the event of increases in interest rates. Our ability to timely refinance and replace our indebtedness in the future will depend upon general economic and credit market conditions, approval required by local government regulators, adequate liquidity in the global credit markets, the particular circumstances of the gaming industry, and prevalent regulations and our cash flow and operations, in each case as evaluated at the time of such potential refinancing or replacement. If we are unable to refinance or generate sufficient cash flow from operations to repay our indebtedness on a timely basis, we might be forced to seek alternate forms of financing, dispose of certain assets or minimize capital expenditures and other investments, or reduce dividend payments. There is no assurance any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to us, or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements. We may attempt to arrange additional financing to fund the remainder of our planned, and any future, development projects. If we are required to raise additional capital in the future, our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects and our credit ratings. If our credit ratings were to be downgraded, or general market conditions were to ascribe higher risk to our rating levels, our industry, or us, our access to capital and the cost of any debt financing would be further negatively impacted. In addition, the terms of future debt agreements could include more restrictive covenants, or require incremental collateral, which may further restrict our business operations or be unavailable due to our covenant restrictions then in effect. There is no guarantee that debt financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations. 50 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS We extend credit to a large portion of our customers and we may not be able to collect gaming receivables from our credit players. We conduct our gaming activities on a credit and cash basis. Any such credit we extend is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than players who tend to wager lesser amounts. During the year ended December 31, 2020, approximately 24.0% of our table games drop at our properties was from credit-based wagering. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible. In particular, we expect our operations will be able to enforce gaming debts only in a limited number of jurisdictions, including Macao. To the extent our Macao gaming customers and gaming promoters are from other jurisdictions, our operations may not have access to a forum in which it will be possible to collect all gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and our Macao operations may encounter forums that will refuse to enforce such debts. Moreover, under applicable law, our operations remain obligated to pay taxes on uncollectible winnings from customers. Even where gaming debts are enforceable, they may not be collectible. Our inability to collect gaming debts could have a significant adverse effect on our results of operations and cash flows. We face the risk of fraud and cheating. Our gaming customers may attempt or commit fraud or cheat in order to increase winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in our gaming operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and cash flows. Our operations face significant competition, which may increase in the future. The hotel, resort and casino businesses are highly competitive. Our properties compete with numerous other casinos located within Macao. Additional Macao facilities announced by our competitors and the increasing capacity of hotel rooms in Macao could add to the competitive dynamic of the market. Our operations will also compete to some extent with casinos located elsewhere in Asia, including Singapore, South Korea, Malaysia, Philippines, Australia, Cambodia and elsewhere in the world, including Las Vegas, as well as online gaming and cruise ships that offer gaming. Our operations also face increased competition from new developments in Malaysia, Australia and South Korea. In addition, certain countries have legalized, and others may in the future legalize casino gaming. The proliferation of gaming venues and gaming activities, such as online gaming, as well as renovations and expansions by our competitors, and their ability to attract customers away from our properties could have a material adverse effect on our financial condition, results of operations and cash flows. 51 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Risks Associated with Our Operations There are significant risks associated with our construction projects. Our development projects and any other construction projects we undertake will entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control or, in certain cases, our contractors” control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize, prevent the construction or opening of our projects, or otherwise affect the design and features. Construction contractors or counterparties for our current projects may be required to bear certain cost overruns for which they are contractually liable, and if such counterparties are unable to meet their obligations, we may incur increased costs for such developments. If our management is unable to manage successfully our construction projects, it could have a material adverse effect on our financial condition, results of operations and cash flows. The anticipated costs and completion dates for our current projects are based on budgets, designs, development and construction documents and schedule estimates are prepared with the assistance of architects and other construction development consultants and are subject to change as the design, development and construction documents are finalized and as actual construction work is performed. A failure to complete our projects on budget or on schedule may have a material adverse effect on our financial condition, results of operations and cash flows. We will stop generating any gaming revenues from our operations if we cannot secure an extension of our Subconcession in 2022 or if the Macao government exercises its redemption right. Our Subconcession Contract expires on June 26, 2022. Unless our Subconcession is extended, all of VML’s casino premises and gaming-related equipment will be transferred automatically to the Macao government on that date without compensation to us and we will cease to generate gaming revenues from these operations. Beginning on December 26, 2017, the Macao government may redeem the Subconcession Contract by providing us at least one-year prior notice. In the event the Macao government exercises this redemption right, we are entitled to fair compensation or indemnity. The amount of this compensation or indemnity will be determined based on the amount of gaming and non-gaming revenue generated by The Venetian Macao during the tax year prior to the redemption multiplied by the number of remaining years before expiration of the Subconcession. We cannot assure you we will be able to renew or extend our Subconcession Contract on terms favorable to us or at all. We also cannot assure you that if our Subconcession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues. Our Subconcession can be terminated under certain circumstances without compensation to us. The Macao government has the right, after consultation with Galaxy Casino Company Limited, to unilaterally terminate our Subconcession in the event of VML’s serious non-compliance with its basic obligations under the Subconcession and applicable Macao laws. Upon termination of our Subconcession, our casinos and gaming-related equipment would automatically be transferred to the Macao government without compensation to us and we would cease to generate any revenues from these operations. The loss of our Subconcession would prohibit us from conducting gaming operations in Macao, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. 52 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted. Our VIP and mass market gaming customers typically come from nearby destinations in Asia, including mainland China, Hong Kong, South Korea and Japan. Increasingly, a significant number of gaming customers come to our casinos from mainland China. Any slowdown in economic growth or changes of China’s current restrictions on travel and currency movements could further disrupt the number of visitors from mainland China to our casinos as well as the amounts they are willing and able to spend while at our properties. Policies and measures adopted from time to time by the Chinese government include restrictions imposed on exit visas granted to residents of mainland China for travel to Macao and Hong Kong. These measures have, and any future policy developments implemented may have, the effect of reducing the number of visitors to Macao from mainland China, which could adversely impact tourism and the gaming industry in Macao. The Macao government could grant additional rights to conduct gaming in the future and increase competition we face. We hold a Subconcession under one of only six gaming concessions and subconcessions authorized by the Macao government to operate casinos in Macao through June 26, 2022. If the Macao government were to allow additional gaming operators in Macao, we would face additional competition, which could have a material adverse effect on our financial condition, results of operations and cash flows. Conducting business in Macao has certain political and economic risks. Our business development plans, financial condition, results of operations and cash flows may be materially and adversely affected by significant political, social and economic developments in Macao, and by changes in policies of the governments or changes in laws and regulations or their interpretations. Our operations in Macao are also exposed to the risk of changes in laws and policies that govern operations of companies based in Macao. Jurisdictional tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby having an adverse effect on our profitability after tax. These changes may have a material adverse effect on our financial condition, results of operations and cash flows. Current Macao laws and regulations concerning gaming and gaming concessions and licenses are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe our organizational structure and operations are in compliance in all material respects with all applicable laws and regulations of Macao. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, which differs from our interpretation and could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our activities in Macao are subject to administrative review and approval by various government agencies. We cannot assure you we will be able to obtain all necessary approvals, which may have a material adverse effect on our long-term business strategy and operations. Macao laws permit redress to the courts with respect to administrative actions; however, such redress is largely untested in relation to gaming issues. 53 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS The Macao government approved smoking control legislation, which prohibits smoking in casinos. This legislation permits casinos to maintain designated smoking rooms opened to the public, as long as such rooms comply with certain conditions, namely that no gaming equipment is installed within a three-meter radius from their entrance doors, that they are physically separated from the remaining areas and that no activity other than smoking is conducted inside the rooms, including gaming. Such legislation may deter potential gaming customers who are smokers from frequenting casinos in jurisdictions with smoking bans such as Macao. Such laws and regulations could change or could be interpreted differently in the future. We cannot predict the future likelihood or outcome of similar legislation or referendums in other jurisdictions where we operate or the magnitude of any decrease in revenues as a result of such regulations, though any smoking ban could have an adverse effect on our business, financial condition, results of operations and cash flows. Our tax arrangements with the Macao government may not be extended on terms favorable to us or at all beyond their June 26, 2022 expiration dates. We have had the benefit of a corporate tax exemption in Macao, which exempts us from paying the 12% corporate income tax on profits generated by the operation of casino games, but does not apply to our non-gaming activities. We will continue to benefit from this tax exemption through June 26, 2022, the date our Subconcession Contract expires. Additionally, we entered into an agreement with the Macao government in April 2019, effective through June 26, 2022, providing an annual payment as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits. We are dependent upon gaming promoters for a portion of our gaming revenues in Macao. Gaming promoters, which promote gaming and draw VIP patrons to casinos, are responsible for a portion of our gaming revenues in Macao. There can be no assurance we will be able to maintain, or grow, our relationships with gaming promoters. If we are unable to maintain or grow our relationships with gaming promoters, or if the gaming promoters experience financial difficulties or are unable to develop or maintain relationships with our VIP patrons, our ability to grow our gaming revenues will be hampered. If gaming promoters attempt to negotiate changes to our operational agreements, including higher commissions, it could result in higher costs for us, loss of business to a competitor or loss of relationships with gaming promoters. Given regulatory requirements and certain economic and other factors occurring in the region, gaming promoters may encounter difficulties in attracting patrons to come to Macao, resulting in decreased gaming volume at our Macao properties. Credit already extended by gaming promoters to their patrons may become increasingly difficult for them to collect. This inability to attract sufficient patrons, grant credit and collect amounts due in a timely manner could negatively affect gaming promoters” activities, cause gaming promoters to wind up or liquidate their operations or result in gaming promoters leaving Macao. The above factors affecting gaming promoters could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the quality of gaming promoters with whom we have relationships is important to our reputation and our ability to continue to operate in compliance with our gaming licenses. While we strive for excellence in our associations with gaming promoters, we cannot assure you the gaming promoters with whom we are associated will meet the high standards we insist upon. If a gaming promoter falls below our standards, we may suffer reputational harm, as well as worsening relationships with, and possible sanctions from, gaming regulators with authority over our operations. In the event a gaming promoter does not meet its financial obligations, there can be no assurance we may not incur financial exposure. 54 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS We are subject to limitations of the pataca exchange markets and restrictions on the export of the Renminbi. Our revenues in Macao are denominated in patacas, the legal currency of Macao, and Hong Kong dollars. The Macao pataca is pegged to the Hong Kong dollar and, in many cases, is used interchangeably with the Hong Kong dollar in Macao. The Hong Kong dollar is pegged to the U.S. dollar. Although currently permitted, we cannot assure you patacas will continue to be freely exchangeable into U.S. dollars. Also, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited. We are currently prohibited from accepting wagers in Renminbi, the legal currency of China. There are also restrictions on the remittance of the Renminbi from mainland China and the amount of renminbi that can be converted into foreign currencies, including the pataca and Hong Kong dollar. Restrictions on the remittance of the Renminbi from mainland China may impede the flow of gaming customers from mainland China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations. There is no assurance that incremental mainland Chinese regulations will not be promulgated in the future that have the effect of restricting or eliminating the remittance of Renminbi from mainland China. Further, if any new mainland Chinese regulations are promulgated in the future that have the effect of permitting or restricting (as the case may be) the remittance of Renminbi from mainland China, then such remittances will need to be made subject to the specific requirements or restrictions set out in such rules. VML may have financial and other obligations to foreign workers managed by its contractors under government labor quotas. The Macao government has granted VML quotas to permit it to hire foreign workers. VML has effectively assigned the management of these quotas to its contractors for the construction of our Cotai Strip projects. VML, however, remains ultimately liable for all employer obligations relating to these employees, including for payment of wages and taxes and compliance with labor and workers” compensation laws. VML requires each contractor to whom it has assigned the management of part of its labor quota to indemnify VML for any costs or liabilities VML incurs as a result of such contractor’s failure to fulfill employer obligations. VML’s agreements with its contractors also contain provisions that permit it to retain some payments for up to one year after the contractors” complete work on the projects. We cannot assure you VML’s contractors will fulfill their obligations to employees hired under the labor quotas or to VML under the indemnification agreements, or the amount of any indemnification payments received will be sufficient to pay for any obligations VML may owe to employees managed by contractors under VML’s quotas. Until we make final payments to our contractors, we have offset rights to collect amounts they may owe us, including amounts owed under the indemnities relating to employer obligations. After we have made the final payments, it may be more difficult for us to enforce any unpaid indemnity obligations. The transportation infrastructure in Macao may not be adequate to accommodate increased future demand of visitors to Macao. Macao is in the process of expanding its transportation infrastructure to service the increased number of visitors to Macao. If the planned expansions of transportation facilities to and from Macao are delayed or not completed, and Macao’s transportation infrastructure is insufficient to meet the demands of an increased volume of visitors to Macao, the desirability of Macao as a business and leisure tourism destination, as well as the results of operations of our Macao properties, could be negatively impacted. 55 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Human Capital Related Risk Factors We depend on the continued services of key officers. Our historical success was principally dependent on our founder, Chairman and Chief Executive Officer, Mr. Sheldon Gary Adelson. On January 12, 2021, we announced the passing of Mr. Adelson. On January 27, 2021, we announced Mr. Robert Glen Goldstein was appointed Chairman and Chief Executive Officer. Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including Mr. Goldstein, Dr. Wong Ying Wai (Wilfred), Mr. Chum Kwan Lock, Grant, Mr. Sun MinQi (Dave) and Mr. Dylan James Williams. The loss of their services or the services of our other senior managers, or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business. We compete for limited management and labor resources in Macao, and policies of government may also affect our ability to employ imported managers or labor. Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. The Macao government requires we only hire Macao residents in our casinos for certain employee roles, including dealers. In addition, we are required to obtain visas and work permits for managers and employees we seek to employ from other countries. There is significant competition for managers and employees with the skills required to perform the services we offer and competition for these individuals in Macao is likely to increase as other competitors expand their operations. We may have to recruit managers and employees from other countries to adequately staff and manage our properties and certain Macao government policies affect our ability to hire non-resident managers and employees in certain job classifications. Despite our coordination with the Macao labor and immigration authorities to ensure our management and labor needs are satisfied, we may not be able to recruit and retain a sufficient number of qualified managers or employees for our operations or the Macao labor and immigration authorities may not grant us the necessary visas or work permits. If we are unable to obtain, attract, retain and train skilled managers and employees, and obtain any required visas or work permits for our skilled managers and employees, our ability to adequately manage and staff our existing properties and planned development projects could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. General Risk Factors Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer and our insurance costs may increase in the future. We have comprehensive property and liability insurance policies for our properties in operation, as well as those in the course of construction, with coverage features and insured limits we believe are customary in their breadth and scope. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a pandemic or catastrophic nature, such as infectious disease, such as the COVID-19 Pandemic, earthquakes, hurricanes and floods, or terrorist acts, or certain liabilities may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property. Certain of our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements. 56 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Failure to maintain the integrity of our information and information systems or comply with applicable privacy and data security requirements and regulations could harm our reputation and adversely affect our business. Our business requires the collection and retention of large volumes of data and non-electronic information, including credit card numbers and other information in various information systems we maintain and in those maintained by third parties with whom we contract and may share data. We also maintain internal information about our employees and information relating to our operations. The integrity and protection of that information are important to us. Our collection of such information is subject to extensive private and governmental regulation. Privacy and cybersecurity laws and regulations are developing and changing frequently, and vary significantly by jurisdiction. We may incur significant costs in our efforts to comply with the various applicable privacy and cybersecurity laws and regulations as they emerge and change. Compliance with applicable privacy laws and regulations also may adversely impact our ability to market our products, properties, and services to our guests and patrons. Non-compliance by us, or potentially by third parties with which we share information, with any applicable privacy and cybersecurity law or regulation, including accidental loss, inadvertent disclosure, unauthorized access or dissemination, or breach of security may result in damage to our reputation and could subject us to fines, penalties, required corrective actions, lawsuits, payment of damages, or restrictions on our use or transfer of data. LVS, our parent company, has experienced a sophisticated criminal cybersecurity attack in the past and may experience with more frequency global cybersecurity and information security threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us (as subsidiaries of LVS). There has been an increase in criminal cybersecurity attacks against companies where customer and company information has been compromised and company data has been destroyed. Our information systems and records, including those we maintain with third-party service providers, may be subject to cyber-attacks and information security breaches. Cyber-attacks and information security breaches may include attempts to access information, computer malware such as viruses, denial of service, ransomware attacks that encrypt, exfiltrate, or otherwise render data unusable or unavailable in an effort to extort money or other consideration as a condition to purportedly returning the data to a usable form, operator errors or misuse, or inadvertent releases of data or documents, and other forms of electronic and non-electronic information security breaches. Our data security measures are reviewed regularly and we rely on proprietary and commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of customer and employee information. We also rely extensively on computer systems to process transactions, maintain information, and manage our businesses. Our third-party information system service providers and other third parties that share data with us pursuant to contractual agreements also face risks relating to cybersecurity and privacy, and we do not directly control any of such parties” information security or privacy operations. For example, the systems currently used for the transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, are determined and controlled by the payment card industry, not us. Our gaming operations rely heavily on technology services provided by third parties. In the event there is an interruption of these services to us, it may have an adverse effect on our operations and financial condition. Disruptions in the availability of our computer systems, or those of third parties we engage to provide gaming operating systems for the facilities we operate, through cybersecurity attacks or otherwise, could impact our ability to service our customers and adversely affect our sales and the results of operations. 57 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS A significant theft, destruction, loss or fraudulent use of information maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team and result in remediation expenses (including liability for stolen assets or information, repairing system damage and offering incentives to customers or business partners to maintain their relationships after an attack) and regulatory fines, penalties and corrective actions, or lawsuits by regulators, third-party service providers, third parties that share data with us pursuant to contractual agreements and/or people whose data is or may be impacted. Such theft, destruction, loss or fraudulent use could also result in litigation by Shareholders. Advances in computer software capabilities and encryption technology, new tools, and other developments, including continuously evolving attack methods that may exploit vulnerabilities based on these advances, may increase the risk of a security breach or other intrusion. In addition, we may incur increased cybersecurity and privacy protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. There can be no assurance the insurance the Company has in place relating to cybersecurity and privacy risks will be sufficient in the event of a major cybersecurity or privacy event. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows. 58 ANNUAL REPORT 2020

SANDS CHINA LTD.
2.6 STAKEHOLDER INFORMATION

2.6.1 OUR SHAREHOLDERS

Shareholding Analysis and our Shareholders

Share capital (as at December 31, 2020)

Authorized share capital	16,000,000,000 ordinary shares of US$0.01 each
Issued share capital	8,090,118,766 ordinary shares of US$0.01 each

Shareholding distribution

	As at December 31, 2020			
Size of shareholding	Number of Shareholders	% of Shareholders	Number of Shares held	% of the issued share capital
1–1,000	458	64.69%	202,155	0.00250%
1,001–5,000	187	26.41%	408,380	0.00505%
5,001–10,000	29	4.10%	232,400	0.00287%
10,001–100,000	30	4.24%	878,800	0.01086%
100,001–1,000,000	2	0.28%	411,600	0.00509%
Over 1,000,000	2	0.28%	8,087,985,431	99.97363%
Total	**708**	**100.00%**	**8,090,118,766**	**100.00%**

Note: 47.26% of our issued Shares were held through the Central Clearing and Settlement System ("CCASS") as at December 31, 2020.

The actual number of investors holding Shares is likely to be much greater, due to ownership of Shares being held through nominees, investment funds and the CCASS.

Shareholding by category

Venetian Venture Development Intermediate II	69.93%
Institutional and retail investors	30.07%
Total	**100.00%**

From publicly available information and as far as our Directors are aware, Sands China has maintained a sufficient public float of its share capital in the Hong Kong stock market since its Listing on November 30, 2009.

59
ANNUAL REPORT 2020

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION Creation of Shareholder value In 2020, the Company benefited from a number of key strengths that helped differentiate our business from our competitors, including the following: Providing the highest quality integrated resort offerings; The diversification of amenities; Maintaining an industry-leading development pipeline (please refer to section 2.3 of this Annual Report for details of our development projects); Utilizing established brands; Operating efficiently; Maintaining an experienced management team; Leveraging our unique MICE and entertainment facilities; and Deriving significant benefits from our on-going relationship with LVS. Sands China had a loss attributable to shareholders for the year ended December 31, 2020 of US$1.52 billion, compared to a profit of US$2.03 billion in 2019. Basic loss per share for the year ended December 31, 2020 was US18.82 cents (HK$1.46) compared to a basic earnings per share of US25.14 cents (HK$1.96) in 2019. We are grateful to all Shareholders who provide us with feedback and views. If any Shareholder has comments or questions on what we are doing on his or her behalf, please contact us. Our contact information can be found in section 6 of this Annual Report. We will provide an answer to your questions. We will take your comments into account and act upon them if we believe this will improve our performance and create shareholder value. 2.6.2 OUR LENDERS We have incurred significant capital expenditures associated with the integrated resorts in our Cotai Strip development, as part of our strategy of building critical mass at our Cotai Strip development. We will continue to incur capital expenditures to renovate, upgrade and maintain our existing properties. During the year ended December 31, 2020, we have funded our development projects through a combination of the remaining balance of the net proceeds from the issuance of the Senior Notes and borrowings from the 2018 SCL Revolving Facility. Senior Notes On August 9, 2018, the Company issued, in a private offering, three series of senior unsecured unregistered notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% Senior Notes due August 8, 2023 (the “2023 Notes”), US$1.80 billion of 5.125% Senior Notes due August 8, 2025 (the “2025 Notes”) and US$1.90 billion of 5.400% Senior Notes due August 8, 2028 (the “2028 Notes”). A portion of the net proceeds from the offering was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. On December 21, 2018, we launched an exchange offer to exchange all the unregistered notes referred to above with notes which have been registered under the U.S. Securities Act. There are no interim principal payments on the 2023 Notes, 2025 Notes or 2028 Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019. In connection with the US$5.50 billion Senior Notes, the Group entered into fixed-to-variable interest rate swap contracts which expired in August 2020. 60 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION On June 4, 2020, the Company issued, in a private offering, two series of senior unsecured unregistered notes in an aggregate principal amount of US$1.50 billion, consisting of US$800 million of 3.800% Senior Notes due January 8, 2026 (the “2026 Notes”) and US$700 million of 4.375% Senior Notes due June 18, 2030 (the “2030 Notes,” and together with the 2023 Notes, 2025 Notes, 2026 Notes and 2028 Notes, the “Senior Notes”). The net proceeds from the offering were used for incremental liquidity and general corporate purposes. On December 21, 2020, we launched an exchange offer to exchange all the unregistered notes referred to above with notes which have been registered under the U.S. Securities Act. There are no interim principal payments on the 2026 Notes or 2030 Notes and interest is payable semi-annually in arrears on each January 8 and July 8, commencing on January 8, 2021, with respect to the 2026 Notes, and on June 18 and December 18, commencing on December 18, 2020, with respect to the 2030 Notes. 2018 SCL Credit Facility On November 20, 2018, the Company as borrower, entered into the 2018 SCL Credit Facility pursuant to which the lenders made available to the Company the 2018 SCL Revolving Facility. The 2018 SCL Revolving Facility is available until July 31, 2023, and the Company may draw loans under the facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). Please refer to Note 21 to the Consolidated Financial Statements for a summary of the material terms and conditions of these loans. On March 27, 2020, the Company entered into a waiver and amendment request letter with respect to certain provisions of the 2018 SCL Credit Facility. On September 11, 2020, the Company entered into a waiver extension and amendment request letter with respect to certain provisions of the 2018 SCL Credit Facility. Please refer to Note 21 to the Consolidated Financial Statements for details. As at December 31, 2020, the Group had US$2.02 billion of available borrowing capacity under the 2018 SCL Revolving Facility. On January 25, 2021, the Company entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. 2.6.3 OUR CUSTOMERS Our properties are designed to cater to a broad range of customers: Leisure customers who visit resort destinations for quality accommodation, retail, dining, entertainment, spas and sightseeing, and those who may opt to game as part of that experience; Conference and exhibition organizers who seek an environment that attracts more buyers and exhibitors to trade shows and exhibitions because of the size, flexibility, quality and ambiance of the venue, business-friendly accommodation, dining, environmentally-friendly factors and other resort facilities; Corporate meeting and incentive group organizers who value the extensive meeting facilities with environmentally- friendly options enabling even the largest of meetings to be held under one roof with a wide array of entertainment, dining and retail facilities; Mass market players who represent the highest profit margin gaming segment, and are characterized by Non-Rolling Chip and slot machine play; and VIP and premium players, who enjoy our private Paiza Club gaming floors, luxury accommodation and amenities, and are characterized by Rolling Chip play. 61 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION Our customers are predominantly from Asia, with our major markets being mainland China, Hong Kong, Taiwan, India, Japan, Korea, Thailand, Malaysia, Indonesia and Singapore. We have strong relationships with travel agents and corporate and exhibition organizers throughout the region for distribution of our leisure products and promotion of our MICE offerings. In addition, we participate in trade shows in source markets to build brand awareness and promote our services and facilities. 2.6.4 OUR COMMITMENT TO SUSTAINABILITY Sustainability Report Sands China is committed to promoting the sustainable development of our business and of the community. In order to provide our stakeholders with more information about the Group’s sustainability initiatives and performance, the Company will publish a separate and comprehensive sustainability report for the year ended December 31, 2020, covering the requirements set out in Appendix 27 of the Listing Rules in due course. Environmental policies and performance Our responsibility to the planet is as important to us as our commitment to the comfort and well-being of our guests and team members. The Sands ECO360 global sustainability strategy is designed to help minimize our environmental impact. It reflects our vision to lead the way in sustainable building development and resort operations. Driven by an aspirational idea, made possible through the dedication and hard work of our team members, we continue our journey to a more sustainable future. We encourage and are grateful to those Shareholders who have elected to receive our annual and interim reports via electronic means, thereby reducing the need to print hard copies of our reports. Should you wish to start receiving an electronic copy of our annual and interim reports, please refer to section 6 of this Annual Report for more information. To minimize the impact on our environment, this Annual Report is printed on recycled paper using soy ink. 2.6.5 COMPLIANCE WITH LAWS AND REGULATIONS Details regarding the Group’s compliance with the relevant laws and regulations, which have a significant impact on the Group are provided in the Business Review section (section 2 of this Annual Report) and the Corporate Governance Report (section 3 of this Annual Report). The Company has a formal Anti-Money Laundering Policy in place, which takes into account regulatory requirements and expectations, as well as industry demands, to ensure that regulatory compliance is maintained at the highest monitoring standards. The Compliance Committee is established to assist the Board with its oversight of the compliance program with respect to compliance with laws and regulations applicable to the Company’s business, including gaming laws and regulations; and the compliance with the Company’s Code of Business Conduct and Ethics, Anti-Money Laundering Policy, and Reporting and Non-Retaliation Policy applicable to the Company’s Directors, officers, team members contractors and agents. The Compliance Committee operates under a Compliance Plan approved by the Audit Committee and is chaired by the Chief Compliance Officer. 62 ANNUAL REPORT 2020

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION 2.6.6 RELATIONSHIPS WITH KEY STAKEHOLDERS As at December 31, 2020, our team member profile was as follows: Number of full-time team members: 27,319 (inclusive of 2,171 managed by hotel partners, 477 based in Zhuhai and 58 based in Hong Kong) Average age: 42 Gender ratio: Male 49% Female 51% Total number of nationalities: 59 Remuneration awards for team members are determined by reference to the performance of the individual and the Company. These are designed to attract, retain and motivate high performing individuals and are aligned to market practices and conditions with our goals and strategies. We also adopted an equity award plan for the purpose of attracting able persons to enter and remain in the employ of our Group while also aligning the interest of our team members to our Shareholders. Despite the low visitation over the year due to the COVID-19 Pandemic, Sands China maintained appropriate staffing levels and implemented flexible workforce arrangements to reduce costs and minimize cash outflow. We encouraged team members to continuously develop themselves and provided them with different training resources for their professional development. In 2020, our human resource talent development initiatives focused on the concept “Diversity, High-quality and Dynamic.” Diversity: Sands China provided over 20 horizontal and vertical diversified management talent development programs over the year, not only to support our Company’s operations, but also to contribute to Macao’s pool of diversified talents. High-quality: Sands China strives for quality in talent cultivation through screening and shortlisting potential candidates against strict criteria, and regular assessment on certified trainers to ensure training quality. Dynamic: Sands China keeps abreast of market changes and trends in order to adjust and optimize its programs. We promoted self-learning with the launch of Learning Lab and various e-learning platforms such as LinkedIn Learning, making learning easily accessible. Sands China was awarded the “2020 Learning Rising Star” by achieving over 3,600 training hours through LinkedIn Learning. In 2020, Sands China team members received approximately 52 hours of training on average, higher than the international standard of 34 hours introduced by the Association for Talent Development. Regarding our suppliers, we engage in fair and transparent operating practices that aim to drive healthy competition based on mutual trust. We have robust procurement policies and procedures and the highest ethical standards are employed when we engage suppliers or service providers. These safeguard the relentless attention to the quality of our products, services and experiences that our customers expect. Our Small, Medium and Microsized Enterprises (“SMME”) Suppliers Support Program supports the government’s initiative and momentum to “buy local” by increasing procurement opportunities between Sands China and local SMME suppliers. An analysis of our relationship with our customers is provided in section 2.6.3 of this Annual Report. Further details relating to the Group’s relationships with its key stakeholders can be found in the Company’s 2020 sustainability report to be published in due course. 63 ANNUAL REPORT 2020

SANDS CHINA LTD. 2020 ENVIRONMENTAL DISCLOSURE 2.6 STAKEHOLDERINFORMATION In 2020, our environmental performance records must be viewed through the lens of the global health crisis. A 68.6% decrease in visitors to our resorts during the year is reflected in significant reductions in resource consumption, emissions and waste generation. ENERGY EFFICIENCY 2.3 million kWh annualized energy savings, through the implementation of 5 efficiency projects including the installation of energy efficient motors to optimize cooling and heating systems across all properties. Our new science-based target goal is a 17.5% decrease in scope 1 and 2 emissions from a 2018 baseline year by 2025. Reduced electricity consumption at legacy properties1 from the 2015 baseline by 10.0% in 2019 and 24.0% in 2020. RENEWABLE ENERGY Our solar thermal-heat pump hybrid energy plant had its initial year in operation. Associated with our high temperature heat pump, the system produced 203,500 kWh in 2020. I-REC Certificates, representing 30,500 MWh of electricity generated from renewable wind sources in China, were procured, making up approximately 5% of SCL’s total electricity use in 2020. WATER EFFICIENCY Achieved annualized water savings of 8.8 million US gallons by upgrading fixtures and systems across our properties. Reduced absolute water consumption at legacy properties1 from the 2015 baseline by 2.2% in 2019 and 40.0% in 2020. DROP by DROP project The Drop by Drop project is intended to reinvest capital from our water stewardship efforts in our operations to an innovative project. In 2020 our local partner, the Institute of Science and Environment at the University of St. Joseph Macao (USJ), conducted a research, entitled “Nature-based Solutions for a Cleaner and Safer Macao” to explore how native plants and wetlands can help enhance water quality and generate ecosystem services in Macao. More than 300 students visited the exhibition “Macao’s Mangroves”. WASTE DIVERSION 194 recycling points across Sands China properties are used for collection and separation of recycled materials, allowing us to divert 2,527 MT of waste in 2020. FOOD WASTE Winnow Vision, a new cutting-edge technology that helps reduce food waste by leveraging artificial intelligence and data analytics, was introduced to the team member restaurant at The Venetian Macao and The Parisian Macao. We also stepped up The Food Waste Minimization Campaign across all of our team member restaurants with targets, signage and promotional videos to raise awareness and reduce food waste. A 10% plate waste reduction was achieved as compared to the previous year. GREEN BUILDING The construction works of The Londoner Macao is compliant with our latest Sustainable Development Standards. 4,902 MT of demolition materials were separated, recycled and reused. RESPONSIBLE CONSUMPTION Across our operations, we continued to opt for environmentally preferable alternatives to eliminate single-use and wasteful plastic items. Around 852,000 items were removed and replaced by sustainable alternatives. Water dispensers have been installed in public areas and recycled PET water bottles were launched to minimize the use of plastic water bottles across our properties. RESPONDING TO COVID-19 Sands China has been supporting the Macao community to fight against COVID-19 on multiple fronts; the Company donated over 650,000 items, provided financial support for 500 underprivileged families and made cash donations to 34 local elderly and drug rehabilitation centres — benefiting a total of 110,000 people in need. In an activity co-organised with the Macau Red Cross, Sands Cares Ambassadors assembled and distributed 800 sanitation and emergency kits for residents in low-lying areas in order to fight against the coronavirus and enhance precautionary measures ahead of typhoon season. CONTRIBUTION TO COMMUNITIES For the 11th consecutive year, Sands Cares Ambassadors visited 100 elderly residents living alone and provided spring cleaning services in preparation for Chinese New Year. For the 10th year in a row, around 140 Sands Cares Ambassadors volunteered at the Caritas Macau Charity Bazaar. For the 7th straight year, Sands China partnered with Clean the World to build and donate 40,000 hygiene kits to families in need in the Philippines. FOR OUR EFFORTS PRESTIGIOUS DISTINCTIONS Sands China participated in the 5th Hong Kong and the 1st Greater Bay Area Business Sustainability Indices and ranked 9th & 10th in each index, respectively, attaining the level of Achiever with remarkable advancement. The Londoner Macao Hotel, Conrad Macao, The St. Regis Macao and Sheraton Grand Macao received the Macao Green Hotel GOLD Award. 1 Legacy properties include properties that existed when the 2015 baseline was set including Sands Macao, The Venetian Macao, The Plaza Macao, and The Londoner 64 Macao (formerly Sands Cotai Central). It excludes newly opened properties including The Parisian Macao and The St. Regis Macao. ANNUAL REPORT 2020

Entertainment That Is Simply Out Of This World.

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.1 INTRODUCTION Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating shareholder value and ensuring proper management of the Company in the interests of all stakeholders. This report describes the corporate governance framework and practices of Sands China and how these have been applied during 2020. It explains how the Company has applied the principles of the Code. It also sets out how it has complied with the code provisions of the Code (including any exceptions thereto). 3.2 CORPORATE GOVERNANCE CODE COMPLIANCE This report describes how Sands China has applied the principles of the Code, together with compliance with the code provisions. Throughout the year ended December 31, 2020 and up to the Latest Practicable Date, save as disclosed below, the Board considers the Company fully complied with all the code provisions and certain recommended best practices as set out in the Code. Code Provision A.2.1 “ Chairman and Chief Executive Officer roles Code Provision A.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Sheldon Gary Adelson since March 2015 until January 2021. Mr. Robert Glen Goldstein was appointed as the Acting Chairman and Acting Chief Executive Officer of the Company with effect from January 7, 2021 and was subsequently appointed as the Chairman and Chief Executive Officer of the Company with effect from January 27, 2021. The Company believes the combined roles of Mr. Goldstein provide for better leadership of the Board and management and allow for more focus on developing strategies and implementation of policies and objectives. The Company notes the presence of five Non-Executive Directors (of whom four are independent) on the Board who bring their independent judgement to bear on issues of strategy, policy, performance, accountability, resources, appointments and standards of conduct. Furthermore, the Company’s President (Dr. Wong Ying Wai) and Chief Operating Officer (Mr. Chum Kwan Lock, Grant) are also Executive Directors and assist Mr. Goldstein on his role as the bridge between the Board and the senior management and executive team on business issues. The Company believes the balance of power and authority on the Board is adequately ensured. Code Provision E.1.2 “ Annual General Meeting attendance Code Provision E.1.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Sheldon Gary Adelson was unable to attend the annual general meeting held on June 19, 2020 due to the travel restrictions in place as a result of the COVID-19 Pandemic. In his absence, the annual general meeting was chaired by Dr. Wong Ying Wai, who liaised with Mr. Adelson on all key matters prior to the meeting. Mr. Adelson was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board. 66 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.3 BOARD GOVERNANCE STRUCTURE Sands China’s structure for corporate governance is as follows: Board of Directors Remuneration Capex Nomination Committee Committee Committee Executive Committee Suspicious Enterprise Risk Credit Compliance Junket Oversight Transactions Report Management Committee Committee Committee Committee (”ERM”) Committee The governance structure in respect of the risk management and internal control system is set out in section 3.9 of this Annual Report. The Board The Board is principally concerned with the overall leadership, strategy and development of the Group in order to promote its long-term success for the benefit of its Shareholders as a whole within a framework of effective controls that enable risk to be assessed and managed. The Board sets the Group’s strategic objectives, ensures necessary resources are in place to reach those objectives, reviews management performance and ensures high ethical standards of behaviour are followed. In its decision-making process, the Board takes into account the likely consequences of any decision in the long-term, the interests of the Group’s team members, relationships with suppliers and customers, the impact of the Group’s operations on the community and the environment and maintaining Sands China’s reputation for high standards of business conduct. 67 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Committees The Board has four Committees that undertake work on its behalf, and report back to the Board: the Audit Committee, the Remuneration Committee, the Nomination Committee and the Capex Committee. These Committees assist the Board by undertaking oversight responsibilities or dealing with certain matters in greater detail thereby allowing more effective use of Board time. The Chairman of each Committee reports back to the Board following each meeting, to ensure the Board is fully briefed on all activities and retains responsibility for approving any actions where a Committee role is advisory. The roles and functions of the Committees are set out in their respective terms of reference that are subject to annual review to confirm they remain appropriate. The terms of reference of the Audit Committee, the Remuneration Committee and the Nomination Committee are available on the websites of the Company and the Stock Exchange. The terms of reference of the Capex Committee are available on the website of the Company. The following sections describe the corporate governance structure in more detail and set out how the Board, its Committees and the risk management system operated during 2020. 3.4 THE BOARD Composition At the Latest Practicable Date, the Board comprises eight Directors. There are three Executive Directors and five Non-Executive Directors, of whom four are independent. The biographies of each Director, setting out their specific skills and experience, are set out in section 1.3 of this Annual Report. The Board comprises of members with a balance of skills, experience and diversity of perspectives appropriate to Sands China. These include having a deep understanding of the hospitality, gaming and MICE industries and knowledge of the local business and economic environment in Macao and more broadly in China and Asia. Key roles A number of roles are key to a well-run board, particularly those of the Chairman and Chief Executive Officer and the Company Secretary. Additionally, the Non-Executive Directors bring different perspectives to the Board’s discussion from the Executive Directors who are involved day-to-day. (a) Chairman and Chief Executive Officer As explained in section 3.2, the roles of Chairman and Chief Executive Officer have both been performed by Mr. Robert Glen Goldstein since January 2021 and Mr. Sheldon Gary Adelson since March 2015 until January 2021. The principal responsibilities in capacity as Chairman are: Chairing and managing the functioning of the Board. Setting the Board’s agenda with the President and senior management and ensuring adequate time is available for discussion of all agenda items, in particular strategic issues. Promoting a culture of openness and debate by facilitating the effective contribution of the Non-Executive Directors. Ensuring Directors receive accurate, timely and clear information and also ensuring effective communication with Shareholders. Ensuring appropriate standards of governance permeate through all levels of the Company. 68 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The principal responsibilities in capacity as Chief Executive Officer are: Developing the business strategies and support plans for approval by the Board. Implementing the objectives and policies agreed by the Board. Managing and leading the senior management, including the President, the Chief Operating Officer and the Chief Financial Officer, and executive team. Acting as a bridge between the Board and the senior management and executive team, ensuring the Board is aware of the Executive Directors’, senior management’s and executive team’s views on business issues. Setting an example to the Company’s team members and communicating to them the expectations of the Board in relation to the Company’s culture, values and behaviour. (b) Non-Executive Directors The Non-Executive Directors bring a mix of business experience and external perspectives as they are not involved in the day-to-day running of the business. Their principal responsibilities are: Bringing independent judgement to bear on issues of strategy, policy, performance, accountability, resources, appointments and standards of conduct. Taking the lead where potential conflicts of interest arise. Serving on Board Committees where individual members have specific expertise or where independent oversight is required. Scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring of performance. The Non-Executive Director, Mr. Charles Daniel Forman, is not independent given his connection with the parent company, LVS. Nevertheless, he brings direct experience of the leisure and hotel industries and adds considerable value to the Board’s decision-making process. Although not considered independent, he acts in the interests of Sands China and all its Shareholders in his capacity as Board member. The other four Non-Executive Directors are considered to be independent, meeting the Listing Rule’s requirement that at least one-third of the Board should be independent. Given the substantial shareholding held by LVS, the Independent Non-Executive Directors have a particular responsibility to safeguard the interests of minority Shareholders notwithstanding the Board and the majority Shareholder both understand decisions should always be made in the best interests of the Company. (c) Company Secretary The Company Secretary plays an important role in ensuring the smooth functioning of the Board. The role of Company Secretary includes: Working with the Chairman to ensure there is a good and timely flow of information to Directors. Ensuring the correct Board procedures are followed. Facilitating induction activities for new Directors and assisting with the continuing professional development of Board members. Taking and keeping minutes of all Board and Committee meetings. Advising the Chairman on all corporate governance-related matters. Providing advice to the Board. 69 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Governance framework for the Board The Board has a number of policies and procedures in place to formalize its governance framework and to ensure it operates transparently and in accordance with best practice. (a) Board of Directors Corporate Governance Guidelines (“CG Guidelines”) The Board has adopted a set of corporate governance guidelines, which are consistent with the requirements of the Code. The principal matters covered are: Board membership. Board refreshment and succession planning. Conduct of Directors. Procedures for Board meetings. Procedures for management of conflict of interests. Procedures for determination of Directors’ remuneration. Requirements for induction of new Directors and continuing education of existing Directors. Evaluation of Board and Committees performance. Requirements for Board Committees. Roles and responsibilities of Chairman and Chief Executive Officer. Provisions to ensure supply of, and access to, information to Directors. Requirements for accountability and audit. Limitations to delegation of matters by the Board. (b) Board of Directors Approval and Authorization Policy The Board has a formal approval and authorization policy, which was last updated in February 2020, that sets out matters reserved to the Board. The principal matters include the review and approval of: Annual operating and capital budgets. Regulatory announcements. Initial construction budgets for a project and any other arrangements and commitments. Capital projects not included in annual or other budgets. Charitable contributions. Use of professional consultants and freelance agencies. Issuance, incurrence and early extinguishment of debt. Issuance or sale of equity securities. Acquisitions and disposals outside the normal course of business and partnership or joint venture. Guidelines for Directors’ and officers’ liability insurance. Other matters where Board approval is required by laws and regulations or codes and policies adopted by the Board. The Board is also responsible for the approval of strategies, determining risk appetite, overseeing the risk management and internal control systems and ensuring their effectiveness, approval of interim dividends and the recommendation of final dividends for Shareholders” approval. 70 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT (c) Code of Business Conduct and Ethics The Board is also responsible for setting ethical standards for the Company. The Company has adopted a Code of Business Conduct and Ethics to ensure the highest standards of integrity and ethical behaviour are maintained by all Directors and team members. The Code of Business Conduct and Ethics applies to all Directors, executives, team members and business partners and is based upon the following four key principles: Principle 1: Respect for individuals Principle 2: Doing business ethically and legally Principle 3: Protecting our Company and investors Principle 4: Enhancing our communities The Code of Business Conduct and Ethics also explains to team members where to go to for help or questions, and this includes a confidential hotline available to all team members. It is supported by a Team Member Handbook that provides practical day-to-day guidance and is distributed to all team members upon joining the Company. The Company’s Code of Business Conduct and Ethics is available on the Company’s website. (d) Anti-Corruption Policy The Company has adopted an Anti-Corruption Policy to ensure that our hospitality and business development practices are fully consistent with applicable record keeping and anti-corruption laws, including the FCPA and the Sarbanes-Oxley Act of 2002. The Anti-Corruption Policy is provided to all new Directors, officers and team members. (e) Reporting and Non-Retaliation Policy The Company has adopted a Reporting and Non-Retaliation Policy to facilitate and encourage the reporting of any misconduct at the Company, including violations or potential violations of our Code of Business Conduct and Ethics, and to ensure those reporting such misconduct will not be subject to harassment, intimidation or other retaliatory action. The Reporting and Non-Retaliation Policy is provided to all new Directors, officers and team members. Board effectiveness and evaluation In order to ensure Directors are able to contribute fully to Sands China, the Company has formal guidelines for induction of newly appointed Directors. These provide newly appointed Directors should receive a formal and tailored induction, to ensure they have a proper understanding of the Company’s operations and they are fully aware of their legal and regulatory responsibilities. Additionally, the Board is also responsible under its guidelines for maintaining the induction and continuing education programs of all Directors. Directors are expected to participate in appropriate programs to develop and refresh their knowledge and skills and ensure their contribution to the Board remains informed and relevant. Internally facilitated briefings for Directors are arranged and relevant materials are distributed. All Directors are encouraged to attend training courses at the Company’s expense. 71 ANNUAL REPORT 2020

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

During 2020, the Company arranged briefings on ERM updates on cybersecurity, information technology, crisis management, human resources, gaming promoter services, and data and information governance and privacy. In addition, relevant materials including legal and regulatory updates were provided to the Directors. All Directors received training on various areas relevant to the Company's operations, development, industry and directors' duties, with details as follows:

	Training areas		
Name of Director	**Corporate Governance**	**Legal and Regulatory**	**Business**
Executive Directors			
Robert Glen Goldstein[(1)]	√	√	√
Wong Ying Wai	√	√	√
Non-Executive Directors			
Sheldon Gary Adelson[(2)]	√	√	√
Charles Daniel Forman	√	√	√
Independent Non-Executive Directors			
Chiang Yun	√	√	√
Victor Patrick Hoog Antink	√	√	√
Steven Zygmunt Strasser	√	√	√
Kenneth Patrick Chung	√	√	√

Notes:
(1) Re-designated as Executive Director on January 7, 2021.
(2) Re-designated as Non-Executive Director on January 7, 2021. Passed away in the United States on January 11, 2021.

In January 2021, the Board self-reviewed its performance during 2020. It is satisfied that:
- The Board has met all statutory and regulatory requirements as well as the requirements contained in the Company's articles of association.
- The Board has made all announcements required under the Listing Rules to ensure that the market remained appropriately informed.
- Directors have met the attendance expectations for meetings of a publicly listed company.
- Directors have contributed constructively to Board deliberations and have approved resolutions where required on a properly informed basis.

The Company Secretary also received on-going relevant professional training during the year, and he has confirmed he has undertaken no less than 15 hours of training during the year ended December 31, 2020.

Directors' responsibility for Financial Reporting in respect of Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2020.

72
ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Board activities in 2020 During 2020, the Board held six meetings and additionally passed written resolutions in discharging its responsibilities. The Board is required under its CG Guidelines and the Code to meet a minimum of four times at approximately quarterly intervals. Apart from regular Board meetings, the Chairman also held a meeting with the Independent Non-Executive Directors without the presence of other Directors. Code provision A.2.7 of the Code has been revised to require that the Chairman of the Board should at least annually hold meetings with independent non-executive directors without the presence of other directors. The membership of the Board, and their attendance at the Board meetings and the general meeting held during the year, is as follows: Attendance/No. of Meeting(s) Name of Director Board Annual General Meeting Sheldon Gary Adelson (Chairman)(1) 6/6(2) 0/1 Wong Ying Wai 6/6 1/1 Robert Glen Goldstein(3) 6/6 0/1 Charles Daniel Forman 6/6 0/1 Chiang Yun 6/6 1/1 Victor Patrick Hoog Antink 6/6 1/1 Steven Zygmunt Strasser 6/6 1/1 Kenneth Patrick Chung 6/6 1/1 Notes: Passed away in the United States on January 11, 2021. Included one Board meeting that was attended by proxy. Appointed as the Acting Chairman of the Board on January 7, 2021 and subsequently appointed as the Chairman of the Board on January 27, 2021. Agendas for each meeting are prepared by the Company Secretary in consultation with the Chairman and Chief Executive Officer, the President and the senior management. During 2020, the Board covered a wide range of matters in relation to strategy, financing, operations, financial performance, regulatory compliance and governance. The principal items considered by the Board are summarized below. (a) Operational and business oversight The key areas on which the Board focused during the year were as follows: Approved significant capital expenditure projects that exceeded the approval limits of the Capex Committee. Received and considered updates from the management team on operational matters, development projects and any material litigation on a regular basis throughout the year. (b) Governance The main governance matters considered by the Board during the year were as follows: Received and considered recommendations from Board Committees on a regular basis. Reviewed and approved the management incentive program. Conducted the reviews required by the Code and the CG Guidelines including annual self-review of performance. Recommended to Shareholders the proposal to re-appoint Deloitte as auditor. Reviewed and approved the amendments to the Terms of Reference of the Capex Committee and the Board of Directors Approval and Authorization Policy. 73 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Board’s activity in respect of risk management and internal control, including its interaction with the Audit Committee, is set out in more detail in section 3.9 of this Annual Report. (c) Financial Following the reviews and recommendations by the Audit Committee, the Board approved: The Company’s preliminary annual and interim IFRS financial results for release to the market. The Company’s annual report and interim report for publication. The Company’s quarterly U.S. GAAP financial results for inclusion by LVS in its consolidated financial statements. The distribution of the Company’s interim dividend. (d) Regulatory The Board focused on the following regulatory matters during the year: Approved public announcements prior to release through the Stock Exchange. Approved the publication and dispatch of the Company’s annual report and interim report to Shareholders. Approved the publication of the Company’s sustainability report. (e) Other matters The Board additionally considered and/or approved a number of other matters following recommendations from the Audit Committee, including continuing connected transaction in relation to the procurement of equipment and supplies, renewal of the Shared Services Agreement, and the entry into the waiver and amendment request letter and the waiver extension and amendment request letter to the 2018 SCL Credit Facility. The Board also considered and/or approved the charitable contribution towards the coronavirus relief, the revision of Directors” fees, the issue of unsecured senior notes, registration with the SEC and the exchange offer. In addition, the Independent Non-Executive Directors conducted an annual review of the continuing connected transactions between the Company and LVS, and are of the opinion the transactions were entered into in the ordinary and usual course of business of the Company on normal commercial terms and according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole. 3.5 AUDIT COMMITTEE The Audit Committee plays a key oversight role at Sands China by ensuring the Group has effective and appropriate risk management and internal control systems, backed up by comprehensive governance, internal and external audit and reporting functions. Composition At the Latest Practicable Date, the Audit Committee comprises four Directors, all of whom are Independent Non-Executive Directors. The terms of reference specify a minimum membership of three Non-Executive Directors appointed by the Board, a majority of which should be independent. Mr. Victor Patrick Hoog Antink and Mr. Kenneth Patrick Chung have the appropriate professional qualifications and accounting and related financial management expertise. In addition to the members of the Audit Committee, meetings are normally attended by the President, Chief Operating Officer, Senior Vice President and Chief Financial Officer, Vice President of Audit, General Counsel and Company Secretary, Senior Vice President and Chief Compliance Officer and the external auditor. 74 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Responsibilities The Audit Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in fulfilling its oversight responsibilities in the following key areas: Overseeing the Company’s relationship with the external auditor. Monitoring the integrity of financial information published by Sands China. Performing an oversight role in respect of internal audit, risk management and internal control. Evaluating its own performance and review the adequacy of its terms of reference annually. Activities in 2020 During 2020, the Audit Committee met six times and additionally passed written resolutions in discharging its responsibilities. Its terms of reference require it to meet at least four times in the year on a quarterly basis, or more frequently as circumstances require. The membership of the Audit Committee, and attendance at the meetings held during the year, is as follows: Name of Committee Member Attendance/No. of Meeting(s) Victor Patrick Hoog Antink (Chairman) 6/6 Chiang Yun 6/6 Steven Zygmunt Strasser 6/6 Kenneth Patrick Chung 5/6 The principal matters the Audit Committee considered were: (a) Oversight of relationship with the external auditor The Audit Committee monitored Sands China’s relationship with its external auditor, Deloitte. In particular, the Audit Committee: Evaluated the performance of Deloitte and their independence and objectivity. The Audit Committee recommended to the Board that they be re-appointed as auditor. Reviewed and approved non-audit services provided by Deloitte. (b) Financial information During 2020, the Audit Committee met at regular intervals to review the financial statements prepared by management for publication, discussing these with management and the external auditor, focusing on the matters specified in the terms of reference. The financial statements review included: The Company’s preliminary annual results announcement, the annual report, the interim results announcement and the interim report. The Company’s quarterly U.S. GAAP financial results for inclusion by LVS in its consolidated financial statements. Continuing connected transactions for the year. The Audit Committee also regularly met with the external auditor, Deloitte and considered its interim report, its report on the full year audit and its audit plan. 75 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT (c) Internal audit function, risk management and internal control The Audit Committee regularly considered internal audit, risk management and internal control matters. These included: Reviewed the ERM program and the effectiveness of risk management and internal control systems. Reviewed the Company’s financial reporting system. Reviewed the report of the Audit Services Group (the Company’s internal audit function) on its activities and findings on a quarterly basis. Reviewed the performance of the Audit Services Group on an annual basis. Received updates on compliance issues and reviewed the whistleblowing hotline reports on a quarterly basis. Received updates on ERM and reports on a number of specific topics, including cybersecurity, information technology, crisis management, human resources, gaming promoter services, data and information governance and privacy and quarterly occupational health and safety reports. Received regular reports on legal issues affecting the Group. Reviewed resources adequacy, staff qualifications and experience, training programs and budget for internal audit, accounting and financial reporting functions. Further details of the Group’s risk management and internal control processes, including the Audit Committee’s role and activities in 2020, is given in section 3.9 of this Annual Report. (d) Other matters The Audit Committee additionally reviewed a number of other matters during the year. This included certain business matters prior to consideration by the Board, including the interim dividend, the continuing connected transaction in relation to the procurement of equipment and supplies, the renewal of Shared Services Agreement and the entry into the waiver and amendment request letter and the waiver extension and amendment request letter to the 2018 SCL Credit Facility. The Audit Committee also conducted a review of its performance during the year and its terms of reference. It remained satisfied with its performance and that its terms of reference remained appropriate. 3.6 REMUNERATION COMMITTEE The primary purpose of the Remuneration Committee is to make recommendations to the Board on the Company’s remuneration policy and structure. This includes base salary, benefits, long-term and short-term incentives, profit sharing plans and the terms of any agreements. Composition At the Latest Practicable Date, the Remuneration Committee comprises three Directors “ two Non-Executive Directors (both of whom are independent) and one Executive Director who is the President. The terms of reference require a majority of the members of the Remuneration Committee (including its Chairman) are Independent Non-Executive Directors. In addition to the members of the Remuneration Committee, the Senior Vice President of Human Resources attends the meetings by invitation. 76 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Responsibilities The Remuneration Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are as follows: Making recommendations on the Company’s remuneration policy and structure. Making recommendations to the Board on the establishment of a formal and transparent procedure for developing remuneration policy. Having delegated responsibility to determine the remuneration packages of individual Executive Directors and senior management (as defined in the terms of reference of the Remuneration Committee). Making recommendations on the remuneration of Non-Executive Directors. Evaluating and making recommendations to the Board with regard to incentive and share-based plans. Evaluating its own performance and reviewing the adequacy of its terms of reference annually. Activities in 2020 During 2020, the Remuneration Committee met once and additionally passed written resolutions in discharging its responsibilities. Its terms of reference suggest it should meet four times a year, but permit it to meet less frequently as circumstances require. The membership of the Remuneration Committee, and attendance at the meeting held during the year, is as follows: Name of Committee Member Attendance/No. of Meeting(s) Steven Zygmunt Strasser (Chairman) 1/1 Victor Patrick Hoog Antink 1/1 Wong Ying Wai 1/1 The principal matters the Remuneration Committee dealt with were: Reviewed and approved the proposed bonus payments. Reviewed and approved the proposed team member wage adjustment. Reviewed and recommended the management incentive program for approval by the Board. Reviewed and recommended the revision of Directors’ fees for approval by the Board. In conducting its work in relation to the remuneration of Directors and senior management, the Remuneration Committee ensured: No individual was involved in determining his or her own remuneration. Remuneration awards were determined by reference to the performance of the individual and the Company and aligned to the market practices and conditions, the Company’s goals and strategies. In respect of Non-Executive Directors, the Remuneration Committee has reviewed fees payable taking into account the particular nature of their duties, relevant guidance available and the requirements of the Listing Rules. The Remuneration Committee conducted a review of its performance during the year and its terms of reference. It remained satisfied with its performance and that its terms of reference remained appropriate. Additional disclosures required in respect of remuneration including the equity award plans are included later in the Directors” Report and Note 5 to the Consolidated Financial Statements in this Annual Report. 77 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.7 NOMINATION COMMITTEE The primary purpose of the Nomination Committee is to assist the Board by making recommendations on the appointment or re-appointment of Directors and succession planning for Directors. It thereby helps the Board to ensure the size, structure and composition of the Board remains appropriate to enable the Board to remain effective in fulfilling its responsibilities. Composition The terms of reference require a majority of the members of the Nomination Committee are Independent Non-Executive Directors. They also provide the Nomination Committee should be chaired by the Chairman of the Board or an Independent Non-Executive Director. Mr. Robert Glen Goldstein was appointed as the Acting Chairman of the Nomination Committee with effect from January 7, 2021 and was subsequently appointed as the Chairman of Nomination Committee with effect from January 27, 2021. At the Latest Practicable Date, the Nomination Committee comprises three Directors “ the Chairman of the Board (who also is Chairman of the Nomination Committee) and two Independent Non-Executive Directors who accordingly form a majority of the Nomination Committee. Responsibilities The Nomination Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in ensuring appropriate balance and composition of its membership by: Reviewing the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy. Identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board on the selection of individuals nominated for directorships. Making recommendations to the Board for appointments or re-appointments of Directors and succession planning for Directors. Assessing the independence of Independent Non-Executive Directors with reference to the factors set out in the Listing Rules and any other factors deemed appropriate by the Nomination Committee or the Board. Reviewing the Nomination Policy (as defined in its terms of reference) and the Board Diversity Policy. Evaluating its own performance and reviewing the adequacy of its terms of reference annually. Nomination Policy and Board Diversity Policy The Company has a formal, considered and transparent procedure for the nomination and appointment of new Directors. The Board has delegated its authority and duties for matters relating to selection and appointment of Directors to the Nomination Committee and set out the same in the terms of reference of the Nomination Committee. (a) Key nomination criteria and principles for the nomination of Directors The Nomination Committee considers the following key nomination criteria and principles for the nomination of Directors: Review the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy. Identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships, having due regard to the Board Diversity Policy and the individuals’ ability to contribute to the effectiveness of the Board in carrying out its responsibilities set out in the Company’s articles of association, the Listing Rules and applicable law and regulation and the CG Guidelines. 78 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The criteria for Board membership is set out in paragraph I (3) of the CG Guidelines, including: Members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, with reference to the Board Diversity Policy. Ability to dedicate sufficient time and attention to the Company’s affairs. Possessing financial literacy. Possessing good character, including: Integrity: Directors should demonstrate high ethical standards and integrity in their personal and professional dealings. Accountability: Directors should be willing to be accountable for their decisions as directors. Judgement: Directors should possess the ability to provide wise and thoughtful counsel on a broad range of issues. Responsibility: Directors should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. High performance standards: Directors should have a history of achievements which reflects high standards for themselves and others. Commitment and enthusiasm: Directors should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Courage: Directors should possess the courage to express views openly, even in the face of opposition. Able to meet the following expectations: Dedicate sufficient time, energy and attention to ensure the diligent performance of his/her duties. Comply with duties and responsibilities set forth in the CG Guidelines and in the Company’s articles of association. Comply with all duties of care, loyalty and confidentiality applicable to directors of publicly traded corporations. Adhere to the Company’s Code of Business Conduct and Ethics, including but not limited to, the policies on conflicts of interest expressed therein. Make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and the Chief Executive Officer. (b) Nomination procedures for appointment and re-appointment of Directors The Nomination Committee follows the following procedures regarding the appointment of Directors: The Nomination Committee identifies individual(s) suitably qualified to become Board members, having due regard to the Nomination Policy and the Board Diversity Policy, and assesses the independence of the proposed Independent Non- Executive Director(s) as appropriate. The Nomination Committee makes recommendation(s) to the Board. The Board considers the individual(s) recommended by the Nomination Committee, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines. The Board confirms the appointment of the individual(s) as Director(s) or recommends the individual(s) to stand for election at a general meeting. Individual(s) appointed by the Board to fill a casual vacancy or as an addition to the Board will be subject to re-election by Shareholders at the next annual general meeting after initial appointment in accordance with the Company’s articles of association. The Shareholders approve the election of individual(s), who stand(s) for election at the general meeting, as Director(s). 79 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Nomination Committee follows the following procedures regarding the re-appointment of Directors: The Nomination Committee considers each retiring Director, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines, and assesses the independence of each retiring Independent Non-Executive Director. The Nomination Committee makes recommendation(s) to the Board. The Board considers each retiring Director recommended by the Nomination Committee, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines. The Board recommends the retiring Directors to stand for re-election at the annual general meeting in accordance with the Company’s articles of association. The Shareholders approve the re-election of Directors at the annual general meeting. (c) Board Diversity Policy When identifying candidates for Board membership, the Nomination Committee takes into account the Nomination Policy and the Board Diversity Policy. Appointments are based on merit and contribution the selected individuals will bring to the Board and factors considered include gender, age, cultural and educational background, professional and industry experience, skills, knowledge and time commitments of such individuals. The Nomination Committee also takes into account the Company’s business model and specific needs from time to time. External recruitment professionals might be engaged to assist with the selection process when necessary. Activities in 2020 During 2020, the Nomination Committee met once in discharging its responsibilities. Its terms of reference require it to meet at least once in the year. The membership of the Nomination Committee, and attendance at the meeting held during the year, is as follows: Name of Committee Member Attendance/No. of Meeting(s) Sheldon Gary Adelson (Chairman)(1) 1/1(2) Victor Patrick Hoog Antink 1/1 Chiang Yun 1/1 Notes: Passed away in the United States on January 11, 2021. Attended by proxy. The Nomination Committee completed its annual review of the structure, size and composition of the Board and assessed the independence of the Independent Non-Executive Directors as required by its terms of reference. The Nomination Committee reviewed its terms of reference, the Nomination Policy and Board Diversity Policy during the year and results of reviews remained adequate. The Nomination Committee also conducted a review of its performance during the year and it remained satisfied. 80 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.8 CAPEX COMMITTEE The Capex Committee assists the Board by reviewing and recommending to the Board non-budgeted capital expenditure projects with a project value exceeding US$10 million in each instance. This enables the Board, through the Committee, to exercise appropriate oversight and control over management for material projects while allowing more effective use of Board time in focusing on more significant matters. Composition At the Latest Practicable Date, the Capex Committee comprises three Directors “ two Executive Directors, the Chairman of the Board (who also is Chairman of the Capex Committee) and the President, and one Independent Non-Executive Director. The terms of reference specify a minimum membership of three Directors appointed by the Board. The purpose of the Capex Committee is to assist effective decision-making by management with an appropriate level of control. As the Capex Committee is not a governance committee, a majority of its members are not required to be Independent Non-Executive Directors. Responsibilities The Capex Committee’s responsibilities are set out in detail in its terms of reference. Its principal purpose is to support the Board and management in making decisions on capital expenditure by: Reviewing and recommending to the Board the terms of any non-budgeted capital expenditure project with a project value exceeding US$10 million in each instance. Evaluating its own performance and reviewing the adequacy of its terms of reference annually. Activities in 2020 During 2020, the Capex Committee met twice and additionally passed written resolutions in discharging its responsibilities. Its terms of reference require it to meet as required. The membership of the Capex Committee, and attendance at the meetings held during the year, is as follows: Name of Committee Member Attendance/No. of Meeting(s) Robert Glen Goldstein (Chairman) 2/2 Victor Patrick Hoog Antink 2/2 Wong Ying Wai 2/2 The principal matters the Capex Committee dealt with were as follows: Reviewed capital improvement project reports presented by management on a quarterly basis. Reviewed and approved capital expenditure projects within its approval limit. Reviewed a number of capital expenditure projects in excess of its approval limit prior to consideration by the Board. The terms of reference of the Capex Committee were revised on February 21, 2020, under which the Capex Committee was delegated responsibility to recommend to the Board non-budgeted capital expenditure projects with a project value exceeding US$10 million in each instance. The Capex Committee also conducted a review of its performance during the year and it remained satisfied with its performance. 81 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.9 RISK MANAGEMENT AND INTERNAL CONTROL Governance and Implementation Structure for Risk Management In executing its strategy and operating its business, the Company faces various risks and uncertainties. Effective risk management is a central element of Sands China’s governance practices, designed to mitigate and manage these risks. Ultimately, the accurate and timely identification, assessment and management of Sands China’s priority risks are critical to the operational and financial success of the business. Sands China’s governance framework for risk management and internal control is set out in its ERM Charter. The ERM Charter was developed in 2016 with latest revision in January 2021. This underpins Sands China’s processes in three ways: Firstly, the ERM Charter clearly sets out the roles and responsibilities of different committees, functions and individuals for risk management activity. This helps to ensure risk management is embedded across the organization with clear accountability for its implementation and oversight. Secondly, the ERM Charter describes the methodology and approach to risk identification and assessment. This helps to ensure a consistent approach to risk management both across the Group and over time. Thirdly, the ERM Charter establishes protocols for both internal and external communication to appropriate individuals where risk events arise or existing risk events change. This helps Sands China to respond effectively to mitigate or address risk events. The ERM Charter is aligned with LVS” ERM program, thereby enabling Sands China to benefit from the breadth of risk management experience across the LVS Group. The operation of the ERM Committee is under the review of the Audit Committee on behalf of the Board with a view to the continuous improvement of risk management and internal control systems. Sands China’s governance structure for its risk management system is set out below:

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Key roles (a) The Board of Directors and the Audit Committee The Board has overall responsibility for risk management and internal control systems and for reviewing their effectiveness at least annually through the Audit Committee. The Board recognizes these systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and therefore can only provide reasonable but not absolute assurance against material misstatement or loss. The Board meets its responsibility in respect of risk management and internal control systems in a number of ways. It sets and communicates Sands China’s strategies and objectives. Through its Audit Committee, it oversees the Company’s risk management and internal control systems on an on-going basis. The Board monitors risk appetite by evaluating and determining the nature and extent of the priority risks the Group will accept in order to achieve its strategic objectives. The Audit Committee and the Board receive regular analysis of risk-related key matters for consideration in advance of each meeting, covering financial and operational matters. The regular provision of risk information allows the early identification of potential issues and an assessment of the adequacy of any mitigating actions to address them. On behalf of the Board, the Audit Committee conducts an on-going review of the effectiveness of Sands China’s and its subsidiaries” risk management and internal control systems. The review covers all material controls, including financial, operational and compliance controls. This looks at how the nature and extent of priority risks has changed since the previous review, the scope and quality of management’s on-going risk monitoring and mitigation efforts, the frequency of communication to the Audit Committee/Board and any significant changes in Sands China’s risks in the year and how these were addressed. Section 3.5 of this Annual Report sets out the principal activities of the Audit Committee during 2020 in respect of risk management and internal control. This included an annual review of risk management and internal control systems on behalf of the Board. Based on the following considerations, the Audit Committee concluded the Company’s risk management and internal control systems are effective and adequate: Adequacy of resources, qualifications, experience, training and budgets of the Company’s accounting, internal audit (Audit Services Group), financial reporting, information technology, cybersecurity, legal and compliance functions. Changes in the nature and extent of priority risks and management’s responsiveness to changes in the business and external environment. Scope and quality of management’s on-going monitoring of risks and of the internal control systems. Effectiveness and the work of the internal audit function (Audit Services Group) and other assurance providers. Extent and frequency of communication of results of risk monitoring to the Audit Committee. Significant control weaknesses and potential deficiencies identified as well as the adequacy of planned actions to mitigate risks, which could pose a material impact on the Company’s financial performance or condition. Effectiveness of the processes for financial reporting and Listing Rules compliance. Confirmation from management on the effectiveness of the risk management and internal control systems. 83 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT (b) ERM Executive Sponsors The ERM Executive Sponsors comprise the President, Chief Operating Officer and and Chief Financial Officer. The ERM Executive Sponsors are responsible for detailed executive level oversight of the Company’s risk management processes over the course of the year. (c) Audit Services Group The Audit Services Group is the Company’s internal audit function. Its responsibilities are set out in the Internal Audit Charter, which was approved by the Audit Committee and the Board. These include independently reviewing the effectiveness of the Company’s risk management and internal control systems. The Audit Services Group meets this responsibility through performing independent assessments of the adequacy and effectiveness of the Company’s risk management processes; the scope and frequency of these assessments are determined in consultation with the ERM Executive Sponsors. In addition to its primary reporting line to the Audit Committee, the Audit Services Group reports the results of its assessments of Sands China’s risk management processes to the ERM Executive Sponsors. The Audit Services Group additionally advises on the design, implementation and development of risk management processes. Meanwhile, the outputs of the risk management processes are considered in the development of the Audit Services Group’s audit plans. (d) Risk Owners Risk Owners are department and functional heads across Sands China who have overall responsibility for implementing, leading and supporting risk management activities. They are required to operate in a manner consistent with the Company’s risk management objectives and are responsible for fostering an effective risk culture and developing risk and performance metrics to measure, track and report on risk trends within their departments or functions. 84 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Risk Management Methodology Sands China has adopted a risk management methodology, which consists of four key processes and is applied on an on-going basis. The methodology is based on that set out by the Committee of Sponsoring Organizations of the Treadway Commission. It is also consistent with LVS” ERM program, which means the Company is able to leverage and benefit from the experience and learnings of the LVS Group in relation to the effective management of risk. Risk Identification Risk Owners identify risks in the operations and those relevant to the Company as a whole. ERM Executive Sponsors identify emerging risks or strategic risks. An updated risk inventory is prepared as a basis of the risk assessment and for development of the audit plan of the Audit Services Group. Risk Assessment Risk inventory is updated and assessed in conjunction with management team updates. Risk ranking is produced based on periodic risk assessments to facilitate and refresh the identification of priority risks. Impact of a risk event is assessed in terms of severity of its consequences (both financial and non-financial). Likelihood is assessed in terms of the probability a risk event could materialize. A consistent and robust global approach is taken in the determination and execution of the risk assessment methodology. Risk Response Prioritized risk ranking is reviewed by the stakeholders. Risk is managed by Risk Owners with appropriate skills and experiences. Risk mitigation plans are developed for each risk by the respective Risk Owners. Risk mitigation plans are reviewed and approved by the ERM Committee, executive management and, for priority risks, the Audit Committee. Risk Monitoring and Reporting Known and emerging risks as well as the implementation and effectiveness of the risk mitigation plans are monitored by the Risk Owners. Periodic updates on the implementation and progress of the risk mitigation plans are provided to the ERM Committee. On-going effectiveness of the ERM program is reviewed by the ERM Committee and priority risks are reported to the Audit Committee on a quarterly basis. 85 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Communications of Risk Events An integral part of risk management processes includes the communication of risk events, both internally and externally, when major risk events arise. Complete, accurate and timely communication of relevant information to the right individuals and functions is key to enabling Sands China to make the appropriate decisions and responses when a risk event arises. The necessary level of information, appropriate parties and suitable timeframe required for a response will vary significantly according to the nature and severity of the risk event that has occurred. Inside Information Sands China has written procedures in place for the handling of inside information in accordance with the Listing Rules. Officers of the Company and its subsidiaries (i.e. members of the Board of Directors of the Company and its subsidiaries, Department Heads, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents) carry out the following periodically: Business developments and events are monitored so any potential Inside Information (as defined in the Guidelines on Disclosure of Inside Information issued by the Securities and Futures Commission in June 2012) is promptly identified. Inside Information, where identified, is reported to the General Counsel and Company Secretary (or, in his absence, the Assistant General Counsel) who will then report it to the President, the Chief Operating Officer and the Chief Financial Officer followed by the Executive Committee, as is appropriate. The Executive Committee will meet to consider the matter and make a decision as to whether or not it should be treated as Inside Information and whether an announcement is required or, where necessary, the matter will be referred to the Board for its decision. A record of any meetings and discussions concerning the assessment of whether or not information constitutes Inside Information will be maintained. A sensitivity list is maintained and reviewed by the Executive Committee; this list identifies factors or developments likely to give rise to Inside Information. Any Inside Information or potential Inside Information is kept confidential and team members are reminded of the need to preserve confidentiality. Appropriate confidentiality agreements are put in place when the Company enters into significant negotiations. Inside Information is first disclosed by a Stock Exchange announcement before it is released via other channels. Activities in 2020 During 2020, the ERM Committee met four times to discharge its responsibilities. The principal matters it dealt with were as follows: Reviewed the 2020 ERM risk inventory. Reviewed and approved 2020 priority risk reporting timeline. Reviewed and considered updates from the Risk Owners on the implementation and progress of the risk mitigation plans. Monitored risk mitigation progress in coordination with Risk Owners and provided updates to the Audit Committee on a quarterly basis. Reviewed and updated the ERM Charter during the year. 86 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Priority Risks and Key Mitigations The priority risks facing the Company, as identified by the Board in their annual review of the risk management processes, are set out in section 2.5 of this Annual Report. Through the Risk Management Methodology adopted by the Company, risk factors are identified, prioritized and communicated, and related risk strategies are developed to manage and mitigate risks. The priority risks identified are addressed by the following key mitigation measures: Implementation of additional controls, safeguards, policies and procedures. Implementation of appropriate response plans. Deployment of appropriate insurance instruments. Diversification of business. Proactively monitoring of industry trends, competitors and innovations. Proactively monitoring of regulatory changes. Effective monitoring and timely remediation of identified deficiencies. Internal audit oversight. Review and ensure the adequacy of resources. Employ and develop the best talent and leadership capabilities. Organize comprehensive training programs for team members, including awareness training, compliance training and continuing professional training. Design and implementation of succession plan program. Review the Company’s compensation policies and practices to ensure they do not provide incentives for employees to take inappropriate business risks or risks reasonably likely to have a material adverse effect on the Company. 3.10 SHAREHOLDERS The Company considers effective communication with Shareholders is essential for good investor relations and investor understanding of the Group’s business performance and strategies. The Company also recognizes the importance of transparency and timely disclosure of corporate information. To facilitate maintaining an on-going dialogue with Shareholders and to encourage Shareholder engagement and participation, the Company has developed and maintains a Shareholder Communication Policy. Under this policy, the Company commits to give Shareholders balanced and understandable information about the Company’s performance, position and prospects. Information is made available to Shareholders through a number of means, including formal announcements of information required under the Listing Rules and through the constructive use of general meetings. Updated information (for example, including in relation to the Company’s financial information and its corporate governance practices) as well as standing information about the Company is also made available through the Company’s website (www.sandschina.com). The general meetings of the Company provide a forum for communication between the Board and Shareholders. The Chairman of the Board, as well as the chairmen and/or other members of the Committees will, in the absence of unforeseen circumstances, attend to answer questions raised at these meetings. The external auditor will be asked to attend the annual general meeting to answer questions about relevant matters including the conduct of the audit, the auditor’s report and auditor independence. The Company maintains procedures for Shareholders to propose a person for election as a Director of the Company. The details of these procedures are available on the Company’s website. 87 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT To safeguard Shareholders” interests and rights, separate resolutions will be proposed for each substantial separate issue at general meetings, including the election of Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Company’s articles of association and the Listing Rules, and poll results will be posted on the Company’s website and that of the Stock Exchange after each general meeting. Procedures for Shareholders to Convene an Extraordinary General Meeting Article 68 of the Company’s articles of association provides general meetings shall be convened on the written requisition of the following members of the Company deposited at the principal place of business of the Company in Hong Kong at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong for the attention of Company Secretary, specifying the objects of the meeting and signed by the requisitionist(s), provided such requisitionists held, as at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the Company, which carries the right of voting at general meetings of the Company: Any two or more members; or Any one member which is a recognized clearing house (or its nominee(s)). If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as in which meetings may be convened by the Directors provided any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company. Note: Any such written requisition from the Shareholders should be marked “Shareholders” Communication” on the envelope. Procedures for Shareholders to Put Forward Proposals at General Meeting Within 10 days of the date on which a notice (the “Notice”) is deemed to be received by Shareholders in respect of any general meeting of the Company (the “Relevant General Meeting”), two or more Shareholders holding at least one-tenth of the paid up capital of the Company, which carries the right of voting at general meetings of the Company may together, by written notice to the Company at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong for the attention of Company Secretary, propose a resolution to be proposed and considered at the Relevant General Meeting in addition to the resolutions set out in the Notice. Such written notice shall be accompanied by a statement in no more than 1,000 words explaining the matters referred to, and the reasons for, any such proposed resolution. Following the receipt of such written notice and accompanying statement by the Company, the Company may, in the Company’s absolute discretion (taking into account, without limitation, legal, regulatory and practical considerations relating to the issue of any supplemental notice to all Shareholders in relation to the Relevant General Meeting), include the proposed resolution in the business of (i) the Relevant General Meeting or (ii) in a general meeting of the Company that is subsequent to the Relevant General Meeting. The Company will circulate a revised Notice including any proposed resolution and the accompanying statement to all Shareholders in accordance with the articles of association of the Company provided that if, in the Company’s sole opinion (without having to give reasons therefor), the above process is being abused in any way whatsoever, the Company has absolute discretion to not include such proposed resolution in the business of the Relevant General Meeting or a subsequent general meeting of the Company. Note: Any such written notice from the Shareholders should be marked “Shareholders” Communication” on the envelope. 88 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Procedures for Shareholders to Put Forward Enquiries to the Board Shareholders are, at any time, welcome to raise questions and request information (to the extent it is publicly available and appropriate to provide) from the Board and management by writing to the Company Secretary at The Venetian Macao-Resort-Hotel, Executive Offices “ L2, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao. Note: Any such letter from the Shareholders should be marked “Shareholders” Communication” on the envelope. The Shareholders” Communication Policy is available on the website of the Company. Investor Relations During the year 2020, the Company has not made any amendment to its memorandum and articles of association. The Company’s memorandum and articles of association is available on the websites of the Company and the Stock Exchange. Dividend Policy It is the Company’s intention to provide Shareholders with consistent regular dividends depending on the Company’s earnings, financial condition, cash flows and capital requirements, as well as economic and other conditions our Board may deem relevant. Our ability to declare and pay dividends on our Shares is also subject to the requirements of the Cayman Islands law. Moreover, we are a holding company, which is dependent upon the operations of our subsidiaries for cash. The laws where our subsidiaries operate and the terms of our subsidiaries” debt and other agreements may restrict the ability of our subsidiaries to make dividends or other distributions to us. On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the “Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to, among other things: (a) extend the SCL Relevant Period (as defined therein) such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides the Company with the option to increase the total borrowing capacity by an aggregate amount of up to US$1.0 billion; and (2) it imposes a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds US$2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.00x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion. In deciding whether to propose a dividend, the Board shall consider, amongst other factors, any restrictions on payment of dividends that have been, or may be, agreed between any Group company and contracting party. 89 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.11 COMPLIANCE DISCLOSURES AND OTHER MATTERS The Listing Rules require certain corporate governance disclosures to be made. This section of the report details certain disclosures that have not been covered above. Disclosure of Directors” Information pursuant to the Listing Rule 13.51B(1) Directors” Positions Held On January 7, 2021: Mr. Sheldon Gary Adelson took a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee, and was re-designated as a Non-Executive Director; Mr. Robert Glen Goldstein was appointed as the Acting Chairman, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee, and was re-designated as an Executive Director; and Mr. Chum Kwan Lock, Grant was appointed as an Executive Director. On January 27, 2021: Mr. Robert Glen Goldstein was appointed as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee. Reference is made to the Company’s announcement dated January 12, 2021, Mr. Sheldon Gary Adelson, the Company’s founder, Chairman and Chief Executive Officer, and a Non-Executive Director of the Company, passed away in the United States on January 11, 2021. Other Major Positions Held Ms. Chiang Yun was appointed as a non-executive director of Yantai Changyu Pioneer Wine Company Limited, a company listed on the Shenzhen Stock Exchange (stock code: 000869), with effect from June 1, 2020. Mr. Robert Glen Goldstein was appointed as the Acting Chairman and Acting Chief Executive Officer of LVS with effect from January 6, 2021 (U.S. time) and was subsequently appointed as the Chairman and Chief Executive Officer of LVS with effect from January 26, 2021 (U.S. time). Director’s Emoluments On March 3, 2021, the Remuneration Committee approved an increase to the emoluments of Mr. Chum Kwan Lock, Grant, the Company’s Chief Operating Officer, to US$1,800,000 per annum plus an annual incentive of up to US$1,800,000 with retrospective effect from March 1, 2021. Model Code for Securities Transactions The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the year 2020 and up to the date of this Annual Report (i.e. March 12, 2021). 90 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Quarterly Reporting LVS, as a U.S. Securities Exchange Act 1934 reporting company, is required to file quarterly financial reports with the SEC. When LVS releases its press release relating to quarterly financial information (which contains financial information about the Group) in the U.S., the Company simultaneously makes an announcement pursuant to Rule 13.09(2)(a) of the Listing Rules extracting key highlights of the press release pertaining to the Group. The financial information relating to the Group contained in such press release is presented in accordance with U.S. GAAP and there is no reconciliation of such information with IFRS. When LVS files its quarterly financial report (which contains financial information about the Group) on Form 10-Q, the Company makes an announcement pursuant to Rule 13.09(2)(a) of the Listing Rules providing a hyper-link to such Form 10-Q, which contains financial information relating to the Group presented in accordance with U.S. GAAP. Remuneration of Senior Management The remuneration of the members of the senior management by band for the year ended December 31, 2020 is set out below: Number of members of senior management HK$4,000,001 (approximately US$516,000)–HK$8,000,000 (approximately US$1,032,000) 1 HK$16,000,001 (approximately US$2,064,000)–HK$20,000,000 (approximately US$2,580,000) 1 HK$30,000,001 (approximately US$3,870,000)–HK$34,000,000 (approximately US$4,386,000) 1 HK$42,000,001 (approximately US$5,418,000)–HK$46,000,000 (approximately US$5,993,000) 1 4 External Auditor and Auditor’s Remuneration The statement of the external auditor of the Company about their reporting responsibilities for the financial statements is set out in the “Independent Auditor’s Report” in section 4.1 of this Annual Report. During the year ended December 31, 2020, the remuneration paid and payable to the Company’s external auditor is set out below: Amount of Fees Payable/Paid Type of services (US$’000) Audit services(i) 2,630 Non-audit services(ii) 129 Total 2,759 Notes: Auditor’s remuneration of US$565,000 was capitalized during the year ended December 31, 2020 related to the issuance of Senior Notes. Non-audit services include fees for tax compliance services and accounting training programs. 91 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.12 DIRECTORS” REPORT The Directors present their report together with the audited Consolidated Financial Statements of the Group for the year ended December 31, 2020. Principal Activities The principal activity of the Company is investment holding and the principal activities of our subsidiaries are the development and operation of integrated resorts in Macao, which contain not only gaming and hotel areas, but also meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. Consolidated Financial Statements The Consolidated Financial Statements of the Group for the year ended December 31, 2020 are set out in section 4.2 of this Annual Report. Business Review The business review of the Group for the year ended December 31, 2020 is set out in section 2 of this Annual Report. Dividends The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2020. Share Capital Details of movements in the share capital of the Company during the year are set out in Note 18 to the Consolidated Financial Statements. Purchase, Sale or Redemption of the Company’s Listed Shares Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the year ended December 31, 2020. Distributable Reserves of the Company The Company’s reserves available for distribution to Shareholders as at December 31, 2020 amounted to approximately US$1.70 billion (2019: US$1.59 billion). Borrowings The total borrowings of the Group as at December 31, 2020 amounted to US$7.06 billion (2019: US$5.61 billion). Particulars of borrowings are set out in Note 21 to the Consolidated Financial Statements. Finance Costs Capitalized Finance costs amounting to US$21 million (2019: US$9 million) were capitalized by the Group during the year as set out in Note 7 to the Consolidated Financial Statements. Donations and Contributions Donations and contributions by the Group for charitable and other purposes amounted to US$3 million (2019: US$1 million). 92 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Financial Summary A summary of the results for the year and of the assets and liabilities of the Group as at December 31, 2020 and for the previous four financial years are set out in section 4.4 of this Annual Report. Directors The Directors of the Company during the year and as at the Latest Practicable Date are: Executive Directors Title Note Robert Glen Goldstein(1) Chairman of the Board and Re-designated January 7, 2021 Chief Executive Officer Wong Ying Wai President Appointed January 22, 2016 Chum Kwan Lock, Grant(2) Chief Operating Officer Appointed January 7, 2021 Non-Executive Directors Sheldon Gary Adelson(3) Re-designated January 7, 2021 Charles Daniel Forman Elected May 30, 2014 Independent Non-Executive Directors Chiang Yun Appointed October 14, 2009 Victor Patrick Hoog Antink Appointed December 7, 2012 Steven Zygmunt Strasser Elected May 31, 2013 Kenneth Patrick Chung Appointed July 15, 2016 Notes: Mr. Robert Glen Goldstein was appointed as the Acting Chairman, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee, and re-designated as an Executive Director with effect from January 7, 2021 and was subsequently appointed as the Chairman of the Board and Chief Executive Officer and the Chairman of the Nomination Committee with effect from January 27, 2021. Please refer to the announcements of the Company dated January 7, 2021 and January 27, 2021 for details. Mr. Chum Kwan Lock, Grant was appointed as an Executive Director with effect from January 7, 2021. Please refer to the announcement of the Company dated January 7, 2021 for details. Mr. Sheldon Gary Adelson took a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee, and was re-designated as a Non-Executive Director with effect from January 7, 2021 and passed away in the United States on January 11, 2021. Please refer to the announcements of the Company dated January 7, 2021 and January 12, 2021 for details. 93 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Board has established four committees, being the Audit Committee, the Remuneration Committee, the Nomination Committee and the Capex Committee. The table below details the membership and composition of each of the four committees as at the Latest Practicable Date. Audit Remuneration Nomination Capex Name of Director Committee Committee Committee Committee Robert Glen Goldstein — — Chairman(1) Chairman Wong Ying Wai — Member — Member Chum Kwan Lock, Grant — — — — Charles Daniel Forman — — — — Chiang Yun Member — Member — Victor Patrick Hoog Antink Chairman Member Member Member Steven Zygmunt Strasser Member Chairman — — Kenneth Patrick Chung Member — — — Note: (1) Appointed as the Acting Chairman on January 7, 2021 and was subsequently appointed as the Chairman on January 27, 2021. Director Independence The Company has received written annual confirmation from each Independent Non-Executive Director of his/her independence pursuant to the requirements of the Listing Rules. The Company considers all Independent Non-Executive Directors to be independent in accordance with the independence guidelines as set out in the Listing Rules. Directors are required to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board meetings and withdraw if appropriate. Directors” Service Contracts Each of the Non-Executive and Independent Non-Executive Directors is appointed for a term of three years. The appointment may be terminated by either the Company or the Director on not less than one month’s written notice. The Directors shall retire by rotation and be eligible for re-election in accordance with the articles of association of the Company. None of the Directors offering themselves for re-election at the forthcoming annual general meeting has a service contract with the Company, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation). There are no service contracts with Directors that are exempt under Rule 13.69 of the Listing Rules. No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2019: nil). 94 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT On January 7, 2021, the Board approved the below appointment letters: Mr. Robert Glen Goldstein as Executive Director for a term of three years from January 7, 2021; Mr. Sheldon Gary Adelson as Non-Executive Director for a term of three years from January 7, 2021; and Mr. Chum Kwan Lock, Grant as Executive Director for a term of three years from January 7, 2021. On January 22, 2021, the Board approved the amendments to the appointment letter of Mr. Robert Glen Goldstein to reflect his appointment as the Chairman of the Nomination Committee with effect from January 27, 2021. For the year ended December 31, 2020, details of remuneration of the Directors and senior management are set out in Note 5 to the Consolidated Financial Statements and page 91 of this report respectively. Directors” Interests Directors are required to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board and withdraw from that part of the Board meetings, if appropriate. With the exception of the continuing connected transactions disclosed herein, no transaction, arrangement or contract in relation to the Group’s business to which the Company or any of its fellow subsidiaries was a party and in which a Director (or any person who at any time in the financial year ended December 31, 2020 was a Director or any entity connected with a Director or such person) had a material interest, whether directly or indirectly, subsisted during or at the end of the financial year ended December 31, 2020. Management Contracts No contracts, other than employment contracts, concerning the management and/or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year 2020. Permitted Indemnity Pursuant to the Company’s articles of association, every Director shall be indemnified and held harmless out of the assets of the Company, to the fullest extent permitted by applicable law, against all liability and loss suffered and expenses (including attorneys” fees) reasonably incurred. The Company has arranged for appropriate insurance coverage for Directors” and officers” liabilities in respect of legal actions against the Directors and officers arising out of corporate activities. 95 ANNUAL REPORT 2020

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

Interests of Directors and Chief Executives

The interests of each of the Directors and Chief Executives in the shares, underlying shares and debentures of the Company and any of the Company's associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2020, as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, are set out in the table and explanatory notes below:

Name of Director	Company	Nature of interest	Number of Shares	Approximate percentage of shareholding interest
Sheldon Gary Adelson[1]	Company	Interest of a controlled corporation	5,657,814,885(L)	69.93%
Wong Ying Wai	Company	Beneficial owner	4,733,500(L)[2]	0.06%

Name of Director	Associated corporation	Nature of interest	Number of securities	Approximate percentage of shareholding interest
Sheldon Gary Adelson[1]	LVS	Beneficial owner	67,246,625(L)[3]	8.80%
		Family Interest	330,123,926(L)[4]	43.22%
Robert Glen Goldstein	LVS	Beneficial owner	4,887,057(L)[5]	0.64%
Charles Daniel Forman	LVS	Beneficial owner	212,040(L)[6]	0.03%

The letter "L" denotes the person's long position in such shares/securities.

Notes:

(1) Mr. Sheldon Gary Adelson passed away in the United States on January 11, 2021.

(2) This amount includes (a) 4,000,000 options to purchase 4,000,000 Shares, all of which are vested and exercisable, and (b) 733,500 unvested restricted share units of SCL.

(3) This amount includes (a) 66,551,887 shares of LVS' common stock and (b) 694,738 options to purchase 694,738 shares in LVS' common stock, of which 397,362 are vested and exercisable.

(4) This amount includes (a) 93,779,145 shares of LVS' common stock held by Mr. Sheldon Gary Adelson's spouse, Dr. Miriam Adelson, (b) 2,208,548 shares of LVS' common stock held by trusts for the benefit of Dr. Adelson and her family members over which Dr. Adelson, as trustee, retains sole voting control and shares dispositive power, (c) 3,667,205 shares of LVS' common stock held by trusts or custodial accounts for the benefit of Dr. Adelson's family members over which Dr. Adelson, as trustee or in another fiduciary capacity, retains sole voting control and dispositive power, (d) 217,902,318 shares of LVS' common stock held by trusts for the benefit of Dr. Adelson and her family members over which Dr. Adelson, as trustee, shares dispositive power, and (e) 12,566,710 shares of LVS' common stock held by Adfam Investment Company LLC over which Dr. Adelson, as co-manager, shares voting and dispositive control with Mr. Adelson.

(5) This amount includes (a) 137,057 shares of LVS' common stock, and (b) 4,750,000 options to purchase 4,750,000 shares in LVS' common stock, of which 2,250,000 are vested and exercisable.

(6) This amount includes (a) 209,851 shares of LVS' common stock, and (b) 2,189 unvested shares of LVS' restricted stock.

None of the Directors or the Chief Executives had short positions in respect of shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2020.

96
ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Save as disclosed above, so far as was known to the Directors, as at December 31, 2020, none of the Directors or the Chief Executives had, pursuant to Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interest or short position in any shares or underlying shares or interest in debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that were required to be notified to the Company and the Stock Exchange, or any interests that were required, pursuant to Section 352 of the SFO, to be entered into the register referred to therein, or any interests that were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange. As at December 31, 2020, save as disclosed above, none of the Directors nor the Chief Executives (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares (or warrants or debentures, if applicable) of the Company and its associated corporations (within the meaning of Part XV of the SFO). Interests of Substantial Shareholders The interests of substantial Shareholders in the Shares and underlying shares of the Company as at December 31, 2020, as recorded in the register required to be kept under Section 336 of Part XV of the SFO or as the Company is aware or had been notified of, are set out in the table below. Approximate percentage of issued Name of substantial Shareholder Capacity/Nature of interest Number of Shares share capital Sheldon Gary Adelson(1) Interest of a controlled corporation 5,657,814,885(L) 69.93% Las Vegas Sands Corp. Interest of a controlled corporation 5,657,814,885(L) 69.93% Las Vegas Sands, LLC Interest of a controlled corporation 5,657,814,885(L) 69.93% Venetian Casino Resort, LLC Interest of a controlled corporation 5,657,814,885(L) 69.93% LVS (Nevada) International Interest of a controlled corporation 5,657,814,885(L) 69.93% Holdings, Inc. LVS Dutch Finance C.V. Interest of a controlled corporation 5,657,814,885(L) 69.93% LVS Dutch Holding B.V. Interest of a controlled corporation 5,657,814,885(L) 69.93% Sands IP Asset Management B.V. Interest of a controlled corporation 5,657,814,885(L) 69.93% Venetian Venture Development Beneficial owner 5,657,814,885(L) 69.93% Intermediate II The letter “L” denotes the person’s long position in such shares. Note: (1) Mr. Sheldon Gary Adelson passed away in the United States on January 11, 2021. 97 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT As at December 31, 2020, VVDI (II) was a substantial Shareholder which held 5,657,814,885 Shares (representing approximately 69.93% of the total issued share capital of the Company). VVDI (II) was a wholly-owned subsidiary of Sands IP. Sands IP was a wholly-owned subsidiary of LVS Dutch Holding, which was in turn wholly-owned by LVS Dutch Finance. LVS Dutch Finance was 99% owned by LVS Nevada, with the remaining 1% owned by a wholly-owned subsidiary of LVS Nevada, which was in turn wholly-owned by Venetian Casino. Venetian Casino was a wholly-owned subsidiary of LVS LLC, which was in turn wholly-owned by LVS. Mr. Sheldon Gary Adelson, his family members and trusts and other entities established for the benefit of Mr. Adelson and/or his family members beneficially owned approximately 57% of the outstanding common stock of LVS as at December 31, 2020. As at December 31, 2020, the Company had not been notified of any short positions being held by any substantial Shareholder in the Shares or underlying shares of the Company. Interests of Any Other Persons Save as disclosed above, as at December 31, 2020, the Company had not been notified of any persons who had interests or short positions in the Shares or underlying shares of the Company, as recorded in the register required to be kept under Section 336 of Part XV of the SFO. Senior Management The biographical details of the senior management as at the date of this report are set out in section 1.3 of this Annual Report. Major Customers and Suppliers For the year ended December 31, 2020, the aggregate amount of turnover attributable to the Group’s five largest customers represented less than 30% of the Group’s total turnover; and the aggregate amount of purchases (not including the purchases of items that are of a capital nature) attributable to the Group’s five largest suppliers represented less than 30% of the Group’s purchases. Non-Competition Deed with LVS We entered into a Non-Competition Deed with LVS on November 8, 2009 so as to maintain a clear delineation of the respective businesses of each party with effect from the Listing Date. Please see our Prospectus for additional information on the Non-Competition Deed. Since the Listing Date, there have been no business opportunities offered by LVS to us and LVS and its associates have not carried out, nor proposed to carry out, any business activity, whether directly or indirectly, which competes or may lead to competition with us. LVS has provided its written declaration in respect of LVS and its subsidiaries” (other than that which form part of our Group) compliance with the undertakings under the Non-Competition Deed during the year ended December 31, 2020. Our Independent Non-Executive Directors consider that LVS has complied with the terms set out in the Non-Competition Deed during the year ended December 31, 2020. 98 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Continuing Connected Transactions “ Shared Services Agreement The Company and LVS entered into a Shared Services Agreement in respect of the provision of certain products and services by the LVS Group to our Group or by our Group to the LVS Group. Details of the Shared Services Agreement are disclosed in the Prospectus. 2018 Shared Services Agreement On December 13, 2017, the Company and LVS entered into an agreement to renew the terms of the Shared Services Agreement on amended terms for a period of three years which commenced on January 1, 2018 and ended on December 31, 2020 (the “2018 Shared Services Agreement”). The following are continuing connected transactions contemplated by the 2018 Shared Services Agreement: Continuing Connected Transactions Fully Exempt From Shareholders’ Approval, Annual Review and All Disclosure Requirements Under Listing Rule 14A.76(1) or 14A.98 Reciprocal global procurement consultancy services; Reciprocal transportation and related logistic services; Reciprocal design, development and construction consultancy services; Reciprocal administrative and logistics services; and Joint international marketing services provided by our Group to the LVS Group. Continuing Connected Transactions Exempt From Shareholders’ Approval Requirement but subject to Reporting, Announcement and Annual Review Requirements Under Listing Rule 14A.76(2) The following transactions between our Group and the LVS Group are on-going and are exempt from Shareholders’ approval requirements under Rule 14A.76(2) of the Listing Rules but are subject to the reporting, announcement and annual review requirements. Joint International Marketing and Retail Leasing, Management and Marketing Services provided by the LVS Group to our Group Under the 2018 Shared Services Agreement, the LVS Group agreed to provide to our Group joint international marketing services targeting VIP players, premium players and Sands Rewards Club members who wish to patronize our Group’s properties in addition to those of the LVS Group, and retail leasing, management and marketing services relating to the retail malls owned or operated by our Group (including hotel, convention, exhibition, meetings and entertainment sales, marketing and public relations services) (the “Joint International Marketing and Retail Leasing, Management and Marketing Services”). Pursuant to the 2018 Shared Services Agreement, the annual caps set for the Joint International Marketing and Retail Leasing, Management and Marketing Services to be provided by the LVS Group to our Group for each of the three years ended December 31, 2020 are US$7.7 million, US$8.5 million and US$9.3 million, respectively. 99 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The annual caps for the Joint International Marketing and Retail Leasing, Management and Marketing Services for each of the three years ended December 31, 2020 are determined by reference to, among others, (a) the historical figures related to such services, (b) the necessary amount to be paid to properly and adequately compensate for the services of the marketing executives, (c) sufficient additional fee capacity to address the expected growth of our Group’s business in those three years, and (d) the extent and volume of the services our Group expects the LVS Group to provide during such periods. As, based on the annual caps, one or more of the relevant percentage ratios in relation to the Joint International Marketing and Retail Leasing, Management and Marketing Services are more than 0.1% but each of them is less than 5%, the Company is required to comply with the reporting, announcement and annual review but is exempt from the Shareholders” approval requirements of Chapter 14A of the Listing Rules in respect of continuing connected transactions. Under the 2018 Shared Services Agreement, our Group also agreed to provide to the LVS Group joint international marketing and retail leasing, management and marketing services. The fees to be paid by the LVS Group to our Group will be calculated on a cost basis. As the relevant percentage ratios in relation to these services are less than 0.1%, the Company is fully exempt from Shareholders” approval, annual review and all disclosure requirements under Rule 14A.76(1) of the Listing Rules. 2021 Shared Services Agreement On December 10, 2020, the Company and LVS entered into an agreement to renew the terms of the Shared Services Agreement on amended terms for a period of three years which commenced on January 1, 2021 and will end on December 31, 2023 (the “2021 Shared Services Agreement”). The following are continuing connected transactions contemplated by the 2021 Shared Services Agreement: Continuing Connected Transactions Fully Exempt From Shareholders’ Approval, Annual Review and All Disclosure Requirements Under Listing Rule 14A.76(1) or 14A.98 Reciprocal global procurement consultancy services; Reciprocal transportation and related logistic services; Reciprocal design, development and construction consultancy services; Reciprocal administrative and logistics services; and Joint international marketing services provided by our Group to the LVS Group. 100 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT II. Continuing Connected Transactions Exempt From Shareholders” Approval Requirement but subject to Reporting, Announcement and Annual Review Requirements Under Listing Rule 14A.76(2) The following transactions between our Group and the LVS Group are on-going and are exempt from Shareholders” approval requirements under Rule 14A.76(2) of the Listing Rules but are subject to the reporting, announcement and annual review requirements. Joint International Marketing and Retail Leasing, Management and Marketing Services provided by the LVS Group to our Group Under the 2021 Shared Services Agreement, the LVS Group agreed to provide to our Group Joint International Marketing and Retail Leasing, Management and Marketing Services. Pursuant to the 2021 Shared Services Agreement, the annual caps set for the Joint International Marketing and Retail Leasing, Management and Marketing Services to be provided by the LVS Group to our Group for each of the three years ending December 31, 2023 are US$10.2 million, US$11.2 million and US$12.2 million, respectively. The annual caps for the Joint International Marketing and Retail Leasing, Management and Marketing Services for each of the three years ending December 31, 2023 are determined by reference to, among others, (a) the historical figures related to such services, (b) the necessary amount to be paid to properly and adequately compensate for the services of the marketing executives, (c) sufficient additional fee capacity to address the expected growth of our Group’s business in those three years, and (d) the extent and volume of the services our Group expects the LVS Group to provide during such periods. As, based on the annual caps, one or more of the relevant percentage ratios in relation to the Joint International Marketing and Retail Leasing, Management and Marketing Services are more than 0.1% but each of them is less than 5%, the Company is required to comply with the reporting, announcement and annual review but is exempt from the Shareholders” approval requirements of Chapter 14A of the Listing Rules in respect of continuing connected transactions. Under the 2021 Shared Services Agreement, our Group also agreed to provide to the LVS Group joint international marketing and retail leasing, management and marketing services. The fees to be paid by the LVS Group to our Group will be calculated on a cost basis. As the relevant percentage ratios in relation to these services are less than 0.1%, the Company is fully exempt from Shareholders” approval, annual review and all disclosure requirements under Rule 14A.76(1) of the Listing Rules. 101 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Continuing Connected Transactions “ The Second Trademark Sub-License Agreement Overview LVS LLC and SCL IP Holdings, LLC entered into the Second Trademark Sub-License Agreement on November 8, 2009. LVS LLC is a connected person as it is our Controlling Shareholder. SCL IP Holdings, LLC is our wholly-owned subsidiary. The Second Trademark Sub-License Agreement is subject to Shareholders” approval, annual review and all disclosure requirements. The Stock Exchange has granted to us a waiver from strict compliance with the announcement and Shareholders” approval requirements in respect of The Second Trademark Sub-License Agreement for a period of slightly over twelve and a half years from the Listing Date, provided that the annual value of the transactions does not exceed the caps for the relevant period. Pursuant to the Second Trademark Sub-License Agreement, LVS LLC (as licensor) granted to our Group a license to use certain trademarks and the service marks (a) in mainland China, Macao, Hong Kong and Taiwan (and their respective territorial seas) (the “Restricted Zone”) for the development, operation and marketing of casinos, hotels, integrated resorts and associated facilities located in the Restricted Zone and (b) in the rest of the world, for the marketing of our business in the Restricted Zone. Nothing in the Second Trademark Sub-Licence Agreement shall grant to the licensee or any permitted sublicensee the right to use any licensed marks for the purpose of carrying on any Internet gaming business, even when the portal or the primary users targeted are domiciled within the Restricted Zone. The Second Trademark Sub-License Agreement shall remain in effect for an initial term of slightly over twelve and a half years commencing from the Listing Date and ending on December 31, 2022, so that its term is aligned with the initial term of VML’s Subconcession, which expires on June 26, 2022. The Second Trademark Sub-License Agreement may be renewed upon the agreement of both parties on such terms as the parties may mutually agree, subject to compliance with the Listing Rules. The parties are permitted to terminate the Second Trademark Sub-License Agreement prior to the expiration of its initial term by mutual agreement. The licensor is also entitled, upon the compulsion of any law of any of the jurisdictions within the Restricted Zone, to terminate the grant of a license. The Second Trademark Sub-License Agreement shall terminate automatically, without any notice to the licensee, in the event that LVS is no longer a Controlling Shareholder, or in the event of any sale of all or substantially all of the assets of the licensee, to any person or legal entity that is not a subsidiary or affiliate of LVS, our Company or the licensor. 102 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Venetian Macao, Sands Macao and The Plaza Macao Under the Second Trademark Sub-License Agreement: (a) for each of the full fiscal years under the initial term through the full fiscal year ended December 31, 2012, the licensee will pay the licensor an annual royalty at the rate of 1.5% of the total gross revenue of The Venetian Macao, 1.5% of the total gross non-gaming revenue and Paiza-related gaming revenue of the Sands Macao and 1.5% of the total gross gaming revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in respect of those three properties in each such fiscal year will be capped at US$20.0 million per full fiscal year, and (b) for each of the subsequent full fiscal years under the initial term, commencing with the full fiscal year ended December 31, 2013 and ending with the full fiscal year ending December 31, 2022, the licensee will pay the licensor an annual royalty being the lesser of the Relevant Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year. Royalty Cap for The Venetian Macao, Sands Macao and The Plaza Macao (2020–2022) Year 2020 2021 2022 Cap (US$ in millions) 86.0 103.2 123.8 The Londoner Macao Under the Second Trademark Sub-License Agreement: (a) for each of the first three full fiscal calendar years after commencement of operations beginning in 2012, the licensee will pay the licensor an annual royalty fee of 1.5% of the gross revenues of the operations at The Londoner Macao that utilizes any of the licensed marks (“The Londoner Macao Royalty”), subject to a US$20 million cap per fiscal year, and (b) for the fiscal calendar years thereafter until expiration of the initial term, commencing with the full fiscal year ended December 31, 2016 and ending with the full fiscal year ending December 31, 2022, the licensee will pay the licensor an annual royalty being the lesser of the The Londoner Macao Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year. Royalty Cap for The Londoner Macao (2020–2022) Year 2020 2021 2022 Cap (US$ in millions) 49.8 59.7 71.7 103 ANNUAL REPORT 2020

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

The Parisian Macao

Under the Second Trademark Sub-License Agreement: (a) for each of the first three full fiscal calendar years after commencement of operations beginning in 2016, the licensee will pay the licensor an annual royalty fee of 1.5% of the gross revenues of the operations at The Parisian Macao that utilizes any of the licensed marks ("The Parisian Macao Royalty"), subject to a US$20 million cap per fiscal year, and (b) for the fiscal calendar years thereafter until expiration of the initial term, commencing with the full fiscal year ended December 31, 2020 and ending with the full fiscal year ending December 31, 2022, the licensee will pay the licensor an annual royalty being the lesser of The Parisian Macao Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year.

Royalty Cap for The Parisian Macao (2020–2022)

Year	2020	2021	2022
Cap (US$ in millions)	24.0	28.8	34.6

Each Subsequent Casino Gaming Property

Each subsequent casino gaming property we operate that utilizes any of the licensed marks in connection with generating the relevant revenue will pay, for each of the first three full fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the "Subsequent Casino Gaming Property Royalty"), subject to a US$20.0 million cap per fiscal year.

Royalty Cap for Each Subsequent Casino Gaming Property

Year	1	2	3
Cap (US$ in millions)	20.0	20.0	20.0

Note: This assumes, for illustrative purposes, that the Casino Gaming properties open on January 1, 2020 and have the right to use the licensed marks until expiration of the initial term.

Further details of the Second Trademark Sub-License Agreement, the caps and these continuing connected transactions are set out in the Prospectus.

Continuing Connected Transactions — Procurement of Equipment and Supplies

On May 12, 2020, the Company entered into an agreement with LVS in respect of the procurement and provision of equipment and supplies by our Group to the LVS Group for a term of two years which commenced on May 12, 2020 and will end on May 11, 2022 (the "Agreement on Procurement of Equipment and Supplies").

Pursuant to the Agreement on Procurement of Equipment and Supplies, our Group shall procure and acquire Equipment and Supplies (as defined therein) upon request from the LVS Group and then sell the Equipment and Supplies to the LVS Group. The amounts payable by the LVS Group under the Agreement on Procurement of Equipment and Supplies are calculated on a cost basis, which means the cost incurred by our Group in providing the relevant Equipment and Supplies to the LVS Group. The

104
ANNUAL REPORT 2020

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

allocation is done on a fair and equitable basis with reference to the actual salary and benefits, employment-related expenses and statutory costs for the relevant employees and the hours worked by them in providing such services attributable to the LVS Group. The annual cap for the transactions under the Agreement on Procurement of Equipment and Supplies for each of the three years ending December 31, 2022 are US$15.5 million, US$12.6 million and US$8.3 million, respectively.

The annual cap for the procurement of Equipment and Supplies services for each of the three years ending December 31, 2022 are determined by the Board after due and careful consideration, having considered the projected procurement volume of Equipment and Supplies from the LVS Group, price quotes from suppliers, and the historical purchase price paid by our Group for similar equipment and supplies.

As one or more of the applicable percentage ratios in respect of the transactions contemplated under the Agreement on Procurement of Equipment and Supplies is more than 0.1% but less than 5%, the Company is required to comply with the reporting, announcement and annual review but is exempt from the Shareholders' approval requirements of Chapter 14A of the Listing Rules in respect of continuing connected transactions.

Summary of Continuing Connected Transactions

The aggregate amount paid by our Group to the LVS Group and/or by the LVS Group to our Group during the years ended December 31, 2019 and 2020 along with the annual caps for the financial year ended December 31, 2020 are set out below:

	Aggregate amount paid for the year ended December 31, 2019 (US$ in million)	Aggregate amount paid for the year ended December 31, 2020 (US$ in million)	Annual Cap for the year ended December 31, 2020 (US$ in million)
Reciprocal Global Procurement Consultancy Services[1]	N/A	N/A	N/A
Reciprocal Transportation and related Logistics Services[1]	N/A	N/A	N/A
Reciprocal Design, Development and Construction Consultancy Services[1]	N/A	N/A	N/A
Reciprocal Administrative and Logistics Services[2]	N/A	N/A	N/A
The First Trademark License Agreement[3]	Nil	Nil	N/A
Joint International Marketing and Retail Leasing, Management and Marketing Services[4]	7.1	3.7	9.3
The Second Trademark Sub-License Agreement	109.5	21.7	159.8
Procurement of Equipment and Supplies[5]	N/A	3.6	15.5

Notes:

(1) Per Rule 14A.76(1) of the Listing Rules, these continuing connected transactions are fully exempt from Shareholders' approval, annual review and all disclosure requirements.

(2) Per Rule 14A.98 of the Listing Rules, these continuing connected transactions are fully exempt from Shareholders' approval, annual review and all disclosure requirements.

(3) Per page 220 of our Prospectus, the First Trademark License is a fully paid-up, royalty free license.

(4) These amounts represent amounts paid for the services provided by the LVS Group to our Group. The services provided by our Group to the LVS Group are fully exempt from Shareholders' approval, annual review and all disclosure requirements under Rule 14A.76(1) of the Listing Rules.

(5) These amounts represent amounts paid for the services provided by our Group to the LVS Group.

105
ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Payments by Our Group That Do Not Constitute Continuing Connected Transactions The Shared Services Agreement also documents certain historical arrangements in which our Group and the LVS Group have coordinated efforts to obtain insurance coverage and information technology products and services from third-party service providers. These arrangements continue after the Listing Date. Such arrangements permit our Group together with the LVS Group to leverage our combined negotiating power for such services or coverage. With respect to insurance coverage, LVS has executed various insurance policies that provide global coverage for its subsidiaries (including coverage for certain members of our Group). We bear that portion of the premiums charged for such insurance coverage that is proportionate to our share of the insurance coverage. In the event of losses suffered by any members of our Group, the indemnification from the insurers under such policies for such losses will be paid to us. With respect to information technology products and services, LVS has entered into various enterprise level agreements in order to meet the combined requirements of its subsidiaries (including the requirements of members of our Group). We bear that portion of the cost for such information technology products and services that is proportionate to our share of the use of such information technology products and services. The above arrangements are not considered continuing connected transactions between our Group and the LVS Group as the LVS Group is not providing our Group with any services or products and vice versa. Auditor’s Letter In accordance with Rule 14A.56 of the Listing Rules, our Board engaged the auditor of our Company to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740” Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued an unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed by the Group above in accordance with Rule 14A.56 of the Listing Rules. Directors” Review The Directors, including the Independent Non-Executive Directors, have reviewed the continuing connected transactions for the year ended December 31, 2020 and are of the opinion they were entered into in the ordinary and usual course of business of the Company on normal commercial terms and according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company’s Shareholders as a whole. Related Party Transactions in the Normal Course of Business Details of the significant related party transactions undertaken in the normal course of business are provided under Note 25 to the Consolidated Financial Statements. With the exception of the connected transactions disclosed herein, none of those related party transactions constitute a disclosable connected transaction as defined under the Listing Rules. The Company has complied with the disclosure requirements set out in Chapter 14A of the Listing Rules relating to related party transactions. 106 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Equity Award Plans The Company maintained the 2009 Equity Award Plan and the 2019 Equity Award Plan (collectively the “Equity Award Plan”) for the purpose of attracting able persons to enter and remain in the employ of our Group. They will also provide a means whereby employees, directors and consultants of our Group can acquire and maintain Share ownership, or be paid incentive compensation measured by reference to the value of Shares, thereby strengthening their commitment to the welfare of our Group and promoting an identity of interest between Shareholders and these persons. Persons who are eligible to participate in the Equity Award Plan (the “Eligible Persons”) are limited to those who have entered into an award agreement with us or who have received written notification from the Remuneration Committee (or a person designated by the Remuneration Committee) that they have been selected to participate in the Equity Award Plan. Eligible Persons include: any individual regularly employed by our Company or any of our subsidiaries, provided, however, no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument related thereto; a director of our Company or any of our subsidiaries; or a consultant or advisor to our Company or any of our subsidiaries. 2009 Equity Award Plan The Company adopted the 2009 Equity Award Plan on November 8, 2009 (amended on February 19, 2016) which expired on November 30, 2019, being the tenth anniversary of November 30, 2009. On and after November 30, 2019, no awards may be granted under the 2009 Equity Award Plan. However, all existing awards granted under the 2009 Equity Award Plan which are unexercised or unvested will remain valid and (where applicable) exercisable in accordance with their respective terms of grant despite the expiry of the 2009 Equity Award Plan. 2019 Equity Award Plan The 2019 Equity Award Plan was approved by the Shareholders at the Company’s annual general meeting held on May 24, 2019, and took effect on December 1, 2019. There is no material difference between the terms of the 2009 Equity Award Plan and the terms of the 2019 Equity Award Plan. Unless otherwise terminated, the 2019 Equity Award Plan will be valid and effective for a period of ten years from December 1, 2019. The 2019 Equity Award Plan is subject to the administration of the Remuneration Committee. The maximum number of Shares that may be issued upon exercise of all share-based awards (including options) under which new Shares will be issued to be granted under the 2019 Equity Award Plan and similar share-based awards under any other award plans of the Company (under which new Shares will be issued pursuant to any grant) must not in aggregate exceed 808,619,139 Shares, representing 10% of the total number of Shares in issue as at May 24, 2019, being the date of Shareholders” approval of the 2019 Equity Award Plan, excluding for this purpose options (or any other share-based awards) that have lapsed in accordance with the terms of the 2019 Equity Award Plan (or any other plans of our Company). As at the date of this Annual Report (i.e. March 12, 2021), the total number of Shares available for issue under the 2019 Equity Award Plan was 808,619,139 Shares, which represented approximately 10% of the issued share capital of the Company on that date. Notwithstanding the foregoing, the Shares that may be issued upon exercise of all outstanding options and other share-based awards granted and yet to be exercised under the 2019 Equity Award Plan and similar share-based awards under any other award plans of the Company at any time shall not exceed 30% of the Shares in issue from time to time. 107 ANNUAL REPORT 2020

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

The total number of Shares issued and which may be issued upon exercise of options or other share-based awards granted and to be granted (including both exercised, cancelled, outstanding options, Shares and other share-based awards which have been granted and accepted) to each Eligible Person, when aggregated with any similar share-based awards under any other plans of the Company granted to that Eligible Person, in any 12-month period prior to (and including) the date of grant shall not exceed 1% of the Shares in issue on the date of grant.

Share Options

No option may vest more than ten years after the date of grant.

The minimum period for which an option must be held before it can be exercised will be specified in the relevant option agreement between our Company and the relevant Eligible Person. Grant of options are accepted by the relevant Eligible Person upon remittance of HK$1.00 to the Company within 28 days.

The exercise price per Share for each option shall be set by the Remuneration Committee at the time of grant but shall not be less than the highest of:

(i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day;
(ii) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant; and
(iii) the nominal value of a Share.

The exercise of any option shall be subject to our Shareholders in general meeting approving any necessary increase in the authorized share capital of our Company.

As at December 31, 2020, 140,932,591 options to purchase Shares had been granted under the 2009 Equity Award Plan of which 42,253,682 options had been exercised and 44,261,109 options had lapsed. No options to purchase Shares had been granted under the 2019 Equity Award Plan during the year ended December 31, 2020.

Details of the grant of options and a summary of movements of the outstanding options during the year under the 2009 Equity Award Plan were as follows:

						Number of options						
Director & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	outstanding as at January 1, 2020	granted during the year	vested during the year	lapsed during the year	exercised during the year	outstanding as at December 31, 2020	Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
Wong Ying Wai	November 2, 2015	4,000,000[2]	28.59	28.15	November 2, 2016–November 1, 2025	4,000,000	—	1,600,000	—	—	4,000,000	—
Other eligible employees	March 31, 2010	16,692,400	11.63	12.10	March 31, 2011–March 30, 2020	138,000	—	—	—	138,000	—	38.10
	September 30, 2010	2,672,500	13.23	14.32	September 30, 2011–September 29, 2020	71,950	—	—	—	71,950	—	32.84
	August 30, 2011	1,584,400	22.48	22.80	August 30, 2012–August 29, 2021	15,825	—	—	—	—	15,825	—
	November 24, 2011	2,108,800	20.23	20.95	November 24, 2012–November 23, 2021	60,400	—	—	—	—	60,400	—
	May 14, 2012	1,787,100	28.14	28.90	May 14, 2013–May 13, 2022	176,575	—	—	—	—	176,575	—
	August 31, 2012	1,538,100	26.82	27.50	August 31, 2013–August 30, 2022	330,100	—	—	—	—	330,100	—

108
ANNUAL REPORT 2020

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

Director & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options: outstanding as at January 1, 2020	granted during the year	vested during the year	lapsed during the year	exercised during the year	outstanding as at December 31, 2020	Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
Other eligible employees	February 15, 2013	1,486,800	36.73	36.50	February 15, 2014–February 14, 2023	742,150	—	—	—	—	742,150	—
	May 16, 2013	1,241,900	40.26	40.45	May 16, 2014–May 15, 2023	396,900	—	—	197,800	—	199,100	—
	February 24, 2014	2,602,300	59.35	58.90	February 24, 2015–February 23, 2024	637,100	—	—	—	—	637,100	—
	March 18, 2014	3,238,800	62.94	62.25	March 18, 2015–March 17, 2024	2,038,500	—	—	599,600	—	1,438,900	—
	May 21, 2014	2,723,800	57.75	57.40	May 21, 2015–May 20, 2024	1,461,000	—	—	809,900	—	651,100	—
	June 18, 2014	857,100	53.64	53.10	June 18, 2015–June 17, 2024	585,300	—	—	—	—	585,300	—
	August 29, 2014	1,063,100	52.33	51.35	August 29, 2015–August 28, 2024	450,500	—	—	—	—	450,500	—
	September 26, 2014	195,000	43.27	41.30	September 26, 2015–September 25, 2024	195,000	—	—	—	—	195,000	—
	December 29, 2014	213,600	38.90	38.50	December 29, 2015–December 28, 2024	53,400	—	—	53,400	—	—	—
	May 5, 2015	795,600	33.15	32.80	May 5, 2016–May 4, 2025	165,000	—	—	—	—	165,000	—
	May 22, 2015	1,300,000	32.35	32.05	May 22, 2016–May 21, 2025	325,000	—	—	—	—	325,000	—
	February 24, 2016	14,484,400	26.97	27.05	February 24, 2017–February 23, 2026	5,172,300	—	2,382,100	18,900	980,200	4,173,200	33.66
	March 23, 2016	2,520,400	31.00	30.35	March 23, 2017–March 22, 2026	1,102,400	—	437,000	60,500	93,400	948,500	33.13
	May 20, 2016	317,600	27.55	27.25	May 20, 2017–May 19, 2026	123,400	—	57,000	—	24,600	98,800	32.75
	September 13, 2016	433,600	34.03	34.45	September 13, 2017–September 12, 2026	295,000	—	69,000	42,000	—	253,000	—
	February 24, 2017	12,929,200	32.15	32.25	February 24, 2018–February 23, 2027	7,762,650	—	2,480,300	750,600	321,000	6,691,050	35.64
	March 23, 2017	2,626,400	35.25	35.05	March 23, 2018–March 22, 2027	1,755,400	—	501,800	289,800	—	1,465,600	—
	May 19, 2017	494,000	34.31	33.80	May 19, 2018–May 18, 2027	384,500	—	99,600	158,100	—	226,400	34.05
	September 13, 2017	889,600	37.90	37.20	September 13, 2018–September 12, 2027	671,200	—	126,700	173,700	—	497,500	—
	February 26, 2018	13,051,200	44.85	44.00	February 26, 2019–February 25, 2028	11,200,200	—	2,784,300	1,576,400	—	9,623,800	—
	March 23, 2018	2,478,000	44.31	43.65	March 23, 2019–March 22, 2028	2,042,000	—	510,500	316,400	—	1,725,600	—
	May 21, 2018	1,035,200	47.95	47.10	May 21, 2019–May 20, 2028	986,800	—	210,700	172,200	—	814,600	—
	September 13, 2018	1,720,800	33.80	31.70	September 13, 2019–September 12, 2028	1,598,300	—	370,400	240,200	15,700	1,342,400	—
	February 25, 2019	12,975,200	39.25	39.00	February 25, 2020–February 24, 2029	12,558,400	—	3,139,600	1,702,400	—	10,856,000	—
	April 23, 2019	2,582,400	43.60	43.05	April 23, 2020–April 22, 2029	2,542,800	—	611,000	284,800	—	2,258,000	—
	May 20, 2019	1,705,600	39.93	38.85	May 20, 2020–May 19, 2029	1,705,600	—	414,600	186,300	—	1,519,300	—
	September 5, 2019	1,791,200	36.45	36.85	September 5, 2020–September 4, 2029	1,791,200	—	421,400	193,600	—	1,597,600	—

109
ANNUAL REPORT 2020

SANDS CHINA LTD.

3. CORPORATE GOVERNANCE REPORT

Director & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options						Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
						outstanding as at January 1, 2020	granted during the year	vested during the year	lapsed during the year	exercised during the year	outstanding as at December 31, 2020	
Consultants	February 24, 2016	335,200	26.97	27.05	February 24, 2017–February 23, 2026	83,800	—	83,800	—	73,000	10,800	32.58
	March 23, 2016	88,800	31.00	30.35	March 23, 2017–March 22, 2026	56,100	—	22,200	10,900	—	45,200	—
	February 24, 2017	335,200	32.15	32.25	February 24, 2018–February 23, 2027	189,200	—	83,800	97,300	48,700	43,200	33.95
	March 23, 2017	89,600	35.25	35.05	March 23, 2018–March 22, 2027	67,400	—	22,400	22,200	—	45,200	—
	February 26, 2018	349,600	44.85	44.00	February 26, 2019–February 25, 2028	349,600	—	87,400	298,000	—	51,600	—
	March 23, 2018	92,400	44.31	43.65	March 23, 2019–March 22, 2028	92,400	—	23,100	44,400	—	48,000	—
	September 13, 2018	145,600	33.80	33.80	September 13, 2019–September 12, 2028	145,600	—	36,400	145,600	—	—	—
	February 25, 2019	156,400	39.25	39.00	February 25, 2020–February 24, 2029	156,400	—	39,100	99,200	—	57,200	—
	April 23, 2019	53,200	43.60	43.05	April 23, 2020–April 22, 2029	53,200	—	13,300	—	—	53,200	—
	September 5, 2019	145,600	36.45	36.45	September 5, 2020–September 4, 2029	145,600	—	36,400	145,600	—	—	—

Notes:

(1) The exercise price per Share of the options is determined at the time of grant of the options and should not be less than the highest of (a) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant of the options, which must be a business day; (b) the average of the official closing price of Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant of the options; and (c) the nominal value of a Share.

(2) Save as disclosed in note (3) below, the proportion of underlying shares in respect of which the above options will vest is as follows:

	Proportion of underlying shares in respect of which the above options will vest is as follows:
Before the first anniversary of the date of grant of the option (the "Offer Anniversary")	None
From the first Offer Anniversary to the date immediately before the second Offer Anniversary	One-quarter
From the second Offer Anniversary to the date immediately before the third Offer Anniversary	Two-quarters
From the third Offer Anniversary to the date immediately before the fourth Offer Anniversary	Three-quarters
From the fourth Offer Anniversary and thereafter	All

(3) Among the 4,000,000 options granted to Dr. Wong Ying Wai on November 2, 2015, 266,666 options vested on November 2, 2016, 533,334 options vested on November 2, 2017, 800,000 options vested on November 2, 2018, 800,000 options vested on November 2, 2019 and 1,600,000 options vested on September 30, 2020.

110

ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings. The Company estimates the fair value of options granted using the Black-Scholes option-pricing model. No options were granted during the year ended December 31, 2020. Restricted Share Units As at December 31, 2020, 3,749,600 restricted share units (under which no new Shares will be issued) had been granted under the Equity Award Plan, of which 244,500 restricted share units had vested and 142,400 restricted share units had lapsed. Save as disclosed herein, no options, restricted share units or any other share-based awards were granted under the Equity Award Plan or any equity award plan of the Group and no options, restricted share units or any other share-based awards were cancelled during the year. Closures of Register of Members The Register of Members of the Company will be closed on the following dates: During and including the book closure period/dates described in the table above, no transfer of Shares will be registered. In order to be eligible to attend and vote at the AGM, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712”1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on the final lodging date mentioned in the table above. Pre-emptive Rights There are no provisions for pre-emptive rights under the Company’s articles of association, or the laws of the Cayman Islands, which would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders. Sufficiency of Public Float Based on information publicly available to the Company and within the knowledge of the Directors at the Latest Practicable Date, the Company has maintained the prescribed public float under the Listing Rules. 111 ANNUAL REPORT 2020

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Corporate Governance The Company’s corporate governance principles and practices are set out in the Corporate Governance Report in section 3 of this Annual Report. Auditor The Consolidated Financial Statements for the year have been audited by Deloitte who retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM. On behalf of the Board Robert Glen Goldstein Chairman of the Board and Chief Executive Officer March 12, 2021 112 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’s REPORT TO THE SHAREHOLDERS OF SANDS CHINA LTD. (incorporated in the Cayman Islands with limited liability) OPINION We have audited the consolidated financial statements of Sands China Ltd. (the “Company”) and its subsidiaries (collectively referred to as “the Group”) set out on pages 117 to 192, which comprise the consolidated balance sheet as at December 31, 2020, and the consolidated income statement and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants” Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. KEY AUDIT MATTER Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. 113 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’s REPORT Key audit matter Valuation of Casino Receivables How our audit addressed the key audit matter As disclosed in notes 3(a), 16(a) and 27(a)(ii) to the consolidated financial statements, the Group has trade receivables of US$120 million at December 31, 2020 which mostly includes credit extended to casino customers and gaming promoters. The Group records an allowance for credit losses based on the amount of expected credit losses. The Group applies expected loss rates to aged account balances, which are grouped based on shared credit risk characteristics and days past due. The expected loss rates are estimated with reference to the historical observed default rates over the expected life of the receivable and are adjusted for forward-looking information. The Group also specifically analyzes the collectability of each account balance that is individually significant, based upon its aging, the customer’s financial condition, the collection history, and any other known information when determining an allowance. Auditing the valuation of the casino receivables involved a high degree of subjectivity in evaluating management’s judgments and estimates related to the collectability of customer and gaming promoter accounts receivable, especially as it relates to the evaluation of the customers” and gaming promoters” ability to repay amounts owed. OTHER INFORMATION Our procedures to assess the reasonableness of the valuation of casino receivables included: Obtaining an understanding and testing the operating effectiveness of controls over granting of casino credit, collection processes and management’s review controls over the assessment of the collectability of casino receivables and appropriateness of the estimated allowance, including the information used by management in those controls; and Developing expectations of current year loss allowance based on repayment history and forward looking information and examining subsequent settlement to assess the reasonableness of the amount of expected credit loss recognized for casino receivables. The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 114 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’s REPORT RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. AUDITOR’s RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. 115 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’s REPORT Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in the independent auditor’s report is Stephen David Smart. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong March 12, 2021 116 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENT Year ended December 31, 2020 2019 Notes US$ in millions, except per share data Net revenues 4 1,687 8,808 Gaming tax (625) (3,421) Employee benefit expenses 5 (1,050) (1,292) Depreciation and amortization 4 (684) (706) Inventories consumed (23) (97) Other expenses, gains and losses 6 (544) (1,017) Operating (loss)/profit (1,239) 2,275 Interest income 11 38 Interest expense, net of amounts capitalized 7 (279) (280) (Loss)/profit before income tax (1,507) 2,033 Income tax expense 8 (16) — (Loss)/profit for the year attributable to equity holders of the Company (1,523) 2,033 (Loss)/earnings per share for (loss)/profit attributable to equity holders of the Company — Basic 9 (US18.82 cents) US25.14 cents — Diluted 9 (US18.82 cents) US25.13 cents The notes on pages 123 to 192 are an integral part of these consolidated financial statements. 117 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME Year ended December 31, 2020 2019 US$ in millions (Loss)/profit for the year attributable to equity holders of the Company (1,523) 2,033 Other comprehensive income Item that will not be reclassified subsequently to profit or loss: Currency translation differences 16 16 Total comprehensive (expense)/income for the year attributable to equity holders of the Company (1,507) 2,049 The notes on pages 123 to 192 are an integral part of these consolidated financial statements. 118 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEET December 31, 2020 2019 Notes US$ in millions ASSETS Non-current assets Investment properties, net 11 543 587 Property and equipment, net 12 8,832 8,361 Intangible assets, net 14 41 48 Other assets, net 32 34 Other receivables and prepayments, net 16 18 23 Total non-current assets 9,466 9,053 Current assets Inventories 15 16 Other assets — 35 Trade and other receivables and prepayments, net 16 190 510 Restricted cash and cash equivalents 16 15 Cash and cash equivalents 17 861 2,471 Total current assets 1,082 3,047 Total assets 10,548 12,100 119 ANNUAL REPORT 2020

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEET December 31, 2020 2019 Notes US$ in millions EQUITY Capital and reserves attributable to equity holders of the Company Share capital 18 81 81 Reserves 19 1,848 4,365 Total equity 1,929 4,446 LIABILITIES Non-current liabilities Trade and other payables 20 105 122 Borrowings 21 7,044 5,589 Deferred income tax liabilities 15 56 45 Total non-current liabilities 7,205 5,756 Current liabilities Trade and other payables 20 1,388 1,874 Current income tax liabilities 5 5 Borrowings 21 21 19 Total current liabilities 1,414 1,898 Total liabilities 8,619 7,654 Total equity and liabilities 10,548 12,100 Net current (liabilities)/assets (332) 1,149 Total assets less current liabilities 9,134 10,202 Approved by the Board of Directors on March 12, 2021 and signed on behalf of the Board by Robert Glen Goldstein Wong Ying Wai Chairman of the Board and Chief Executive Officer President Director Director The notes on pages 123 to 192 are an integral part of these consolidated financial statements. 120 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.2 FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Capital reserve (Note 19(a))	Share premium	Statutory reserve (Note 19(b))	Share-based compensation reserves	Currency translation reserve	Retained earnings	Total
				US$ in millions				
Balance at January 1, 2019	81	87	1,457	6	92	(28)	2,714	4,409
Profit for the year	—	—	—	—	—	—	2,033	2,033
Other comprehensive income for the year	—	—	—	—	—	16	—	16
Total comprehensive income	—	—	—	—	—	16	2,033	2,049
Exercise of share options	—	—	28	—	—	—	—	28
Transfer to share premium upon exercise of share options	—	—	6	—	(6)	—	—	—
Forfeiture of share options	—	—	—	—	(3)	—	3	—
Share-based compensation of the Company	—	—	—	—	14	—	—	14
Dividends to equity holders of the Company (Note 10)	—	—	—	—	—	—	(2,054)	(2,054)
Balance at December 31, 2019	**81**	**87**	**1,491**	**6**	**97**	**(12)**	**2,696**	**4,446**
Loss for the year	**—**	**—**	**—**	**—**	**—**	**—**	**(1,523)**	**(1,523)**
Other comprehensive income for the year	**—**	**—**	**—**	**—**	**—**	**16**	**—**	**16**
Total comprehensive income/(expense)	**—**	**—**	**—**	**—**	**—**	**16**	**(1,523)**	**(1,507)**
Exercise of share options	**—**	**—**	**6**	**—**	**—**	**—**	**—**	**6**
Transfer to share premium upon exercise of share options	**—**	**—**	**1**	**—**	**(1)**	**—**	**—**	**—**
Forfeiture of share options	**—**	**—**	**—**	**—**	**(8)**	**—**	**8**	**—**
Share-based compensation of the Company	**—**	**—**	**—**	**—**	**9**	**—**	**—**	**9**
Dividends to equity holders of the Company (Note 10)	**—**	**—**	**—**	**—**	**—**	**—**	**(1,025)**	**(1,025)**
Balance at December 31, 2020	**81**	**87**	**1,498**	**6**	**97**	**4**	**156**	**1,929**

The notes on pages 123 to 192 are an integral part of these consolidated financial statements.

121

ANNUAL REPORT 2020

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF CASH FLOWS Year ended December 31, 2020 2019 Notes US$ in millions Cash flows from operating activities Cash (used in)/generated from operations 23 (811) 2,818 Income tax paid (5) (6) Net cash (used in)/generated from operating activities (816) 2,812 Cash flows from investing activities Increase in restricted cash and cash equivalents — (2) Purchases of property and equipment (1,019) (720) Additions to investment properties (8) (16) Purchases of intangible assets (11) (18) Proceeds from disposal of property and equipment and investment properties 1 1 Interest received 13 40 Net cash used in investing activities (1,024) (715) Cash flows from financing activities Proceeds from exercise of share options 6 28 Proceeds from Senior Notes 21 1,496 — Proceeds from bank loans 21 403 — Repayments of bank loans 21 (404) — Dividends paid 21 (1,030) (2,051) Repayments of lease liabilities 21 (11) (13) Payments for deferred financing costs 21 (20) (2) Interest paid 21 (209) (274) Net cash from/(used in) financing activities 231 (2,312) Net decrease in cash and cash equivalents (1,609) (215) Cash and cash equivalents at beginning of year 2,471 2,676 Effect of exchange rate on cash and cash equivalents (1) 10 Cash and cash equivalents at end of year 17 861 2,471 The notes on pages 123 to 192 are an integral part of these consolidated financial statements. 122 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS GENERAL INFORMATION Principal activities The Group is principally engaged in the operation of casino games of chance or games of other forms and the development and operation of destination properties and other ancillary services in Macao. The Group’s immediate holding company is Venetian Venture Development Intermediate II. Las Vegas Sands Corp. (“LVS”), a company incorporated in Nevada, U.S.A., indirectly holds 69.93% ownership interest in the Group as at December 31, 2020, and is the Group’s ultimate holding company. The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. The address of the Company’s registered office in the Cayman Islands is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The Company’s principal place of business in Hong Kong is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. The Group owns and operates The Venetian Macao Resort Hotel (“The Venetian Macao”), The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao, and Sands Macao. The Group’s properties collectively feature some of the world’s largest casinos, luxury suites and hotel rooms, different restaurants and food outlets, spas and theaters for live performances, as well as other integrated resort amenities. During 2020, the Group had accomplishments in furthering several strategic objectives. The Group continued progress on the key development projects in Macao for the conversion of Sands Cotai Central into The Londoner Macao and opened The Grand Suites at Four Seasons in October 2020, featuring gaming spaces and 289 luxury suites. Construction of The Londoner Court is now complete and the Group expects it to open in 2021. The Londoner Macao project is being delivered in phases, which started in 2020 and will continue throughout 2021. The Company’s shares were listed on the Main Board of the Stock Exchange on November 30, 2009. The consolidated financial statements are presented in millions of United States dollars (“US$ in millions”), unless otherwise stated. The consolidated financial statements were approved for issue by the Board of Directors on March 12, 2021. COVID-19 Pandemic In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus was identified and the disease has since spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). As a result, people across the globe were advised to avoid non-essential travel. Steps were also taken by various countries, to restrict inbound international travel and implement closures of non-essential operations, including our integrated resorts for certain periods in 2020 to contain the spread of the virus. Visitation to Macao decreased substantially throughout 2020 as a result of various government policies limiting travel. Travel restrictions and quarantine requirements in Macao have varied in response to changes in circumstances in other countries. Currently, other than people from low risk cities in China able to enter Macao quarantine free subject to them holding the appropriate travel documents, a negative COVID-19 test result and a green health-code, a complete ban on entry, or a need to undergo enhanced quarantine requirements depending on the person’s residency and their recent travel history, remains in place. 123 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS GENERAL INFORMATION (CONTINUED) COVID-19 Pandemic (continued) The China Individual Visit Scheme (“China IVS”) and tour group visas recommenced for certain regions from August 12, 2020, and were extended to all of mainland China effective September 23, 2020. Following suspension of all gaming operations on February 5, 2020 by the Macao government, the Company’s Macao casino operations resumed on February 20, 2020, except for operations at The Londoner Macao (formerly Sands Cotai Central), which resumed on February 27, 2020. From February 20, 2020, various health safeguards were implemented by the Macao government, such as mandatory mask protection, limitation on the number of seats per table game, slot machine spacing, temperature checks, as well as a requirement to present a negative COVID-19 test certificate prior to entering casinos. On March 3, 2021, the negative COVID-19 test requirement to enter casinos was lifted. Management is currently unable to determine when the remaining measures will be eased or cease to be necessary. Some of the Company’s Macao hotel facilities were also closed during the casino suspension in response to the drop in visitation and, with the exception of the Conrad Hotel, which reopened on June 13, 2020, these hotels were gradually reopened from February 20, 2020. In support of the Macao government’s initiatives to fight the COVID-19 Pandemic, the Company provided one tower (approximately 2,000 hotel rooms) at the Sheraton Grand Macao to the Macao government to house individuals who returned to Macao for quarantine purposes. This tower has been utilized for quarantine purposes on several occasions including from March 28 to April 30, 2020; from June 7 to August 14, 2020; from December 20, 2020 to February 6, 2021; and from February 19, 2021 to a current estimated end date of April 18, 2021. Operating hours at restaurants across the Company’s properties are continuously being adjusted in line with movements in guest visitation. The majority of retail outlets in the Company’s various shopping malls are open with reduced operating hours. The timing and manner in which these areas will return to full operation are currently unknown. The Hong Kong government temporarily closed the Hong Kong China Ferry Terminal in Kowloon on January 30, 2020, and the Hong Kong Macau Ferry Terminal in Hong Kong on February 4, 2020. In response, the Company suspended its Macao ferry operations between Macao and Hong Kong. The timing and manner in which the Company’s normal ferry operations will be able to resume are currently unknown. The Company’s operations have been significantly impacted by the lack of visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased 83.0% for 2020, as compared to 2019. The Macao government also announced gross gaming revenue decreased by 79.3% for 2020, as compared to 2019. The disruptions arising from the COVID-19 Pandemic had a significant adverse impact on the Company’s financial condition, operations and cash flows during the year ended December 31, 2020. The duration and intensity of this global health emergency and related disruptions are uncertain. Given the dynamic nature of these circumstances, the impact on the Company’s consolidated results of operations, cash flows and financial condition may continue to be material in the future, but cannot be reasonably estimated at this time as it is unknown when the COVID-19 Pandemic will end, when or how quickly the current travel and operational restrictions will be modified or ceased to be necessary and the resulting impact on the Company’s business and the willingness of tourism customers to spend on travel and entertainment and business customers to spend on MICE. 124 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS GENERAL INFORMATION (CONTINUED) COVID-19 Pandemic (continued) While each of the Company’s properties are currently open and operating at reduced levels due to lower visitation and the implementation of required safety measures, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Company cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Company’s current operations. The Company has a strong balance sheet and sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$861 million and access to US$2.02 billion of available borrowing capacity from the 2018 SCL Revolving Facility as at December 31, 2020. On January 25, 2021, the Company entered into an agreement with lenders to increase the commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion. Based on the current forecasts, the Company believes it is able to support continuing operations, complete the major construction projects that are underway and respond to the current COVID-19 Pandemic challenges. The Company has taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow of non-essential items. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. (a) Basis of preparation The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities for cash-settled share-based payment transactions and derivative financial instruments that are measured at fair value. (b) Changes in accounting policies and disclosures During the year, there have been a number of new amendments to standards in IFRSs that are effective, which the Group has adopted at their respective effective dates. The adoption of these new amendments to standards had no material impact on the results of operations and financial position of the Group. The Group has not early adopted the new or amendments to standards that have been issued, but are not effective for the year ended December 31, 2020. The Group has commenced the assessment of the impact of the new or amendments to standards to the Group, but is not yet in a position to state whether their adoption would have a significant impact on the results of operations and financial position of the Group. 125 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Subsidiaries Consolidation The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. The Group reassesses whether or not it controls an investee if facts and circumstances indicate there are changes to one or more of the three elements of control listed above. Intra-group transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Profit and losses resulting from inter-company transactions are also eliminated. The particulars of the Group’s principal subsidiaries as at December 31, 2020 are set out in Note 29. (d) Foreign currency translation Items included in the financial statements of each of the Group’s companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is Macao patacas (“MOP”). The consolidated financial statements are presented in US$, which is the presentation currency of LVS. Companies within the Group that have a functional currency different from the presentation currency translate their results of operations and financial position into the presentation currency based on the following: Assets and liabilities are translated at the closing rate at balance sheet date; Income and expenses are translated at average exchange rates during the year; and Translation adjustments arising from this process are recognized in other comprehensive income/(loss) (currency translation differences) and will not be reclassified subsequently to profit or loss. Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in “other expenses, gains and losses”. (e) Investment properties Investment properties, principally comprising buildings and building improvements, are held for long-term rental yields or capital appreciation or both, and are not occupied by the Group. Investment properties currently being constructed or developed are classified as investment properties and stated at cost, less accumulated impairment losses, if any. Investment properties are initially measured at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses, if any. Investment properties are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives of 3 to 50 years. The residual values and useful lives of investment properties are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision are included in the consolidated income statement when the changes arise. 126 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (f) Property and equipment Property and equipment, except construction-in-progress, are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Leasehold interests in land are classified as leases and commence amortization from the time when the land interest becomes available for its intended use. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, as follows: Leasehold interests in land classified as leases 50 years Leasehold improvements Shorter of lease term or 3 years Land improvements, buildings and building improvements 10–50 years Leased buildings and equipment Lease term Ferries 20 years Furniture, fittings and equipment 3–20 years Vehicles 5–6 years The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations, such as contractual life, and are periodically reviewed. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Company uses certain assets requiring a change in the estimated useful lives of such assets. Maintenance and repairs that neither materially add to the value of the asset nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the consolidated statements of operations. Construction-in-progress represents property and equipment under construction and is stated at cost, less accumulated impairment losses, if any. This includes the direct costs of purchase, construction and capitalized borrowing costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for their intended use, at which time they are transferred to the relevant asset category. The assets” residual values and useful lives are reviewed, and adjusted if applicable, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other expenses, gains and losses” in the consolidated income statement. (g) Intangible assets Computer software Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis over their estimated useful lives of 4 years. 127 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (h) Impairment of non-financial assets Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units or “CGU”). (i) Financial assets Classification and subsequent measurement of financial assets Financial assets that meet the following conditions are subsequently measured at amortized cost: the financial asset is held within a business model whose objective is to collect contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income: the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are subsequently measured at fair value through profit or loss. The Group’s financial assets primarily consist of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial. Impairment of financial assets The Group recognizes a loss allowance for expected credit losses (“ECL”) on trade and other receivables which are subject to impairment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition. 128 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Financial assets (continued) Impairment of financial assets (continued) Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. Definition of default For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group). Credit-impaired financial assets A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence of a financial asset that is credit-impaired includes observable data about the following events: Significant financial difficulty of the issuer or the borrower; A breach of contract, such as a default or past due event; The Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession the lender would not otherwise consider; It becomes probable the borrower will enter bankruptcy or other financial reorganization; or Observable data indicating there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including: adverse changes in the payment status of borrowers in the portfolio; or national or local economic conditions that correlate with defaults on the assets in the portfolio. Write-off policy The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss. 129 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Financial assets (continued) Impairment of financial assets (continued) Measurement and recognition of ECL The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Generally, the ECL is the difference between all contractual cash flows due to the Group in accordance with the contract and the cash flows the Group expects to receive. Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped based on shared credit risk characteristics and days past due. The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics. The Group recognizes an impairment gain or loss in profit or loss for trade and other receivables by adjusting their carrying amount through a loss allowance account. Derecognition of financial assets The Group derecognizes a financial asset when the consideration was received. On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. (j) Cash and cash equivalents Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. Restricted cash and cash equivalents are excluded from cash and cash equivalents in the consolidated statement of cash flows. Restricted cash and cash equivalents represent sinking funds set aside to cover the cost of capital expenses, including repairs, renovations, replacements and maintenance of a substantial but infrequent or irregular nature of the Group’s shopping malls. (k) Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as a deduction, net of tax, from the proceeds. (l) Financial liabilities The Group’s financial liabilities consists of primarily borrowings and trade and other payables, are initially measured at fair value and subsequently measured at amortized cost, using the effective interest method. 130 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Financial liabilities (continued) Derecognition/substantial modification of financial liabilities The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. When the contractual terms of financial liability are modified such that the revised terms would result in a substantial modification from the original terms, after taking into account all relevant facts and circumstances including qualitative factors, such modification is accounted for as derecognition of the original financial liability and the recognition of new financial liability. The difference between the carrying amount of the financial liability derecognized and the fair value of consideration paid or payable, including any liabilities assumed and derivative components, is recognized in profit or loss. Non-substantial modifications of financial liabilities For non-substantial modifications of financial liabilities that do not result in derecognition, the carrying amount of the relevant financial liabilities will be calculated at the present value of the modified contractual cash flows discounted at the financial liabilities” original effective interest rate. Transaction costs or fees incurred are adjusted to the carrying amount of the modified financial liabilities and are amortized over the remaining term. Any adjustment to the carrying amount of the financial liability is recognized in profit or loss at the date of modification. (m) Trade payables Trade payables are obligations to pay for goods or services acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. (n) Borrowings and financing costs Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent it is probable some or all of the facilities will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence it is probable some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. Financing costs incurred for the construction of any qualifying asset which takes a substantial period of time to get ready for its intended use, less any investment income on the temporary investment of related borrowings, are capitalized during the period that is required to complete and prepare the asset for its intended use. Other financing costs, net of interest income, are expensed. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. 131 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Current and deferred income tax and gaming tax Income tax Income tax expense is comprised of current and deferred tax. (i) Current income tax Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which the applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. (ii) Deferred income tax Deferred income tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent it is probable future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided for temporary differences arising from investments in subsidiaries, except when the timing of the reversal of the temporary difference can be controlled by the Group and it is probable the temporary difference will not reverse in the foreseeable future. (iii) Offsetting Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Gaming tax According to the gaming Subconcession granted by the Macao government and the relevant legislation, the Group is required to pay 35% gaming tax on gross gaming revenues, which represents net wins from casino operations. The Group is also required to pay an additional 4% of gross gaming revenues as public development and social related contributions. On a monthly basis, the Group also makes certain variable and fixed payments to the Macao government based on the number of slot machines and table games in its possession. These expenses are reported as “Gaming tax” in the consolidated income statement. 132 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Employee benefits (i) Pension obligations The Group operates the Private Provident Fund Scheme and Non-Mandatory Central Provident Fund Scheme (collectively, the “Schemes”) through its subsidiaries in Macao. The Schemes are managed by a fund management entity and are defined contribution plans. The Group has no further payment obligations once the contributions have been paid to the Schemes managed by a fund management entity. The contributions are recognized as employee benefit expenses when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to the contributions being fully vested. Prepaid contributions are recognized as an asset to the extent a cash refund or a reduction in the future payments is available. Share-based compensation Equity-settled share-based payment transactions Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized over the employee’s requisite service period (generally the vesting period of the equity grant). When the options of the 2009 Equity Award Plan and 2019 Equity Award Plan are exercised, the Company issues new shares. The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs. At the time when the options are exercised, the amount previously recognized in share-based compensation reserve will be transferred to share premium. When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings. The Group recognizes the impact of revisions to the original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity. Share-based compensation expense arising from the granting of share options by LVS to the employees of the Group, to the extent of services rendered to the Group, is deemed to have been allocated to the Group as an expense with the corresponding increase in the share-based compensation reserves under equity. Cash-settled share-based payment transactions of the Company For cash-settled share-based payments, a financial liability is recognized for the employee services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year. (iii) Annual leave and other paid leave Employee entitlement to annual leave is recognized when it accrues to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees during the year. Employee entitlements to maternity leave and sick leave are not recognized until the time of leave. Unused compensation leave earned by employee is accrued. 133 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Employee benefits (continued) (iv) Termination benefits Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of when the Group can no longer withdraw the offer of the termination benefits and when it recognizes any related restructuring costs. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the balance sheet date are discounted to their present value. (v) Bonus plans The Group recognizes a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation. (q) Contingent liabilities A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably. A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so the outflow is probable, it will then be recognized as a provision. (r) Revenue recognition Revenue from contracts with customers primarily consists of casino wagers, room sales, food and beverage transactions, convention sales and entertainment and ferry ticket sales. These contracts can be written, oral or implied by customary business practices. Gross casino revenue is the aggregate of gaming wins and losses. The commissions rebated to junket operators and premium players for rolling play, cash discounts and other cash incentives to patrons related to gaming play are recorded as a reduction to gross casino revenue. Gaming contracts include a performance obligation to honor the patron’s wager and typically include a performance obligation to provide a product or service to the patron on a complimentary basis to incentivize gaming or in exchange for points earned under the Group’s loyalty programs. For wagering contracts that include complimentary products and services provided by the Group to incentivize gaming, the Group allocates the relative stand-alone selling price of each product and service to the respective revenue type. Complimentary products or services provided under the Group’s control and discretion, which are supplied by third parties, are recorded as an operating expense. 134 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (r) Revenue recognition (continued) For wagering contracts that include products and services provided to a patron in exchange for points earned under the Group’s loyalty programs, the Group allocates the estimated fair value of the points earned to the loyalty program liability. The loyalty program liability is a deferral of revenue until redemption occurs. Upon redemption of loyalty program points for Group-owned products and services, the stand-alone selling price of each product or service is allocated to the respective revenue type. For redemptions of points with third parties, the redemption amount is deducted from the loyalty program liability and paid directly to the third party. Any discounts received by the Group from the third party in connection with this transaction are recorded to other revenue. After allocation to the other revenue types for products and services provided to patrons as part of a wagering contract, the residual amount is recorded to casino revenue as soon as the wager is settled. As all wagers have similar characteristics, the Group accounts for its gaming contracts collectively on a portfolio basis versus an individual basis. Hotel revenue recognition criteria are met at the time of occupancy. Food and beverage revenue recognition criteria are met at the time of service. Convention revenues are recognized when the related service is rendered or the event is held. Deposits for future hotel occupancy, convention space or food and beverage services contracts are recorded as deferred revenue until the revenue recognition criteria are met. Cancellation fees for convention contracts are recognized upon cancellation by the customer and are included in other revenues. Ferry and entertainment revenue recognition criteria are met at the completion of the ferry trip or event, respectively. Revenue from contracts with a combination of these services is allocated pro rata based on each service’s relative stand-alone selling price. The Group’s accounting policy for recognition of revenue from operating leases is described in the accounting policy for leases/right-of-use below. (s) Pre-opening expenses Pre-opening expenses represent personnel and other costs incurred prior to the opening of new properties and are expensed as incurred. (t) Leases/right-of-use As the lessee for leases The Group leases various land, real estate, vehicles, and equipment. The Group determines if a contract is or contains a lease at the inception or modification of a contract. A contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. 135 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Leases/right-of-use (continued) As the lessee for leases (continued) The Group’s lease arrangements have lease and non-lease components. The Group applies the practical expedient to account for the lease components and any associated non-lease components as a single lease component for all classes of underlying assets. The Group applies the recognition exemption for leases with an expected term of 12 months or less and leases of low-value assets. These leases are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term. The lease liability is initially measured at the present value of fixed lease payments over the expected lease term at commencement date. As the implicit rate is not determinable in most of the Group’s leases, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease terms include options to extend the lease when it is reasonably certain the Group will exercise such extension option or to terminate the lease when it is reasonably certain the Group will not exercise such termination option. Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is initially measured at cost comprising the amount of the initial measurement of lease liability with adjustments, if any, at commencement date, any lease payments made at or before the commencement date less any lease incentives received, any initial indirect costs, and restoration costs. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. It is subsequently measured at cost less accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liabilities. In the consolidated balance sheet, the Group presents right-of-use assets that do not meet the definition of “investment property” in “property and equipment” and lease liabilities are presented within “borrowings.” Right-of-use assets that meet the definition of “investment property” are presented within “investment properties”. Right-of-use assets are included within the same category under “property and equipment,” which the corresponding underlying assets would be presented if they were owned. In the consolidated statement of cash flows, lease payments and any associated interest paid are presented under cash flows from financing activities except for leases with an expected term of 12 months or less and leases of low-value assets which are presented under cash flows from operating activities. 136 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Leases/right-of-use (continued) As the lessor/grantor for leases/right-of-use The Group leases space at several of its integrated resorts to various third parties as part of its mall operations, as well as retail and office space. Leases for which the Group is a lessor are classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. Leases, in which the Group is the lessor, are substantially all accounted for as operating leases and the lease components and non-lease components are accounted for separately. When assets are leased/granted out under an agreement for the right-of-use, the asset is included in the consolidated balance sheet based on the nature of the asset. Lease rental/income from right-of-use (net of any incentives given to tenants or to retailers) is recognized over the terms of the lease/right-of-use on a straight-line basis. Turnover fees arising under operating leases/right-of-use are recognized as income in the period in which they are earned. When the legal system in which the Group operates contains a legal provision governing the change in circumstances which adversely impacts the performance of the lessee or the lessor due to a force majeure event, or a lease contract contains a specific clause that provides for rent reduction or suspension of rent in the event that the underlying assets (or any part thereof) are affected by adverse events beyond the control of the Group and the lessee so as to render the underlying assets unfit or not available for use, the relevant rent reduction or suspension of rent resulting from the relevant legal provision or the specific clause is accounted for as part of the original lease and not as a lease modification. The Group recognizes such rent reduction or suspension of rent in profit or loss in the period in which the event or condition that triggers those payments to occur. (u) Provisions Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of management’s best estimate of the expenditure to be required to settle the present obligation at the reporting date. The pre-tax discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense. 137 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of potentially causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. (a) Provision of expected credit loss for trade receivables The Group applies the IFRS 9 simplified approach to measure expected credit losses, using a lifetime expected loss allowance for all trade and other receivables. The Group determines the allowance based on specific customer information, historical write-off experience, current industry and economic data, which include the impact of the COVID-19 Pandemic, and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. A provision of expected credit loss for trade receivables is recorded when the Group believes it is probable the recoverable amount of the receivables will be less than their carrying amounts. Account balances are written off against the allowance when the Group considers the receivables to be uncollectible. During the year ended December 31, 2020, there has been a delay in payments on casino receivables due to the inability of patrons to travel to the Group’s properties or to accomplish financial transactions due to the travel restrictions caused by the COVID-19 Pandemic. The collection of casino receivables has also been impacted by liquidity issues faced by certain patrons stemming from the COVID-19 Pandemic. The Group has increased the provision for expected credit losses accordingly to account for the expected credit losses due to the COVID-19 Pandemic. Although the Group believes the provision on the casino receivables is adequate as at December 31, 2020, it is possible the provisions could increase if there are further delays experienced on payments from patrons. Management believes there are no concentrations of credit risk for which an allowance has not been established. Although management believes the allowance is adequate, it is possible the estimated amount of cash collections with respect to trade receivables could change. (b) Useful lives of investment properties and property and equipment The Group depreciates investment properties and property and equipment on a straight-line basis over their estimated useful lives with no residual value assumed. The estimated useful lives are based on the nature of the assets, as well as current operating strategy and legal considerations, such as contractual life. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Group uses certain assets and could have an impact on the estimated useful lives of such assets. (c) Impairment of non-financial assets The Group follows the guidance of International Accounting Standard (“IAS”) 36 Impairment of Assets to determine when assets are impaired, which requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the recoverable amount of assets is less than their carrying balance, including factors such as the industry performance and changes in operational and financing cash flows. When required, the recoverable amount of the CGU would be determined based on value-in-use calculations. These calculations require the use of estimates, including operating results, income and expenses of the business, long-term growth rates, macro-economic factors, regulatory environments, future returns and discount rate. 138 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED) (c) Impairment of non-financial assets (continued) Changes in the key assumptions on which the recoverable amount of the assets is based could significantly affect the Group’s financial position and results of operations. During the year ended December 31, 2020, due to the substantial reduction in the cash flows generated from the Group’s operating properties and the ongoing travel restrictions due to the COVID-19 Pandemic, the Group determined a triggering event occurred in 2020 and an impairment assessment was warranted for the CGUs within the Group. Fixed assets in the operating properties of the Group were tested for recoverability as at December 31, 2020, resulting in no impairment as the estimated discounted future cash flows exceeded their carrying values. The Group has made reasonable estimates and judgements in performing the analysis in light of the uncertainties surrounding the COVID-19 Pandemic; however, should the effects of the COVID-19 persist for a prolonged duration and projected operating results further decline in future periods, the Group could be required to recognize an impairment loss. During the year ended December 31, 2019, the Group’s ferry operations experienced a decline in passenger volume primarily due to the opening of the Hong Kong-Zhuhai-Macau Bridge, which opened in October 2018. The continuing decline in passenger volume resulted in the Group taking two ferries out of service and implementing other cost cutting measures to maintain the overall efficiency of the ferry operations. The Group determined the projected discounted cash flows were not anticipated to recover the ferry assets” carrying value. An impairment charge of US$65 million was recorded for the excess of the carrying value over the recoverable value of US$51 million, which was determined to be the fair value less cost of disposal of the ferries in the ferry operations. The estimated fair value of the ferries was determined using level 3 inputs based on recent offers received for the two ferries currently not in service. (d) Litigation provisions The Group is subject to various claims and legal actions. The accruals for these claims and legal actions are estimated in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Based on consultations with legal counsel, management estimated no significant loss would be incurred beyond the amounts provided. Actual results could differ from these estimates. 4. SEGMENT INFORMATION Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective. The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group also reviews construction and development activities for each of its primary projects currently under development, in addition to its reportable segments noted above, which include the renovation, expansion and rebranding of Sands Cotai Central to The Londoner Macao and The Londoner Court. The Group has included Ferry and other operations (comprised primarily of the Group’s ferry operations and various other operations that are ancillary to its properties) to reconcile to consolidated results of operations and financial condition. 139 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENT INFORMATION (CONTINUED)

The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group's mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of ferry tickets for transportation between Hong Kong and Macao.

Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall[(ii),(iii)]	Food and beverage	Convention, ferry, retail and other	Net revenues
			US$ in millions			
Year ended December 31, 2020						
The Venetian Macao	**531**	**46**	**126**	**14**	**21**	**738**
The Londoner Macao	**192**	**42**	**38**	**17**	**8**	**297**
The Parisian Macao	**180**	**33**	**27**	**14**	**5**	**259**
The Plaza Macao	**159**	**17**	**79**	**9**	**1**	**265**
Sands Macao	**107**	**6**	**1**	**5**	**1**	**120**
Ferry and other operations	**—**	**—**	**—**	**—**	**21**	**21**
Inter-segment revenues[(i)]	**—**	**—**	**(2)**	**—**	**(11)**	**(13)**
	1,169	**144**	**269**	**59**	**46**	**1,687**
Year ended December 31, 2019						
The Venetian Macao	2,875	222	254	73	86	3,510
The Londoner Macao	1,541	320	71	97	23	2,052
The Parisian Macao	1,376	130	53	70	21	1,650
The Plaza Macao	650	41	151	31	4	877
Sands Macao	576	18	3	27	4	628
Ferry and other operations	—	—	—	—	106	106
Inter-segment revenues[(i)]	—	—	(1)	—	(14)	(15)
	7,018	731	531	298	230	8,808

(i) Inter-segment revenues are charged at prevailing market rates.

(ii) Of this amount, US$199 million and US$70 million (2019: US$456 million and US$75 million) are related to income from right-of-use and management fee and other, respectively. Income from right-of-use is recognized in accordance with IFRS 16 *Leases* and all other revenues are recognized in accordance with IFRS 15 *Revenue from contracts with customers*.

(iii) For the year ended December 31, 2020, rent concessions of US$215 million were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

140

ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. SEGMENT INFORMATION (CONTINUED)

The following is a reconciliation of adjusted property EBITDA to (loss)/profit for the year attributable to equity holders of the Company:

	Notes	Year ended December 31, 2020	2019
		US$ in millions	
Adjusted property EBITDA (Unaudited)[i]			
The Venetian Macao		**(53)**	1,407
The Londoner Macao		**(184)**	726
The Parisian Macao		**(131)**	544
The Plaza Macao		**33**	345
Sands Macao		**(76)**	175
Ferry and other operations		**(17)**	(4)
Total adjusted property EBITDA		**(428)**	3,193
Share-based compensation, net of amount capitalized[ii]		**(15)**	(14)
Corporate expense[iii]	4(a)	**(45)**	(129)
Pre-opening expense	4(b)	**(11)**	(23)
Depreciation and amortization		**(684)**	(706)
Net foreign exchange gains	6	**17**	35
Impairment loss on property and equipment	3(c)	**—**	(65)
Loss on disposal of property and equipment and investment properties	6	**(73)**	(16)
Operating (loss)/profit		**(1,239)**	2,275
Interest income		**11**	38
Interest expense, net of amounts capitalized		**(279)**	(280)
(Loss)/profit before income tax		**(1,507)**	2,033
Income tax expense		**(16)**	—
(Loss)/profit for the year attributable to equity holders of the Company		**(1,523)**	2,033

(i) Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

(ii) The amount comprises of US$9 million equity-settled share-based payment expense, net of amounts capitalized and US$6 million cash-settled share-based payment expense, net of amounts capitalized (2019: US$13 million and US$1 million).

(iii) The amount excludes share-based payment expense of US$2 million (2019: nil).

141
ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SEGMENT INFORMATION (CONTINUED) (a) Corporate expense Year ended December 31, 2020 2019 Notes US$ in millions Royalty fees 25(a)(v) 22 110 Management fees 4 5 Employee benefit expenses 10 7 Other support services 3 4 Other expenses 6 3 45 129 (b) Pre-opening expense Year ended December 31, 2020 2019 US$ in millions Employee benefit expenses 4 9 Advertising and promotions 2 9 Contract labor and services 2 3 Utilities and operating supplies 2 — Other support services — 1 Other expenses 1 1 11 23 142 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SEGMENT INFORMATION (CONTINUED) Year ended December 31, 2020 2019 US$ in millions Depreciation and amortization The Venetian Macao 181 159 The Londoner Macao 230 299 The Parisian Macao 163 161 The Plaza Macao 71 40 Sands Macao 27 27 Ferry and other operations 12 20 684 706 Year ended December 31, 2020 2019 US$ in millions Capital expenditures The Venetian Macao 140 131 The Londoner Macao 721 276 The Parisian Macao 11 32 The Plaza Macao 156 296 Sands Macao 8 16 Ferry and other operations 2 3 1,038 754 December 31, 2020 2019 US$ in millions Total assets The Venetian Macao 2,438 3,236 The Londoner Macao 4,324 4,531 The Parisian Macao 2,138 2,372 The Plaza Macao 1,219 1,255 Sands Macao 319 323 Ferry and other operations 110 383 10,548 12,100 Almost all of the non-current assets of the Group are located in Macao. 143 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	Year ended December 31, 2020	2019
	US$ in millions	
Wages, salaries, bonus and termination costs	**919**	1,145
Staff meals	**46**	57
Pension costs — defined contribution plan	**35**	40
Share-based compensation, net of amount capitalized[i]	**15**	14
Other employee benefit expenses	**35**	36
	1,050	1,292

(i) Share-based compensation of US$1 million was capitalized during the year ended December 31, 2020 (2019: US$1 million). For further information related to the Company's equity award plan and LVS' equity award plan, see Note 26 to the consolidated financial statements.

(a) Pension costs — defined contribution plan

Contributions totaling US$6 million (2019: US$8 million) remained payable to the provident fund as at December 31, 2020. Forfeited contributions totaling US$4 million (2019: US$4 million) were utilized during the year leaving US$1 million (2019: US$1 million) available at year end to reduce future contributions.

(b) Directors' emoluments

	Fees	Salaries	Discretionary bonuses[i]	Pension costs	Estimated monetary value of other benefits[ii]	Total
			US$ in thousands			
Year ended December 31, 2020						
Executive Directors						
Sheldon Gary Adelson[iii]	—	—	—	—	—	—
Wong Ying Wai	—	2,724	—	136	2,832	5,692
Non-Executive Directors						
Robert Glen Goldstein[iv]	—	—	—	—	—	—
Charles Daniel Forman	200	—	—	—	—	200
Independent Non-Executive Directors						
Chiang Yun	200	—	—	—	—	200
Victor Patrick Hoog Antink	230	—	—	—	—	230
Steven Zygmunt Strasser	230	—	—	—	—	230
Kenneth Patrick Chung	200	—	—	—	—	200
	1,060	2,724	—	136	2,832	6,752

144

ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (CONTINUED)

(b) Directors' emoluments (continued)

	Fees	Salaries	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
			US$ in thousands			
Year ended December 31, 2019						
Executive Directors						
Sheldon Gary Adelson(iii)	—	—	—	—	—	—
Wong Ying Wai	—	2,350	1,502	117	618	4,587
Non-Executive Directors						
Robert Glen Goldstein(iv)	—	—	—	—	—	—
Charles Daniel Forman	150	—	—	—	—	150
Independent Non-Executive Directors						
Chiang Yun	150	—	—	—	—	150
Victor Patrick Hoog Antink	180	—	—	—	—	180
Steven Zygmunt Strasser	180	—	—	—	—	180
Kenneth Patrick Chung	150	—	—	—	—	150
	810	2,350	1,502	117	618	5,397

(i) The discretionary bonuses are determined by reference to the individual performance of the Directors and the Chief Executives and the Group's performance, and approved by the Remuneration Committee.

(ii) Other benefits mainly include the share options and restricted share units under the Equity Award Plan, accommodation, meals, home visit travel costs and medical insurance. The value of the share options and restricted share units granted to the Directors represents the amount recognized as an expense during the year in accordance with IFRS 2 *Share-based payment*.

(iii) Sheldon Gary Adelson took a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee of the Company and was re-designated as a Non-Executive Director of the Company, in each case, with effect from January 7, 2021. Mr. Adelson passed away in the United States on January 11, 2021.

(iv) Robert Glen Goldstein was appointed as the Acting Chairman, Acting Chief Executive Officer, the Acting Chairman of the Nomination Committee, and was re-designated as an Executive Director of the Company, in each case, with effect from January 7, 2021. Subsequently he was appointed as the Chairman of the Board, the Chief Executive Officer and the Chairman of the Nomination Committee of the Company, in each case, with effect from January 27, 2021.

145

ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS’ EMOLUMENTS) (CONTINUED) (b) Directors’ emoluments (continued) The Executive Directors” emoluments were for their services in connection with the management of the affairs of the Group. The Non-Executive Directors” and Independent Non-Executive Directors” emoluments were for their services as directors of the Company. In addition to the Directors’ emoluments disclosed above, Sheldon Gary Adelson and Robert Glen Goldstein received compensation (inclusive of share-based compensation) from LVS in respect of their services to LVS and its subsidiaries (including the Group). An amount of US$1 million (2019: US$4 million) was charged by LVS to the Group in respect of such management and administrative services of Robert Glen Goldstein provided to the Group for the year ended December 31, 2020. No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2019: nil). With the exception of the continuing connected transactions disclosed in the 2020 Annual Report of the Company, none of the Directors has any material interests in transactions, arrangements or contracts entered into by the Company or the LVS Group. None of the Directors waived or has agreed to waive any emoluments during the year (2019: nil). (c) Five highest paid individuals The five individuals whose emoluments were the highest in the Group include one Director (2019: one) whose emoluments are reflected in the analysis presented above. The emoluments of the remaining four individuals (2019: four) during the year are as follows: Year ended December 31, 2020 2019 US$ in thousands Basic salaries, allowances and benefits in kind 6,530 4,720 Discretionary bonus — 3,858 Share-based compensation(i) 2,846 781 Pension costs 206 219 9,582 9,578 The value of the share options and restricted share units granted to the individuals represents the amount recognized as an expense during the year in accordance with IFRS 2 Share-based payment. 146 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (CONTINUED)

(c) Five highest paid individuals (continued)

The emoluments of the above mentioned individuals fall within the following bands:

		Year ended December 31,	
		2020	2019
Range in HK$	Range in US$ equivalent	Number of individuals	
10,500,001–11,000,000	1,354,000–1,419,000	**1**	—
13,500,001–14,000,000	1,741,000–1,806,000	**1**	—
16,000,001–16,500,000	2,064,000–2,128,000	**—**	2
17,500,001–18,000,000	2,257,000–2,322,000	**1**	1
24,500,001–25,000,000	3,160,000–3,225,000	**—**	1
32,000,001–32,500,000	4,128,000–4,192,000	**1**	—
		4	4

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the year ended December 31, 2020 (2019: nil).

147

ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. OTHER EXPENSES, GAINS AND LOSSES

	Notes	Year ended December 31, 2020	2019
		US$ in millions	
Utilities and operating supplies		**116**	195
Contract labor and services		**65**	152
Repairs and maintenance		**65**	85
Provision for expected credit losses, net		**52**	24
Advertising and promotions		**27**	129
Royalty fees	25(a)(v)	**22**	113
Management fees[(i)]		**16**	47
Lease payments for which the recognition exemption is applied and variable lease payments not included in lease liabilities	13(c)	**3**	8
Auditor's remuneration		**2**	2
Loss on disposal of property and equipment and investment properties[(ii)]		**73**	16
Impairment loss on property and equipment[(iii)]	3(c)	**—**	65
Net foreign exchange gains		**(17)**	(35)
Other support services		**58**	101
Other operating expenses		**62**	115
		544	1,017

(i) Total management fees for the year ended December 31, 2020 includes US$3 million charged by third parties and US$13 million charged by related parties, net of amounts capitalized (2019: US$24 million and US$23 million respectively).

(ii) Loss on disposal of property and equipment and investment properties for the year ended December 31, 2020 includes demolition cost of US$34 million primarily related to The Londoner Macao project.

(iii) The impairment loss for the year ended December 31, 2019 resulted from the decrease in volume of passengers in our ferry operations. For details refer to Note 3(c).

7. INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED

	Year ended December 31, 2020	2019
	US$ in millions	
Senior Notes	**260**	253
Amortization of deferred financing costs	**17**	15
Lease liabilities	**8**	8
Bank borrowings	**2**	—
Standby fee and other financing costs	**13**	13
	300	289
Less: interest capitalized	**(21)**	(9)
	279	280

A capitalization rate of 3.2% to 5.1% (2019: 4.4% to 5.3%) was used, representing the effective finance costs of the loans to finance the assets under construction.

148

ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX EXPENSE

	Year ended December 31, 2020	2019
	US$ in millions	
Current income tax		
Lump sum in lieu of Macao complementary tax on dividends	**5**	5
Deferred income tax expense/(benefit)	**11**	(5)
Income tax expense	**16**	—

Deferred income tax expense was US$11 million for the year ended December 31, 2020, compared to deferred income tax benefit of US$5 million for the year ended December 31, 2019. The deferred income tax expense in 2020 was primarily due to the reversal of deferred tax assets related to accelerated book depreciation of fixed assets disposed in 2020 not deductible for tax purposes while the deferred income tax benefit in 2019 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance.

(a) Macao complementary tax

Macao complementary tax is levied at progressive rates ranging from 3% to 9% on the taxable income above MOP32,000 (equivalent to US$4,000) but below MOP300,000 (equivalent to US$37,500), and thereafter at a fixed rate of 12%. For the year ended December 31, 2020, a special complementary tax incentive was provided to the effect that the tax free income threshold was increased from MOP32,000 to MOP600,000 (equivalent to US$4,000 to US$75,000) with the profit above MOP600,000 (equivalent to US$75,000) being taxed at a fixed rate of 12% (2019: same). Additionally, for the year ended December 31, 2019, a special complementary tax incentive was provided to reduce complementary tax payable by a maximum of MOP300,000 (equivalent to US$37,500).

Pursuant to the Dispatch No. 320/2013 issued by the Chief Executive of Macao on October 3, 2013, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities for an additional five years, effective from the tax year 2014 to the tax year 2018. Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption through June 26, 2022, the date VML's Subconcession Contract expires. Regarding the other subsidiaries, during the year ended December 31, 2020, Macao complementary tax is calculated progressively at a maximum of 12% of the estimated assessable profit (2019: same).

(b) Lump sum in lieu of Macao complementary tax on dividends

VML entered into Shareholder Dividend Tax Agreements with the Macao government. The agreements provided for an annual payment in lieu of Macao complementary tax otherwise due by VML's shareholders on dividend distributions to them from gaming profits, effective through the end of 2018. In April 2019, VML entered into another Shareholder Dividend Tax Agreement with the Macao government for an extension of the agreement through June 26, 2022, to correspond to the Macao complementary tax exemption on its gaming activities (see also Note 8(a)).

149
ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX EXPENSE (CONTINUED)

(c) Hong Kong profits tax

The Company's subsidiaries that carry on business in Hong Kong are subject to the Hong Kong profits tax at the maximum rate of 16.5% for the year ended December 31, 2020 (2019: same).

(d) Reconciliation between income tax expense and accounting (loss)/profit at applicable tax rates

The tax on the Group's (loss)/profit before income tax differs from the theoretical amount that would arise using the domestic tax rates applicable to the consolidated entities in the respective jurisdictions as follows:

	Year ended December 31,	
	2020	2019
	US$ in millions	
(Loss)/profit before income tax	**(1,507)**	2,033
Tax calculated at domestic rates applicable in the respective jurisdictions	**(174)**	261
Tax effects of :		
Income not subject to tax[(i)]	**(247)**	(966)
Expenses not deductible for tax purposes[(i), (ii)]	**271**	603
Amortization of pre-opening expenses previously not recognized	**(2)**	(1)
Origination and reversal of temporary difference, net	**5**	4
Tax losses for which no deferred income tax assets were recognized	**158**	95
Lump sum in lieu of Macao complementary tax of dividends	**5**	5
Other	**—**	(1)
Income tax expense	**16**	—

(i) During the year ended December 31, 2020, VML was exempt from Macao complementary tax on its gaming activities (see also Note 8(a)). In addition, lease/right-of-use income recorded in VML, Venetian Cotai Limited ("VCL") and Venetian Orient Limited ("VOL") were subject to property tax (Note (ii)), and should, therefore, also be excluded from Macao complementary tax calculations. Accordingly, casino revenues and lease/right-of-use income and their corresponding expenses incurred were presented as "Income not subject to tax" and "Expenses not deductible for tax purposes", respectively, in the calculations above (2019: same).

Additionally, for the year ended December 31, 2020, the Company received dividend income from a subsidiary. The dividend income is not subject to Hong Kong profits tax (2019: same).

(ii) Lease/right-of-use income recorded in VML, VCL and VOL are exempt from property tax for the first four and six years for the newly constructed buildings in Macao and on Cotai, respectively, pursuant to Article 9(1)(a) of Lei no. 19/78/M. If the buildings in Macao and on Cotai also qualify for Tourism Utility Status, the property tax exemption can be extended by another four and six years, respectively, pursuant to Article 15(a) of Lei no. 81/89/M. The exemption for the Sands Macao expired in August 2012, for The Venetian Macao in August 2019, with exception of its casino area which expired in August 2013, and for The Plaza Macao in August 2020. The exemptions for The Londoner Macao and The Parisian Macao will be expiring in December 2027 and September 2028, respectively. Regarding The Grand Suites at Four Seasons, under the initial exemption, it has an exemption with expiration date of April 2019. The Group is currently working on obtaining the second exemption for The Grand Suites at Four Seasons.

150

ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (LOSS)/EARNINGS PER SHARE Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the year ended December 31, 2020, the Company had outstanding share options that would potentially dilute the ordinary shares (2019: same). The calculation of basic and diluted (loss)/earnings per share is based on the following: Year ended December 31, 2020 2019 (Loss)/profit for the year attributable to equity holders of the Company (US$ in millions) (1,523) 2,033 Weighted average number of shares for basic (loss)/earnings per share (thousand shares) 8,089,202 8,085,149 Adjustment for share options (thousand shares)(i) — 5,057 Weighted average number of shares for diluted (loss)/earnings per share (thousand shares) 8,089,202 8,090,206 (Loss)/earnings per share, basic (US18.82 cents) US25.14 cents (Loss)/earnings per share, basic(ii) (HK145.90 cents) HK195.79 cents (Loss)/earnings per share, diluted (US18.82 cents) US25.13 cents (Loss)/earnings per share, diluted(ii) (HK145.90 cents) HK195.71 cents The computation of the diluted loss per share for the year ended December 31, 2020 did not assume the exercise of the Company’s share options because the exercise would result in a decrease in loss per share. The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2020 of US$1.00 to HK$7.7526 (2019: US$1.00 to HK$7.7879). 151 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DIVIDENDS Dividend payments made during the year were as follows: Year ended December 31, 2020 2019 US$ in millions 2019 interim dividend of HK$0.99 (equivalent to US$0.127) per ordinary share declared on January 17, 2020 and paid(i) 1,025 — 2018 interim dividend of HK$0.99 (equivalent to US$0.127) per ordinary share declared on January 18, 2019 and paid(i) — 1,023 2018 final dividend of HK$1.00 (equivalent to US$0.127) per ordinary share declared on May 24, 2019 and paid(i) — 1,031 1,025 2,054 The 2019 interim dividend and the 2018 interim and final dividend were not recognized as a liability as at December 31, 2019 and 2018, respectively. They were reflected as appropriation of reserves during 2020 and 2019, respectively. On January 17, 2020, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share in respect of the year ended December 31, 2019, payable to Shareholders of the Company whose names appeared on the register of members of the Company on February 5, 2020. The interim dividend, amounting in aggregate to HK$8.01 billion (equivalent to US$1.03 billion), was paid on February 21, 2020. On April 17, 2020, the Board resolved not to recommend the payment of a final dividend in respect of the year ended December 31, 2019. The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2020. 152 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS INVESTMENT PROPERTIES, NET 2020 2019 US$ in millions At January 1 Cost 1,004 988 Accumulated depreciation (417) (359) At January 1 587 629 Year ended December 31 Opening net book amount 587 629 Additions 7 6 Adjustments to project costs (3) — Transfers 2 6 Depreciation (52) (57) Exchange difference 2 3 Closing net book amount 543 587 At December 31 Cost 990 1,004 Accumulated depreciation (447) (417) At December 31 543 587 (a) Measuring investment property at fair value The Group engaged an independent professional valuer, Knight Frank Petty Limited, to perform the valuation of the Group’s investment properties, which are located in Macao, on an annual basis. Knight Frank Petty Limited is a professionally qualified independent external valuer, and had appropriate recent experience in the relevant location and category of the properties being valued. In determining the fair value of the investment properties, the valuer uses assumptions and estimates that reflect, amongst other factors, comparable market transactions in an active market, lease/right-of-use income from current leases/right-of-use and assumptions about lease/right-of-use income from future leases/rights-of-use in light of current market conditions, capitalization rates, terminal yield and reversionary income potential. Valuations were based on income and an open market value approach for all completed properties as follows: December 31, 2020 2019 US$ in millions Fair value of the investment properties 7,686 8,354 In estimating the fair value of the properties, the highest and best use of the properties is their current use. The fair value estimate of the Group’s investment properties is a Level 3 input. 153 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS INVESTMENT PROPERTIES, NET (CONTINUED) (b) Amounts recognized in profit or loss for investment properties Year ended December 31, 2020 2019 US$ in millions Mall income 269 531 Direct operating expenses arising from investment properties that generate right-of-use income 37 50 Direct operating expenses that did not generate right-of-use income 6 5 During the year December 31, 2020, mall income in the table above included turnover fees, representing variable lease income, of US$29 million (2019: US$74 million), and rent concessions of US$215 million granted to mall tenants (2019: nil) as a result of the COVID-19 Pandemic. (c) Leasing arrangements The investment properties are leased to mall tenants under operating leases with rentals payable on a monthly basis. Lease payments in the mall leasing contracts include variable lease payments that depend on turnover of the retail store. Where necessary to reduce credit risk, the Group may obtain bank guarantees for the term of a lease or cash security deposit at the commencement of a lease. There is no residual value guarantee for our current mall leases. The future aggregate minimum lease/base fee receivables under non-cancelable agreements are as follows: December 31, 2020 2019 US$ in millions No later than 1 year 334 361 1 to 2 years 244 289 2 to 3 years 178 205 3 to 4 years 140 67 4 to 5 years 113 42 Later than 5 years 407 47 1,416 1,011 154 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. PROPERTY AND EQUIPMENT, NET

The movements of property and equipment for the year are as follows:

	Leasehold interests in land	Land improvements	Buildings and building improvements	Leasehold improvements	Vehicles	Ferries	Furniture, fittings & equipment	Construction-in-progress	Total
					US$ in millions				
At January 1, 2019									
Cost	675	389	9,161	7	43	251	1,904	159	12,589
Accumulated depreciation	(123)	(146)	(2,696)	(6)	(36)	(129)	(1,319)	—	(4,455)
At January 1, 2019	552	243	6,465	1	7	122	585	159	8,134
Year ended December 31, 2019									
Opening net book amount	552	243	6,465	1	7	122	585	159	8,134
IFRS 16 transition adjustment	—	—	6	—	—	—	—	—	6
Restated balance, beginning of year	552	243	6,471	1	7	122	585	159	8,140
Additions	—	3	7	1	35	—	89	768	903
Adjustments to project costs	—	—	—	—	—	—	1	(13)	(12)
Disposals	—	—	(1)	—	—	—	(3)	(4)	(8)
Transfers	—	5	265	—	—	—	143	(419)	(6)
Impairment	—	—	—	—	—	(65)	—	—	(65)
Depreciation	(12)	(9)	(442)	(1)	(6)	(12)	(151)	—	(633)
Exchange difference	—	1	35	—	—	—	3	3	42
Closing net book amount	540	243	6,335	1	36	45	667	494	8,361
At December 31, 2019									
Cost	675	399	9,377	7	63	252	2,082	494	13,349
Accumulated depreciation	(135)	(156)	(3,042)	(6)	(27)	(207)	(1,415)	—	(4,988)
At December 31, 2019	540	243	6,335	1	36	45	667	494	8,361
Year ended December 31, 2020									
Opening net book amount	**540**	**243**	**6,335**	**1**	**36**	**45**	**667**	**494**	**8,361**
Additions	**1**	**—**	**9**	**2**	**29**	**—**	**47**	**1,024**	**1,112**
Adjustments to project costs	**(2)**	**(7)**	**4**	**—**	**—**	**—**	**(2)**	**—**	**(7)**
Disposals	**—**	**(2)**	**(32)**	**—**	**(14)**	**—**	**(3)**	**(2)**	**(53)**
Transfers	**—**	**2**	**583**	**—**	**—**	**—**	**156**	**(743)**	**(2)**
Depreciation	**(13)**	**(6)**	**(404)**	**(1)**	**(11)**	**(5)**	**(174)**	**—**	**(614)**
Exchange difference	**—**	**1**	**30**	**—**	**—**	**—**	**3**	**1**	**35**
Closing net book amount	**526**	**231**	**6,525**	**2**	**40**	**40**	**694**	**774**	**8,832**
At December 31, 2020									
Cost	**674**	**372**	**9,890**	**7**	**66**	**252**	**2,235**	**774**	**14,270**
Accumulated depreciation	**(148)**	**(141)**	**(3,365)**	**(5)**	**(26)**	**(212)**	**(1,541)**	**—**	**(5,438)**
At December 31, 2020	**526**	**231**	**6,525**	**2**	**40**	**40**	**694**	**774**	**8,832**

Interest expense of US$21 million in Note 7 (2019: US$9 million) and other direct costs of US$24 million (2019: US$26 million) have been capitalized for the year ended December 31, 2020.

155

ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS PROPERTY AND EQUIPMENT, NET (CONTINUED) The Group received land concessions from the Macao government to build on the sites on which Sands Macao, The Venetian Macao, The Plaza Macao, The Londoner Macao and The Parisian Macao are located. The Group does not own these land sites; however, the land concessions, which have an initial term of 25 years and are renewable at the Group’s option, in accordance with Macao laws, grant the Group exclusive use of the land. As specified in the land concessions, the Group is required to pay premiums for each parcel as well as annual rent for the term of the land concessions, which may be revised every five years by the Macao government. The initial land lease premiums for all parcels have been fully paid for. The Group anticipates a useful life of 50 years related to these land concessions. As at December 31, 2020, the Group’s property and equipment were not pledged as securities for any liabilities (2019: same). 156 ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. LEASES

This note provides information for leases where the Group is a lessee. For leases where the Group is a lessor, see Note 11(b) and 11(c).

(a) Right-of-use assets

The movements of right-of-use assets included within "Property and equipment, net" and "Investment properties, net" for the year are as follows:

	Property and equipment, net — Leasehold interests in land	Property and equipment, net — Other	Investment properties, net — Leasehold interests in land	Total Right-of-use assets
		US$ millions		
At January 1, 2019				
Cost	675	14	56	745
Accumulated depreciation	(123)	(10)	(12)	(145)
At January 1, 2019	552	4	44	600
Year ended December 31, 2019				
Opening net book amount	552	4	44	600
IFRS 16 transition adjustment	—	6	—	6
Restated balance, beginning of period	552	10	44	606
Additions	—	20	—	20
Depreciation	(12)	(9)	(1)	(22)
Closing net book amount	540	21	43	604
At December 31, 2019				
Cost	675	32	56	763
Accumulated depreciation	(135)	(11)	(13)	(159)
At December 31, 2019	540	21	43	604
Year ended December 31, 2020				
Opening net book amount	**540**	**21**	**43**	**604**
Additions	**1**	**25**	**—**	**26**
Disposals	**—**	**(14)**	**—**	**(14)**
Adjustments to costs	**(2)**	**—**	**—**	**(2)**
Depreciation	**(13)**	**(13)**	**(1)**	**(27)**
Closing net book amount	**526**	**19**	**42**	**587**
At December 31, 2020				
Cost	**674**	**40**	**56**	**770**
Accumulated depreciation	**(148)**	**(21)**	**(14)**	**(183)**
At December 31, 2020	**526**	**19**	**42**	**587**

157
ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS LEASES (CONTINUED) (b) Lease liabilities The lease liabilities included within borrowings are as follows: December 31, 2020 2019 US$ in millions Current liabilities — Borrowings 21 19 Non-current liabilities — Borrowings 124 128 Total Lease liabilities 145 147 The weighted average effective interest rate of lease liabilities as at December 31, 2020 is 4.9% (2019: 4.9%). The maturity analysis of the lease liabilities are presented in Note 27(a)(iii). (c) Amounts recognized in the consolidated income statement Year ended December 31, 2020 2019 US$ in millions Depreciation charge of right-of-use assets: Property and equipment, net — Leasehold interests in land 13 12 Property and equipment, net — other 13 9 Investment properties, net — Leasehold interests in land 1 1 27 22 Interest expense on lease liabilities 8 8 Expense relating to short-term leases for which the recognition exemption is applied 1 2 Expense relating to low-value items for which the recognition exemption is applied 1 1 Expense relating to variable lease payments not included in lease liabilities 1 5 38 38 The total cash outflow for leases including interest payments for the year ended December 31, 2020 is US$15 million (2019: US$30 million), which includes variable lease payments, low-value lease payments and short-term lease payments of US$3 million in total (2019: US$8 million). 158 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS LEASES (CONTINUED) (d) Extension and termination options and residual value guarantee The Group has leases for various real estate (including leasehold interest in land), vehicles and equipment. The Group’s leases include options to extend the lease term by one month to 10 years. Land concessions in Macao generally have an initial term of 25 years with automatic extensions of 10 years thereafter in accordance with Macao law. The Group anticipates a useful life of 50 years related to the land concessions in Macao. Termination options are included in property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of the termination options held are exercisable only by the Group and not by the respective lessor. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. 14. INTANGIBLE ASSETS, NET Computer software 2020 2019 US$ in millions At January 1 Cost 130 112 Accumulated amortization (82) (66) At January 1 48 46 Year ended December 31 Opening net book amount 48 46 Additions 11 18 Amortization (18) (16) Closing net book amount 41 48 At December 31 Cost 141 130 Accumulated amortization (100) (82) At December 31 41 48 159 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DEFERRED INCOME TAX LIABILITIES Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The movements of the deferred tax liabilities are as follows: Accelerated depreciation allowance US$ in millions At January 1, 2019 (50) Credit for the year 5 At December 31, 2019 (45) Charge for the year (11) At December 31, 2020 (56) Deferred tax assets are recognized for tax loss carryforwards to the extent realization of the related tax benefit through future taxable profits is probable. The unrecognized deferred income tax assets in respect of losses that can be carried forward against future taxable income and pre-opening expenses are as follows: December 31, 2020 2019 US$ in millions Arising from unused tax losses 346 283 Arising from pre-opening expenses 3 4 349 287 As at December 31, 2020, subject to the agreement by tax authorities, out of the total unrecognized tax losses of approximately US$2,835 million (2019: US$2,311 million), an amount of approximately US$133 million (2019: US$120 million) can be carried forward indefinitely. The remaining amount of approximately US$2,702 million (2019: US$2,191 million), will expire in one to three years (2019: same). 160 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET December 31, 2020 2019 Notes US$ in millions Trade receivables 257 506 Less: provision for expected credit losses (137) (106) Trade receivables, net 16(a) 120 400 Other receivables 11 56 Prepayments 52 49 Deferred rent 69 81 Less: amortization of deferred rent (42) (50) provision for doubtful deferred rent (2) (3) Prepayments, net 77 77 Trade and other receivables and prepayments, net 208 533 Less: non-current portion: prepayments (5) (6) deferred rent (13) (17) (18) (23) Current portion 190 510 161 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED) (a) Trade receivables, net The aging analysis of trade receivables, net of provision for expected credit losses, is as follows: December 31, 2020 2019 US$ in millions 0–30 days 89 259 31–60 days 9 42 61–90 days 5 26 Over 90 days 17 73 120 400 Trade receivables are measured at amortized costs and the carrying values approximate their fair values at each balance sheet date. The maximum exposure to credit risk is the fair values of trade receivables at each balance sheet date. Trade receivables are comprised of casino, mall and hotel receivables. The Group extends credit to approved customers and gaming promoters following background checks and investigations of creditworthiness. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries. Trade receivables mainly consist of casino receivables. Credit is granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and regular settlement procedures to evaluate the current status of liquidity and financial health of these gaming promoters. Credit is granted based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor(s). Absent special approval, the credit period granted to selected premium and mass market players is typically 7”15 days, while for gaming promoters, the receivable is typically repayable within one month following the granting of the credit, subject to terms of the relevant credit agreement. The Group generally does not charge interest for credit granted, but requires a personal check or other acceptable forms of security. There is a concentration of credit risk related to net casino receivables as 67.6% (2019: 41.9%) of the casino receivables as at December 31, 2020 were from the top five customers. Other than casino receivables, there are no other concentrations of credit risk with respect to trade receivables. The Group believes the concentration of its credit risk in casino receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures, and also believes that there are no concentrations of credit risk for which a provision has not been established as at December 31, 2020 and 2019. 162 ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED)

(a) Trade receivables, net (continued)

The Group maintains a provision for expected credit losses on casino, mall and hotel receivables and regularly evaluates the balances. The Group specifically analyzes the collectability of each account with a significant balance, based upon the aging of the account, the customer's financial condition, collection history and any other known information, and the Group makes an allowance for trade receivables. The Group also monitors regional and global economic conditions and forecasts in its evaluation of the adequacy of the recorded provisions. Table games play is primarily cash play, as credit play represented approximately 24.0% of total table games play for the year ended December 31, 2020 (2019: 14.7%). The credit extended to gaming promoters and premium players can be offset by the commissions payable to and front money deposited by these gaming promoters, which is considered in the establishment of the provision for expected credit losses.

As at December 31, 2020, a gross amount of casino receivables of US$247 million (2019: US$475 million), was offset by commissions payable and front money deposits in an aggregate amount of US$39 million (2019: US$78 million), resulting in net amounts of casino receivables before provision for expected credit losses of US$208 million (2019: US$397 million).

As at December 31, 2020, included in the Group's trade receivables balance were debtors with aggregate carrying amount of US$181 million (2019: US$288 million) which were past due as at the reporting date, of which US$158 million (2019: US$243 million) related to casino receivables.

During the year ended December 31, 2020, the collection of casino receivables has been impacted by liquidity issues faced by certain patrons stemming from the COVID-19 Pandemic. The Group has increased the provision for expected credit losses accordingly to account for the expected credit losses due to the COVID-19 Pandemic, refer to Note 3(a) for further information.

As at December 31, 2020, except for credit impaired balances and outstanding significant balances with gross amount of US$130 million (2019: US$120 million) that have been assessed individually, as part of the Group's credit risk management, the Group uses debtors' aging to assess the impairment for its customers because these remaining customers consist of a large number of small customers with common risk characteristics representative of the customers' abilities to pay all amounts due in accordance with the contractual terms.

The following table provides information about the exposure to credit risk for trade receivables which are assessed based on provision matrix as at December 31, 2020 and 2019 within lifetime ECL.

Provision matrix — debtors' aging	**Expected loss rate**	**December 31, 2020**	2019
		US$ in millions	
Current (not past due)	—	**53**	169
1–90 days past due	2%–10%	**16**	97
91–360 days past due	15%–25%	**6**	62
More than 360 days past due	50%–100%	**52**	58
		127	386

163
ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED) (a) Trade receivables, net (continued) The expected loss rates are estimated based on historical observed default rates over the expected life of the receivable balance and are adjusted for forward-looking information available without undue cost or effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated. The following table shows the movement in lifetime ECL that has been recognized for trade receivables under the simplified approach. December 31, 2020 2019 US$ in millions At beginning of year 106 94 Provision for expected credit losses, net 50 24 Amounts written-off (19) (13) Exchange difference — 1 At end of year 137 106 (b) Other receivables and deferred rent Other receivables are measured at amortized costs and the carrying values approximate their fair values at each balance sheet date, which also represent the Group’s maximum exposure to credit risk as at December 31, 2020. The Group holds security deposits, bank guarantees and letters of credit for certain other receivables and deferred rent. Impairment charges of US$2 million (2019: nil) related to deferred rent were recorded for the year ended December 31, 2020, and included in “Other expenses, gains and losses” in the consolidated income statement. Amounts are charged to the provision account and generally written off when the recoverability is remote. 17. CASH AND CASH EQUIVALENTS December 31, 2020 2019 US$ in millions Cash at bank and on hand 532 585 Short-term bank deposits 329 1,886 861 2,471 As at December 31, 2020, the effective interest rates on short-term bank deposits ranged from 0.1% to 1.0% (2019: 2.3% to 2.9%) per annum. These deposits have maturities ranging from 5 to 19 days (2019: 12 to 61 days). Cash and cash equivalents are measured at amortized costs and the carrying values of cash equivalents are their fair values as at December 31, 2020 (2019: same). The estimated fair value of the Group’s cash and cash equivalents is based on level 1 inputs (quoted market prices in active markets) (2019: same). The maximum credit exposure of cash and cash equivalents of the Group as at December 31, 2020 amounted to US$747 million (2019: US$2,277 million). 164 ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. SHARE CAPITAL

	Ordinary shares of US$0.01 each	US$ in millions
Authorized		
At January 1, 2019, December 31, 2019 and December 31, 2020	16,000,000,000	160
Issued and fully paid:		
At January 1, 2019	8,080,603,691	81
Shares issued upon exercise of share options	7,748,525	—
At December 31, 2019	8,088,352,216	81
At January 1, 2020	**8,088,352,216**	**81**
Shares issued upon exercise of share options	**1,766,550**	—
At December 31, 2020	**8,090,118,766**	**81**

19. RESERVES

The amount of the Group's reserves and the movements therein for the current and prior years are set out in the consolidated statement of changes in equity.

(a) Capital reserve

The capital reserve represents the combined share premium of Venetian Venture Development Intermediate Limited ("VVDIL") and Cotai Services (HK) Limited.

(b) Statutory reserve

The statutory reserve represents amounts set aside from the income statement that are not distributable to Shareholders/quotaholders of the group companies incorporated.

The Macao Commercial Code #432 requires that companies incorporated in Macao that are limited by shares should set aside a minimum of 10% of the company's profit after taxation to the statutory reserve until the balance of the reserve reaches a level equivalent to 25% of the company's capital.

For companies incorporated in Macao that are limited by quotas, the Macao Commercial Code #377 requires that a company should set aside a minimum of 25% of the company's profit after taxation to the statutory reserve until the balance of the reserve reaches a level equivalent to 50% of the company's capital.

165
ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS TRADE AND OTHER PAYABLES December 31, 2020 2019 Notes US$ in millions Trade payables 20(a) 51 47 Customer deposits and other deferred revenue 20(b) 412 395 Construction payables and accruals 316 278 Outstanding chip liability 20(b) 189 485 Interest payables 156 130 Accrued employee benefit expenses 136 174 Other tax payables 118 302 Loyalty program liability 20(b) 28 31 Casino liabilities 22 41 Payables to related companies 25(b) 3 9 Other payables and accruals 62 104 1,493 1,996 Less: non-current portion (105) (122) Current portion 1,388 1,874 Trade and other payables are measured at amortized cost and the carrying amount approximate their fair values at each balance sheet date. 166 ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. TRADE AND OTHER PAYABLES (CONTINUED)

(b) Contract and contract related liabilities

The Group provides numerous products and services to its customers. There is often a timing difference between the cash payment by the customers and recognition of revenue for each of the associated performance obligations. The Group has the following main types of liabilities associated with contracts with customers: (1) outstanding chip liability, 2) loyalty program liability, and (3) customer deposits and other deferred revenue for gaming and non-gaming products and services yet to be provided.

The outstanding chip liability represents the collective amounts owed to junket operators and patrons in exchange for gaming chips in their possession. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased. The loyalty program liability represents a deferral of revenue until patron redemption of points earned. The loyalty program points are expected to be redeemed and recognized as revenue within one year of being earned. Customer deposits and other deferred revenue represent cash deposits made by customers for future services provided by the Group. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, the majority of these customer deposits and other deferred revenue are expected to be recognized as revenue or refunded to the customer within one year of the date the deposit was recorded.

The following table summarizes the liability activity related to contracts with customers:

	Outstanding chip liability		Loyalty program liability		Customer deposits and other deferred revenue[i]	
	2020	2019	**2020**	2019	**2020**	2019
	US$ in millions					
Balance at January 1	**485**	514	**31**	33	**395**	497
Balance at December 31	**189**	485	**28**	31	**412**	395
(Decrease)/increase	**(296)**	(29)	**(3)**	(2)	**17**	(102)

(i) Of this amount, US$125 million, US$129 million and US$127 million as at December 31, 2020, December 31, 2019, and January 1, 2019, respectively, relates to mall deposits that are accounted for based on lease terms usually greater than one year.

167
ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS BORROWINGS December 31, 2020 2019 US$ in millions Non-current portion Senior Notes, unsecured 7,000 5,535 Lease liabilities 124 128 7,124 5,663 Less: deferred financing costs (80) (74) 7,044 5,589 Current portion Lease liabilities 21 19 Total borrowings 7,065 5,608 Borrowings are measured at amortized cost and the estimated fair value of the Group’s Senior Notes as at December 31, 2020 was approximately US$7.77 billion (2019: US$5.53 billion). The estimated fair value of the Group’s Senior Notes is based on recent trades, if available, and indicative pricing from market information (level 2 inputs) (2019: same). Senior Notes On August 9, 2018, the Company issued, in a private offering, three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% Senior Notes due August 8, 2023 (the “2023 Notes”), US$1.80 billion of 5.125% Senior Notes due August 8, 2025 (the “2025 Notes”) and US$1.90 billion of 5.400% Senior Notes due August 8, 2028 (the “2028 Notes”). A portion of the net proceeds from the offering was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. There are no interim principal payments on the 2023 Notes, 2025 Notes or 2028 Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019. In connection with the US$5.50 billion Senior Notes, the Company entered into fixed-to-variable interest rate swap contracts (see Note 22). On June 4, 2020, the Company issued, in a private offering, two series of senior unsecured notes in an aggregate principal amount of US$1.50 billion, consisting of US$800 million of 3.800% Senior Notes due January 8, 2026 (the “2026 Notes”) and US$700 million of 4.375% Senior Notes due June 18, 2030 (the “2030 Notes”, and together with the 2023 Notes, 2025 Notes, 2026 Notes and 2028 Notes, the “Senior Notes”). The net proceeds from the offering were used for incremental liquidity and general corporate purposes. There are no interim principal payments on the 2026 Notes or 2030 Notes and interest is payable semi-annually in arrears on each January 8 and July 8, commencing on January 8, 2021, with respect to the 2026 Notes, and on June 18 and December 18, commencing on December 18, 2020, with respect to the 2030 Notes. 168 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS BORROWINGS (CONTINUED) Senior Notes (continued) The Senior Notes are senior unsecured obligations of the Company. Each series of notes rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and will rank senior in right of payment to all of the Company’s future subordinated debt, if any. The Senior Notes will be effectively subordinated in right of payment to all of the Company’s future secured debt (to the extent of the value of the collateral securing such debt), and will be structurally subordinated to all of the liabilities of the Company’s subsidiaries. None of the Company’s subsidiaries guarantee the Senior Notes. The 2023 Notes, 2025 Notes and 2028 Notes were issued pursuant to an indenture, dated August 9, 2018 and the 2026 Notes and 2030 Notes were issued pursuant to an indenture, dated June 4, 2020, between the Company and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in these indentures, the interest rate on the Senior Notes may be adjusted. Both indentures contain covenants, subject to customary exceptions and qualifications, that limit the ability of the Company and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets on a consolidated basis. The indentures also provide for customary events of default. 2018 SCL Credit Facility On November 20, 2018, the Company as borrower, entered into a facility agreement with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, (the “2018 SCL Credit Facility”) pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company (the “2018 SCL Revolving Facility”). The facility is available until July 31, 2023, and the Company may draw loans under the facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). The Company may utilize the loans for general corporate purposes and working capital requirements of the Company and its subsidiaries. Loans under the 2018 SCL Revolving Facility bear interest calculated by reference to (1) in the case of general revolving loans denominated in United States dollars, the London Interbank Offered Rate (“LIBOR”), (2) in the case of loans denominated in United States dollars drawn under the swing-line loan sub-facility, a United States dollar alternate base rate (determined by reference to, among other things, the United States dollar prime lending rate and the Federal Funds Effective Rate), (3) in the case of general revolving loans denominated in Hong Kong dollars, the Hong Kong Interbank Offered Rate (“HIBOR”) or (4) in the case of loans denominated in Hong Kong dollars drawn under the swing-line loan sub-facility, a Hong Kong dollar alternate base rate (determined by reference to, among other things, the Hong Kong dollar prime lending rate), in each case, plus a margin determined by reference to the consolidated leverage ratio. The initial margin for general revolving loans is 2.0% per annum and the initial margin for loans drawn under the swing-line loan sub-facility is 1.0% per annum. The Company is also required to pay a commitment fee of 0.60% per annum on the undrawn amounts under the 2018 SCL Revolving Facility. 169 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS BORROWINGS (CONTINUED) 2018 SCL Credit Facility (continued) The 2018 SCL Credit Facility contains affirmative and negative covenants customary for similar unsecured financings, including, but not limited to, limitations on indebtedness secured by liens on principal properties and sale and leaseback transactions. The 2018 SCL Credit Facility also requires the Company to maintain a maximum ratio of total indebtedness to trailing twelve-month adjusted earnings before interest, income taxes, depreciation and amortization, as defined in the 2018 SCL Credit Facility (the “SCL Credit Facility Adjusted EBITDA”) of 4.00x throughout the life of the facility, and a minimum ratio of the SCL Credit Facility Adjusted EBITDA to net interest expense (including capitalized interest) of 2.50x throughout the life of the facility. On March 27, 2020, the Company entered into a waiver and amendment request letter (the “Waiver Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders (a) waived the requirements for the Company to ensure the maximum consolidated leverage ratio does not exceed 4.00x and minimum consolidated interest coverage ratio of 2.50x for any quarterly period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the “SCL Relevant Period”) (other than with respect to the financial year ended on December 31, 2019); (b) waived any default that may arise as a result of any breach of said requirements during the SCL Relevant Period (other than with respect to the financial year ended on December 31, 2019); and (c) extended the period of time during which the Company may supply the agent with (i) its audited consolidated financial statements for the financial year ended on December 31, 2019, to April 30, 2020; and (ii) its audited consolidated financial statements for the financial year ending on December 31, 2020, to April 30, 2021. Pursuant to the Waiver Letter, the Company agreed to pay a customary fee to the lenders that consented. On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the “Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend the SCL Relevant Period such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides the Company with the option to increase the total borrowing capacity by an aggregate amount of up to US$1.0 billion; and (2) it imposes a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds US$2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.00x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion. Pursuant to the Waiver Extension Letter, the Company agreed to pay a customary fee to the lenders that consented. 170 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. BORROWINGS (CONTINUED)

2018 SCL Credit Facility (continued)

The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Company's gaming operations and the loss or termination of certain land concession contracts.

As at December 31, 2020, the Group had US$2.02 billion of available borrowing capacity under the 2018 SCL Credit Facility (2019: US$2.0 billion).

On January 25, 2021, the Company entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$494 million at the exchange rate in effect on the date of this transaction). Subsequently, on January 29, 2021, the Company drew down US$29 million and HK$2.13 billion (approximately US$274 million at the exchange rate in effect on January 29, 2021) under this facility for general corporate purposes, resulting in a remaining available borrowing capacity of US$2.21 billion.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities.

	Senior Notes	Bank loans[i]	Lease liabilities	Deferred financing costs	Net interest payables[ii]	Dividend payables	Total
				US$ in millions			
Balance as at January 1, 2020	5,535	—	147	(74)	83	—	5,691
Financing cash flows	1,496	(1)	(11)	(20)	(209)	(1,030)	225
Non-cash changes:							
Original issue discount	4	—	—	(4)	—	—	—
Accruals	—	—	9	—	282	1,025	1,316
Amortization	—	—	—	17	—	—	17
Foreign exchange movement	—	1	—	1	—	5	7
Fair value adjustment of the interest rate swaps	(35)	—	—	—	—	—	(35)
Balance as at December 31, 2020	7,000	—	145	(80)	156	—	7,221

171

ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. BORROWINGS (CONTINUED)

Reconciliation of liabilities arising from financing activities (continued)

	Senior Notes	Lease liabilities	Deferred financing costs	Net interest payables[ii]	Dividend payables	Total
			US$ in millions			
Balance as at January 1, 2019	5,515	135	(88)	83	—	5,645
Adjustments arising from adoption of IFRS 16	—	6	—	—	—	6
Restated opening balance	5,515	141	(88)	83	—	5,651
Financing cash flows	—	(13)	(2)	(274)	(2,051)	(2,340)
Non-cash changes:						
Accruals	—	19	1	274	2,054	2,348
Amortization	—	—	15	—	—	15
Foreign exchange movement	—	—	—	—	(3)	(3)
Fair value adjustment of the interest rate swaps	20	—	—	—	—	20
Balance as at December 31, 2019	5,535	147	(74)	83	—	5,691

(i) The cash flows from bank loans make up the net amount of proceeds from bank loans and repayments of bank loans in the statement of cash flows.

(ii) The balance of net interest payables in this table represents the net balance of interest payables and interest rate swap receivables and the cash flows from net interest payables represent the net amount of interest income received from interest rate swaps and interest payment made.

22. DERIVATIVE FINANCIAL INSTRUMENTS

The Group recognizes all derivatives as financial instruments measured at fair value through profit or loss on the balance sheet. If specific conditions are met, a derivative may be designated as a hedge of specific financial exposures. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and, if used in hedging activities, on its effectiveness as a hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Group to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and reduce the Group's exposure to market fluctuation throughout the hedge period.

In August 2018, the Group entered into interest rate swap agreements (the "IR Swaps"), which were qualified and designated as fair value hedges, swapping fixed-rate for variable-rate interest to hedge changes in the fair value of the 2023 Notes, 2025 Notes and 2028 Notes. These IR Swaps had a total notional value of US$5.50 billion and expired in August 2020.

For the year ended December 31, 2020, the Group recorded US$53 million as a reduction to interest expense related to the realized amount associated with the IR Swaps (2019: US$23 million).

As at December 31, 2019, the total fair value of the IR Swaps was US$82 million. US$35 million was recorded as an asset in "Other assets, net" current with an equal corresponding adjustment recorded against the carrying value of the Senior Notes. The realized portion of IR Swaps of US$47 million was recorded as interest receivables in "Trade and other receivables and prepayments, net". The fair value of the IR Swaps was estimated using level 2 inputs from recently reported market forecasts of interest rates. Gains and losses due to changes in fair value of the IR Swaps completely offset changes in the fair value of the hedged portion of the underlying debt; therefore, no gain or loss has been recognized due to hedge ineffectiveness.

172

ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE TO CONSOLIDATED STATEMENT OF CASH FLOWS Cash (used in)/generated from operations is as follows: Year ended December 31, 2020 2019 US$ in millions (Loss)/profit before income tax (1,507) 2,033 Adjustments for: Interest income (11) (38) Interest and other finance costs 261 265 Depreciation and amortization 684 706 Amortization of deferred financing costs 17 15 Amortization of deferred rent 9 13 Amortization of other assets 3 3 Loss on disposal of property and equipment and investment properties 39 16 Impairment loss on property and equipment — 65 Provision for expected credit losses, net 52 24 Equity-settled share-based compensation expense, net of amounts capitalized 9 13 Net foreign exchange gains (18) (34) Changes in working capital: Other assets — (5) Inventories 2 (2) Trade and other receivables and prepayments 216 (65) Trade and other payables (567) (191) Cash (used in)/generated from operations (811) 2,818 173 ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

Significant capital expenditure on property and equipment contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31, 2020	2019
	US$ in millions	
Contracted but not provided for	**385**	1,001

(b) Litigation

The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

(c) Concession and Subconcession

On June 26, 2002, the Macao government granted a concession to operate casinos in Macao through June 26, 2022, subject to certain qualifications, to Galaxy, a consortium of Macao and Hong Kong-based investors. During December 2002, VML and Galaxy entered into a Subconcession Contract that was recognized and approved by the Macao government and allows VML to develop and operate casino projects, including The Venetian Macao, The Londoner Macao (formerly Sands Cotai Central), The Parisian Macao, The Plaza Macao and Sands Macao, separately from Galaxy. Beginning on December 26, 2017, the Macao government may redeem the Subconcession Contract by providing the Group at least one year's prior notice. The Subconcession of VML will expire on June 26, 2022.

Under the Subconcession, the Group is obligated to pay to the Macao government an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables it employs and gaming machines it operates. The fixed portion of the premium is equal to MOP30 million (approximately US$4 million at the exchange rate in effect on December 31, 2020). The variable portion is equal to MOP300,000 per gaming table reserved exclusively for certain kinds of games or players, MOP150,000 per gaming table not so reserved and MOP1,000 per electrical or mechanical gaming machine, including slot machines (approximately US$37,570, US$18,785 and US$125, respectively, at the exchange rate in effect on December 31, 2020), subject to a minimum of MOP45 million (approximately US$6 million at the exchange rate in effect on December 31, 2020). The Group is also obligated to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. The Group must also contribute 4% of its gross gaming revenue to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao. Based on the number and types of gaming tables employed and gaming machines in operation as at December 31, 2020, the Group was obligated under its Subconcession to make minimum future payments of approximately US$41 million during the year ending December 31, 2021, and approximately US$21 million during the year ending December 31, 2022.

174
ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS COMMITMENTS AND CONTINGENCIES (CONTINUED) (d) Construction labor In recent years, the Group has utilized an imported construction labor quota granted by the Labour Affairs Bureau of the Macao government for purposes of completing outstanding areas within The Londoner Macao (formerly Sands Cotai Central) and The Parisian Macao project and for additions and alterations works in The Venetian Macao, The Plaza Macao and The Londoner Macao (the “Group Quota”). The Group Quota has been renewed and the import quota increased over the years, but is expected to decrease in 2021 as renovation and refurbishment works at The Londoner Macao are gradually completed. The Group Quota alone has historically not provided for sufficient numbers of staff and labor to complete construction works. The shortfall is covered by separate labor quotas applied by and awarded directly to the contractors by the Labour Affairs Bureau of the Macao government (the “Contractor Quota”). Since 2018, BCA (Macau) Limited has been retained to manage the Group Quota on behalf and at the direction of the Group. However, in accordance with Macao labor law, the Group remains primarily liable for the fulfillment of all employer legal obligations and for the costs associated with persons employed under the Group Quota, including where such persons are seconded to contractors. Contractors utilizing seconded labor under the Group Quota are contractually obligated to reimburse and indemnify the Group for any and all costs incurred as a result of the secondment arrangement. In addition, the Group has the right to recover such costs against any amounts due to the contractors. Although the Group is not directly liable, it may be held vicariously liable for payments under the Contractor Quota if contractors working on the Company’s development projects fail to pay wages. The Group maintains a contingency in case it is unable to fully recover amounts owed to construction labor from contractors in such circumstances. 25. RELATED PARTY TRANSACTIONS For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant Shareholders and/or their close family members) or other entities, and include entities which are under the significant influence of related parties of the Group where those parties are individuals. The Group’s immediate holding company is VVDI (II). LVS is the Group’s ultimate holding company. Related companies represent the group companies of the LVS Group. Save as disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the year: Transactions during the year (i) Management fee income Year ended December 31, 2020 2019 US$ in millions Fellow subsidiaries 4 5 175 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS RELATED PARTY TRANSACTIONS (CONTINUED) Transactions during the year (continued) (i) Management fee income (continued) The Group provides managements services to LVS Group companies. These services include, but are not limited to, accounting services, information technology support, sourcing of goods and services, and design, development and construction consultancy services and marketing services. Management fees are charged at actual costs incurred or on a cost-plus basis. (ii) Management fee expense Year ended December 31, 2020 2019 US$ in millions LVS 10 19 Fellow subsidiaries 3 7 13 26 LVS Group companies provide management services to the Group. These services include, but are not limited to, human resources support, accounting services, sourcing of goods and services, sourcing of tenants for the malls, transportation services, other various types of marketing and promotion activities for the Group, and design, development and construction consultancy services. Management fees are charged at actual costs incurred or on a cost-plus basis. (iii) Expenses billed to/paid by other LVS group companies During the year, the Group incurred certain expenses on behalf of other LVS group companies, or vice versa. The Group charged/reimbursed other LVS group companies for these expenses at cost. (iv) Key management personnel remuneration No transactions have been entered into with the Directors of the Company (being the key management personnel) during the year ended December 31, 2020 other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 5 (2019: same). 176 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS RELATED PARTY TRANSACTIONS (CONTINUED) Transactions during the year (continued) (v) Royalty fees In November 2009, the Group entered into an agreement with Las Vegas Sands, LLC (“LVS LLC”), an intermediate holding company incorporated in the United States of America, for the use of the trademarks and other intellectual property rights as defined in the agreement. For each of the full fiscal years through the full fiscal year ended December 31, 2012, the Group was required to pay LVS LLC an annual royalty in the amount of 1.5% of non-gaming revenue and Paiza-related gaming revenue of the Sands Macao, 1.5% of all revenue of The Venetian Macao, and 1.5% of all gaming revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in connection with these three properties in each fiscal year was capped at US$20 million per full fiscal year. For each of the subsequent full fiscal years through the full fiscal year ending December 31, 2022, the Group is required to pay an annual royalty being the lesser of the Relevant Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. Each subsequent Casino Gaming property the Group operates which utilizes any of the licensed marks in connection with generating the relevant revenue will pay for each of the first three fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the “Subsequent Casino Gaming Property Royalty”), subject to a US$20 million cap per fiscal year. For the fiscal calendar years thereafter until expiration of the initial term, the Group will pay LVS LLC an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. After the commencement of the operation of The Londoner Macao (formerly Sands Cotai Central) and The Parisian Macao in April 2012 and September 2016 respectively, the Group is required to pay royalty fees in connection with these properties. During the year ended December 31, 2020, the Group incurred US$22 million (2019: US$110 million) of royalty fees. (vi) Share-based compensation The Group participates in the share-based compensation plan of LVS (Notes 5 and 26). 177 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS RELATED PARTY TRANSACTIONS (CONTINUED) (b) Year-end balances between the Group and related companies December 31, 2020 2019 US$ in millions Receivables from related companies: LVS 1 — Fellow subsidiaries — 2 1 2 The receivables from related companies are unsecured, interest free and have a credit term of 45 days (2019: same). December 31, 2020 2019 Notes US$ in millions Payables to related companies: LVS — 3 Intermediate holding company 3 5 Fellow subsidiaries — 1 20 3 9 The payables to related companies are unsecured, interest free and have a credit term of 45 days (2019: same). SHARE-BASED COMPENSATION Share options of the Company Equity Award Plan The 2009 Equity Award Plan and 2019 Equity Award Plan (collectively, the “Equity Award Plan”) gives the Company a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide the Company with an equity award plan providing incentives directly related to increases in its shareholder value. Subject to certain criteria as defined in the Equity Award Plan, the Company’s subsidiaries” or affiliates” employees, directors or officers and many of its consultants are eligible for awards under the Equity Award Plan. 178 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SHARE-BASED COMPENSATION (CONTINUED) Share options of the Company (continued) Equity Award Plan (continued) The 2009 Equity Award Plan provided for an aggregate of 804,786,508 Shares to be available for awards. The 2009 Equity Award Plan had a term of ten years, which expired on November 30, 2019, no further awards may be granted after the expiration of the term. All existing awards previously granted under the 2009 Equity Award Plan, but which are unexercised or unvested, will remain valid and (where applicable) exercisable in accordance with their respective terms of grant despite the expiry of the 2009 Equity Award Plan. The Company’s Remuneration Committee might, from time to time, grant awards of share options, share appreciation rights, restricted shares, restricted share units, share bonuses (“Share-based Awards”), performance compensation awards or any combination of the foregoing pursuant to the 2009 Equity Award Plan. Effective December 1, 2019, the 2019 Equity Award Plan was approved by Shareholders, with materially the same terms of the 2009 Equity Award Plan. As at December 31, 2020, there were 808,619,139 shares available for grant under the 2019 Equity Award Plan and no share options or any other Share-based Awards (under which new Shares will be issued) were granted during the year under the 2019 Equity Award Plan. Share options under the Equity Award Plan were granted with an exercise price not less than the highest of (i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day, (ii) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant and (iii) the nominal value of a Share. The outstanding share options generally vest over four years and have ten-year contractual terms. Compensation cost for all share option grants, which all have graded vesting, is net of estimated forfeitures and is recognized on an accelerated granted attribution approach over the awards” respective requisite service periods. The Company estimates the fair value of share options using the Black-Scholes option-pricing model. Expected volatilities are based on the Company’s historical volatility for a period equal to the expected life of the share options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the share option is based on the Hong Kong Government Bond rate in effect at the time of the grant for share options granted. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. The Group has no legal or constructive obligation to repurchase or settle the options in cash. 179 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share options of the Company (continued)

Equity Award Plan (continued)

A summary of the share option activity for the Company's 2009 Equity Award Plan is presented below:

	Year Ended December 31, 2020		2019	
	Number of options '000	**Weighted average exercise price US$**	Number of options '000	Weighted average exercise price US$
Outstanding at January 1	**64,874**	**4.99**	57,382	4.81
Granted	**—**	**—**	19,410	5.08
Exercised	**(1,766)**	**3.41**	(7,749)	3.65
Forfeited	**(8,690)**	**5.51**	(4,169)	5.35
Outstanding at December 31	**54,418**	**4.96**	64,874	4.99
Exercisable at December 31	**32,903**	**4.85**	22,214	5.10

The weighted average share price at the date of exercise for share options exercised during the year was US$4.41 (2019: US$5.26).

The range of exercise prices and the weighted average remaining contractual life of the above share options outstanding as at the dates indicated are as follows:

	December 31, 2020		2019	
Range of exercise prices US$	**Number of options outstanding '000**	**Weighted average remaining contractual life (years)**	Number of options outstanding '000	Weighted average remaining contractual life (years)
1.01–2.00	**—**	**—**	210	0.42
2.01–3.00	**76**	**0.85**	76	1.86
3.01–4.00	**9,783**	**4.85**	11,045	5.88
4.01–5.00	**13,394**	**6.34**	16,092	7.41
5.01–6.00	**26,587**	**7.68**	31,292	8.65
6.01–7.00	**1,851**	**5.24**	2,023	6.42
7.01–8.00	**1,288**	**3.27**	2,098	4.32
8.01–9.00	**1,439**	**3.21**	2,038	4.21
	54,418	**6.53**	64,874	7.49

180

ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SHARE-BASED COMPENSATION (CONTINUED) Share options of the Company (continued) Fair value estimates of the share options under 2009 Equity Award Plan The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions: Year ended December 31, 2020 2019 Expected volatility — 36.9% Expected life (years) — 4.8 Risk-free annual interest rate — 1.7% Expected dividends — 5.0% Weighted average share price at the date of grant (US$) — 5.06 Weighted average exercise price (US$) — 5.08 Weighted average fair value of each share option granted by the Company (US$) — 1.03 (b) Restricted share units of the Company Under the 2009 Equity Award Plan and the 2019 Equity Award Plan, the Company granted certain restricted share units (under which no new Shares will be issued) to eligible participants. Such restricted share units will vest over three to four years. Grantees are entitled to a future cash payment from our Group that is equivalent to the fair value of the vested restricted share units and any accumulated dividends in cash upon vesting. A summary of the restricted share units under the 2009 Equity Award Plan and the 2019 Equity Award Plan is presented below: Year ended December 31, 2020 2019 Number of Weighted Number of Weighted restricted average grant restricted average grant share units date fair value share units date fair value ’000 US$ ’000 US$ Unvested at January 1 1,407 4.99 — — Granted 2,337 4.11 1,412 4.99 Vested (244) 4.09 — — Forfeited (137) 4.97 (5) 4.99 Unvested at December 31 3,363 4.44 1,407 4.99 181 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SHARE-BASED COMPENSATION (CONTINUED) (b) Restricted share units of the Company (continued) The fair value of each restricted share unit on its grant date is the closing price of the Shares on its grant date. The fair value of each restricted share unit is re-measured at the end of each reporting period until its vesting date. Upon vesting of each restricted share unit, the Group will pay the grantees an amount in cash calculated based on the higher of (i) the closing price of the Company’s shares on the vesting date, and (ii) the average closing price of the Company’s shares for the five trading days immediately preceding the vesting date, in addition to any accumulated cash and dividends equivalents paid by the Company in respect of one Share. If the vesting date is not a trading day, the trading day immediately preceding the vesting date shall be considered as the vesting date. Compensation cost for all restricted share units, which all have graded vesting, is recognized on an accelerated granted attribution approach over the restricted share units” respective requisite service periods. As at December 31, 2020, the accrued liability associated with these cash-settled restricted share units was US$7 million (2019: US$1 million). For the year ended December 31, 2020, the gain on re-measurement of the liability was less than US$1 million. For the year ended December 31, 2019, the loss on re-measurement of the liability was less than US$1 million. (c) Share options of LVS The Group participates in the equity-settled share-based compensation plan of LVS which provides for the granting of share options to purchase LVS common stock (the “2004 Plan”). The 2004 Plan had an original term of ten years and was subsequently extended to December 2019. This was further extended to December 2024 and the number of shares of common stock available for grants was increased by 10,000,000 shares from 26,344,000 (the “Amended 2004 Plan”). Share option awards are granted with an exercise price equal to the fair market value (as defined in the Amended 2004 Plan) of LVS” share on the date of grant. The outstanding share options generally vest over three to four years and have ten-year contractual terms. As at December 31, 2020, there were 8,998,486 shares available for grant under the Amended 2004 Plan. For the purpose of financial reporting of the Group, share-based compensation expense arising from the granting of share options by LVS to the Directors and employees of the Group, to the extent of services rendered to the Group, is deemed to have been allocated to the Group as its expense with the corresponding increase in the share option reserve under equity in the relevant companies comprising the Group. During the year ended December 31, 2020, 33,768 share options (2019: 41,546 share options) were granted at a weighted average exercise price of US$70.06 (2019: US$57.05), no share options were exercised (2019: same) and no share options expired (2019: same). As at December 31, 2020, there were 132,525 share options outstanding with a weighted average exercise price of US$65.53 (2019: 98,757 share options, US$63.97), and 63,233 share options were exercisable at a weighted average exercise price of US$65.34 (2019: 30,314 share options, US$66.82). The expense allocated to the Group in relation to the Amended 2004 Plan during the year ended December 31, 2020 was US$0.3 million (2019: US$0.3 million). 182 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL RISK MANAGEMENT (a) Financial risk factors The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall financial risk management program, mainly carried out by a central treasury department and approved by the Board of Directors, focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group’s primary exposures to market risk are interest rate risk associated with long-term borrowings and foreign currency exchange rate risk associated with the Group’s operations. The Group has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings and foreign currency exchange rate risk associated with operations of its foreign subsidiaries. This policy enables the Group to use any combination of interest rate swaps, futures, options, caps, forward contracts and similar instruments. The Group does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions. (i) Market risk Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Interest rate risk The Group’s primary exposure to market risk is interest rate risk associated with its fixed rate long-term borrowings and interest rate swap contracts for the year ended December 31, 2020 and year ended December 31, 2019. Management monitors interest rate exposures and will consider hedging significant interest rate risk should the need arise. During the years ended December 31, 2020 and 2019, the Group held derivative financial instruments which consisted of interest rate swap contracts on the fixed rate 2023 Notes, 2025 Notes and 2028 Notes, which were designated as hedging instruments for accounting purposes. The Group’s borrowings at fixed rates were denominated in US$ during the years ended December 31, 2020 and December 31, 2019. As at December 31, 2020, the estimated fair value of fixed rate long-term borrowings was approximately US$7.77 billion, compared to its carrying value of US$7.00 billion (2019: US$5.53 billion, US$5.50 billion respectively). The estimated fair value of fixed rate long-term borrowings is based on level 2 inputs (quoted prices in markets that are not active). A change in interest rates on fixed rate long-term borrowings impacts its fair value. A hypothetical 100 basis points change in market rates would cause the fair value of the fixed rate long-term borrowings to change by US$362 million (2019: US$303 million inclusive of the impact from the interest rate swaps). The fixed-to-variable interest rate swaps expired in August 2020. As at December 31, 2019, the total notional amount of our fixed-to-variable interest rate swaps was US$5.50 billion and the fair value of the interest rate swaps, on a stand-alone basis, was an asset of US$82 million. As at December 31, 2019, a hypothetical 100 basis points change in LIBOR would cause the fair value of the interest rate swaps to change by approximately US$34 million. 183 ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(i) Market risk (continued)

Foreign exchange risk

The Group's financial assets and financial liabilities are denominated in the following currencies:

	HK$	US$	MOP	RMB	Other currencies	Total
			In US$ millions			
At December 31, 2020						
Financial assets						
Amortized costs:						
Trade and other receivables, net	**118**	**4**	**9**	**—**	**—**	**131**
Restricted cash and cash equivalents	**—**	**—**	**16**	**—**	**—**	**16**
Cash and cash equivalents	**438**	**280**	**130**	**11**	**2**	**861**
Deposits	**1**	**—**	**1**	**—**	**—**	**2**
	557	**284**	**156**	**11**	**2**	**1,010**
Financial liabilities						
Amortized costs:						
Trade and other payables	**513**	**143**	**505**	**3**	**1**	**1,165**
Borrowings	**4**	**6,920**	**139**	**2**	**—**	**7,065**
	517	**7,063**	**644**	**5**	**1**	**8,230**
At December 31, 2019						
Financial assets						
Amortized costs:						
Trade and other receivables, net	386	52	18	—	—	456
Restricted cash and cash equivalents	—	—	15	—	—	15
Cash and cash equivalents	1,712	639	82	9	29	2,471
Deposits	2	—	1	—	—	3
	2,100	691	116	9	29	2,945
Fair value through profit or loss:						
Derivative financial instruments	—	35	—	—	—	35
Financial liabilities						
Amortized costs:						
Trade and other payables	832	137	475	11	4	1,459
Borrowings	17	5,461	130	—	—	5,608
	849	5,598	605	11	4	7,067

184

ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL RISK MANAGEMENT (CONTINUED) Financial risk factors (continued) (i) Market risk (continued) Foreign exchange risk (continued) The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognizes assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. The Group’s foreign currency transactions are mainly denominated in US$. For companies with MOP as their functional currency, as at December 31, 2020, a hypothetical 1% weakening of the US$/MOP exchange rate would cause a foreign currency transaction loss of approximately US$67 million (2019: US$49 million), mainly as a result of the translation of US$ denominated debt held by SCL (2019: same). The HK$ is pegged to the US$ within a narrow range and the MOP is pegged to the HK$, therefore the Group does not expect fluctuations in the values of these currencies to have a material impact on the operations. (ii) Credit risk The Group is potentially subject to concentrations of credit risk from financial instruments, which consist principally of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables. The Group maintains cash and cash equivalents and restricted cash and cash equivalents with various creditworthy financial institutions and trade receivables with its customers. Management monitors this credit risk on an on-going basis and does not believe that the Group has any other significant exposure to any individual or institution not provided for as at December 31, 2020 and 2019. See Note 16 for details of credit risk related to trade receivables. (iii) Liquidity risk Liquidity risk is the financial risk arising from the difficulty in meeting obligations associated with financial liabilities settled by cash or other financial assets. The 2018 SCL Credit Facility requires the Group to comply with financial covenants. If the Group is unable to maintain compliance with the financial covenants under the 2018 SCL Credit Facility, the Group would be in default with regard to any borrowings under the 2018 SCL Credit Facility. These financial covenants include maintaining a maximum consolidated leverage ratio of debt to SCL Credit Facility Adjusted EBITDA for all quarterly periods through maturity. In March 2020, the Company entered into a waiver and amendment request letter, pursuant to which lenders, among other things, waived the Company’s requirement to ensure the maximum consolidated leverage ratio does not exceed 4.00x and the consolidated interest coverage ratio is greater than 2.50x for any period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (other than with respect to the financial year ended December 31, 2019). In September 2020, SCL entered into a waiver extension and amendment request letter, pursuant to which the aforementioned waiver period was extended to January 1, 2022. As at December 31, 2020, the Company was in compliance with all debt covenants. As at December 31, 2019, the leverage ratio, as defined per the 2018 SCL Credit Facility, was 1.8x, compared to the maximum leverage ratio allowed of 4.00x. The Directors of the Company are of the opinion that, taking into account the Group’s available borrowing capacity and the Group’s cash flow forecast for the coming year, the Group will have sufficient working capital to meet its cashflow requirements in the next twelve months from December 31, 2020. 185 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL RISK MANAGEMENT (CONTINUED) Financial risk factors (continued) (iii) Liquidity risk (continued) The Group’s financial liabilities, based on the contractual undiscounted cash flows are as follows: In the In the Within the second third to Over the first year year fifth year fifth year Total US$ in millions At December 31, 2020 Senior Notes principal — — 3,600 3,400 7,000 Senior Notes interest 342 339 850 461 1,992 Lease liabilities 22 13 19 303 357 Trade and other payables 1,079 25 36 25 1,165 At December 31, 2019 Senior Notes principal — — 1,800 3,700 5,500 Senior Notes interest 278 278 750 503 1,809 Lease liabilities 20 13 18 307 358 Trade and other payables 1,359 36 43 21 1,459 (b) Capital risk management The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for Shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk. The capital structure of the Group consists of debt (including current and non-current interest-bearing borrowings as shown in the consolidated balance sheet), net of cash and cash equivalents, and equity attributable to Shareholders, comprising issued share capital and reserves as disclosed in Notes 18 and 19, respectively. 186 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL RISK MANAGEMENT (CONTINUED) (b) Capital risk management (continued) The Group actively and regularly reviews and manages its capital structure to maintain the net debt-to-capital ratio (gearing ratio) at an appropriate level based on its assessment of the current risk and circumstances. This ratio is calculated as net debt divided by total capital. Net debt is calculated as interest bearing borrowings, net of deferred financing costs, less cash and cash equivalents and restricted cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt. December 31, 2020 2019 US$ in millions Interest bearing borrowings, net of deferred financing costs 6,920 5,461 Less: cash and cash equivalents (861) (2,471) restricted cash and cash equivalents (16) (15) Net debt 6,043 2,975 Total equity 1,929 4,446 Total capital 7,972 7,421 Gearing ratio 75.8% 40.1% 187 ANNUAL REPORT 2020

SANDS CHINA LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS COMPANY BALANCE SHEET December 31, 2020 2019 Note US$ in millions ASSETS Non-current assets Interests in subsidiaries 1,144 1,129 Note receivables from subsidiaries 7,782 5,919 Total non-current assets 8,926 7,048 Current assets Other receivables and prepayments 59 96 Cash and cash equivalents 6 216 Other assets — 35 Total current assets 65 347 Total assets 8,991 7,395 EQUITY Capital and reserves attributable to equity holders of the Company Share capital 81 81 Reserves 28(a) 1,851 1,738 Total equity 1,932 1,819 LIABILITIES Non-current liabilities Borrowings 6,920 5,461 Other payables 3 1 Total non-current liabilities 6,923 5,462 Current liabilities Other payables 136 114 Total current liabilities 136 114 Total liabilities 7,059 5,576 Total equity and liabilities 8,991 7,395 Net current (liabilities)/assets (71) 233 Total assets less current liabilities 8,855 7,281 188 ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. COMPANY BALANCE SHEET (CONTINUED)

(a) Movements of reserves

	Capital reserve	Share premium	Share-based compensation reserves	Currency translation reserve	Retained earnings	Total
			US$ in millions			
Balance at January 1, 2019	106	1,457	53	(18)	356	1,954
Profit for the year	—	—	—	—	1,792	1,792
Other comprehensive income for the year	—	—	—	4	—	4
Total comprehensive income	—	—	—	4	1,792	1,796
Exercise of share options	—	28	—	—	—	28
Transfer to share premium upon exercise of share options	—	6	(6)	—	—	—
Forfeiture of share options	—	—	(3)	—	3	—
Share-based compensation of the Company	—	—	14	—	—	14
Dividends to equity holders of the Company (Note 10)	—	—	—	—	(2,054)	(2,054)
Balance at December 31, 2019	**106**	**1,491**	**58**	**(14)**	**97**	**1,738**
Profit for the year	**—**	**—**	**—**	**—**	**1,120**	**1,120**
Other comprehensive income for the year	**—**	**—**	**—**	**3**	**—**	**3**
Total comprehensive income	**—**	**—**	**—**	**3**	**1,120**	**1,123**
Exercise of share options	**—**	**6**	**—**	**—**	**—**	**6**
Transfer to share premium upon exercise of share options	**—**	**1**	**(1)**	**—**	**—**	**—**
Forfeiture of share options	**—**	**—**	**(8)**	**—**	**8**	**—**
Share-based compensation of the Company	**—**	**—**	**9**	**—**	**—**	**9**
Dividends to equity holders of the Company (Note 10)	**—**	**—**	**—**	**—**	**(1,025)**	**(1,025)**
Balance at December 31, 2020	**106**	**1,498**	**58**	**(11)**	**200**	**1,851**

189
ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. PRINCIPAL SUBSIDIARIES

Details of the Group's principal subsidiaries as at December 31, 2020 are as follows:

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Directly held:				
Venetian Venture Development Intermediate Limited	Cayman Islands, June 21, 2002	Investment holding	US$1	100%
SCL IP Holdings, LLC	United States, September 29, 2009	Holder of trademark licenses	US$527,802,937.56	100%
Indirectly held:				
Cotai Ferry Company Limited	Macao/Macao and Hong Kong, July 19, 2007	High speed ferry transportation services	MOP10,000,000	100%
Cotai Strip Lot 2 Apart Hotel (Macau) Limited	Macao, October 27, 2008	Hotel apartments	MOP6,498,900 MOP722,100 (preference shares)	100% 100%
Cotai Services (HK) Limited	Hong Kong, July 11, 2007	Business support services, marketing and operation of ferry business	HK$749,025,708.72	100%
CotaiJet 1 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 2 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 3 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 4 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 5 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 6 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 7 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 8 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 9 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%

190
ANNUAL REPORT 2020

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
CotaiJet 10 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 11 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 12 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 13 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 14 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
Cotaiwaterjet Sea Bridge 1 (HK) Limited	Hong Kong/Macao December 12, 2019	Pontoon leasing	HK$1	100%
Cotaiwaterjet Sea Bridge 2 (HK) Limited	Hong Kong/Macao December 12, 2019	Pontoon leasing	HK$1	100%
Sands Cotai West Holdings Limited	Cayman Islands/Macao, May 25, 2011	Holder of hotel franchise agreement	US$1	100%
Sands Resorts Travel Limited	Hong Kong, February 29, 2016	Travel and tourism agency services	HK$500,000	100%
Sands Resorts Transportation 1 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 2 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 3 Limited	Hong Kong, February 4, 2019	Transportation services	HK$1	100%
Sands Venetian Security Limited	Macao, June 22, 2011	Security services	MOP1,000,000	100%
Venetian Cotai Hotel Management Limited	Macao, March 12, 2008	Human resources administration	MOP500,000	100%
Venetian Cotai Limited	Macao, November 11, 2004	Hotels, restaurants, shopping mall, and conference and convention	MOP200,000,000	100%

191
ANNUAL REPORT 2020

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Venetian Macau Limited (Note (i))	Macao, June 21, 2002	Gaming and other related activities	MOP200,000,000	100%
Venetian Orient Limited	Macao, February 2, 2006	Hotels, restaurants, shopping mall, and conference and convention	MOP100,000	100%
Venetian Retail Limited	Macao, June 15, 2007	Mall management	MOP1,500,000	100%
Venetian Travel Limited	Macao, October 16, 2006	Travel and tourism agency services	MOP2,400,000	100%
Venetian Transportation Services Limited	Macao, January 7, 2019	Transportation services and other related activities	MOP25,000	100%
V-HK Services Limited	Hong Kong, September 6, 2004	Marketing and customer development services	HK$1	100%
Zhuhai Cotai Information Services Outsourcing Co., Ltd. (Note (ii))	China, September 30, 2010	Outsourcing services, including information technology, accounting, hotel management and marketing	US$800,000	100%
Zhuhai Cotai Logistics Hotel Services Co., Ltd. (Note (ii))	China, September 27, 2007	Procurement, marketing and administrative services	US$4,500,000	100%
Zhuhai Hengqin Cotai Information Services Co., Ltd. (Note (ii))	China, September 24, 2019	Outsourcing services, including information technology, accounting, hotel management and marketing	US$2,000,000	100%

Notes:

(i) 10% of the company's issued share capital is held through an usufruct agreement whereby VVDIL has the sole and exclusive benefit. Accordingly, the profits and losses and assets and liabilities of the company have been consolidated as to 100% thereof into the consolidated financial statements.

(ii) These entities are wholly foreign owned enterprises established in China.

192

ANNUAL REPORT 2020

SANDS CHINA LTD. 4.4 FINANCIAL SUMMARY CONSOLIDATED INCOME STATEMENT Year ended December 31, 2016 2017 2018 2019 2020 US$ in millions Net revenues 6,543 7,586 8,665 8,808 1,687 Operating profit/(loss) 1,352 1,773 2,154 2,275 (1,239) Profit/(loss) before income tax 1,268 1,625 1,868 2,033 (1,507) Income tax (expense)/benefit (44) (22) 7 — (16) Profit/(loss) for the year attributable to equity holders of the Company 1,224 1,603 1,875 2,033 (1,523) CONSOLIDATED BALANCE SHEET December 31, 2016 2017 2018 2019 2020 US$ in millions Assets Non-current assets 9,523 9,089 8,878 9,053 9,466 Current assets 1,660 1,558 3,180 3,047 1,082 Total assets 11,183 10,647 12,058 12,100 10,548 Equity and liabilities Equity 5,007 4,538 4,409 4,446 1,929 Non-current liabilities 4,522 4,512 5,706 5,756 7,205 Current liabilities 1,654 1,597 1,943 1,898 1,414 Total liabilities 6,176 6,109 7,649 7,654 8,619 Total equity and liabilities 11,183 10,647 12,058 12,100 10,548 Note: Consolidated financial statements for the years ended December 31, 2016 and 2017 were restated to reflect the adoption of IFRS 15 in 2018. The Group adopted IFRS 16 in 2019 under the modified retrospective approach and the comparative information for the years ended December 31, 2016, 2017 and 2018 previously presented under IAS 17 were not restated. 193 ANNUAL REPORT 2020

SANDS CHINA LTD. 5. CORPORATE INFORMATION (as at the Latest Practicable Date) DIRECTORS Executive Directors Mr. Robert Glen Goldstein (Chairman of the Board and Chief Executive Officer) Dr. Wong Ying Wai (President) Mr. Chum Kwan Lock, Grant (Chief Operating Officer) Non-Executive Director Mr. Charles Daniel Forman Independent Non-Executive Directors Ms. Chiang Yun Mr. Victor Patrick Hoog Antink Mr. Steven Zygmunt Strasser Mr. Kenneth Patrick Chung REGISTERED OFFICE IN CAYMAN ISLANDS Intertrust Corporate Services (Cayman) Limited One Nexus Way Camana Bay Grand Cayman, KY1-9005 Cayman Islands PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAO The Venetian Macao-Resort-Hotel Executive Offices, L2 Estrada da Baia de N. Senhora da Esperanca, s/n Taipa, Macao PRINCIPAL PLACE OF BUSINESS IN HONG KONG Level 54, Hopewell Centre 183 Queen’s Road East Hong Kong COMPANY’s WEBSITE www.sandschina.com BOARD COMMITTEES Audit Committee Mr. Victor Patrick Hoog Antink (Chairman) Ms. Chiang Yun Mr. Steven Zygmunt Strasser Mr. Kenneth Patrick Chung Remuneration Committee Mr. Steven Zygmunt Strasser (Chairman) Mr. Victor Patrick Hoog Antink Dr. Wong Ying Wai Nomination Committee Mr. Robert Glen Goldstein (Chairman) Ms. Chiang Yun Mr. Victor Patrick Hoog Antink Capex Committee Mr. Robert Glen Goldstein (Chairman) Mr. Victor Patrick Hoog Antink Dr. Wong Ying Wai AUTHORIZED REPRESENTATIVES Dr. Wong Ying Wai Mr. Dylan James Williams CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Intertrust Corporate Services (Cayman) Limited One Nexus Way Camana Bay Grand Cayman, KY1-9005 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712”1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong PRINCIPAL BANKER Bank of China Limited, Macao Branch Bank of China Building Avenida Doutor Mario Soares Macao COMPANY SECRETARY STOCK CODE Mr. Dylan James Williams 1928 194 ANNUAL REPORT 2020

SANDS CHINA LTD. 6. CONTACT US ANNUAL REPORT This 2020 Annual Report is printed in English and Chinese languages and is available on our website at www.sandschina.com and was posted to Shareholders. Those Shareholders who (a) received our 2020 Annual Report electronically and would like to receive a printed copy or vice versa; or (b) received our 2020 Annual Report in either English or Chinese language only and would like to receive a printed copy of the other language version or to receive printed copies of both language versions in the future, may at any time change their choice of the means of receipt or the language of the Company’s corporate communications free of charge by reasonable notice in writing to the Company c/o the branch share registrar in Hong Kong by post at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk. Those Shareholders who have chosen to receive this 2020 Annual Report by electronic means but, for any reason, have difficulty in receiving or gaining access to this 2020 Annual Report, may also request to be sent a copy of this 2020 Annual Report in printed form free of charge by submitting a written request to the Company c/o the branch share registrar in Hong Kong by post or by email. REGISTER OF MEMBERS The Register of Members of the Company will be closed on the following dates: Book Closure Period/Date Purpose Final Lodging Time/Date May 11, 2021 to May 21, 2021 To determine the identity of Shareholders no later than 4:30 p.m. who are entitled to attend and vote at the AGM (Hong Kong time) on May 10, 2021 ANNUAL GENERAL MEETING To be held on May 21, 2021. The notice of the AGM, which constitutes part of the circular to Shareholders, and the proxy form will be sent to the Shareholders together with this 2020 Annual Report. The notice of the AGM and the proxy form will also be available on the Company’s website at www.sandschina.com. HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Address: Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 2862 8628 Facsimile: +852 2865 0990 Email: hkinfo@computershare.com.hk CONTACT US Address: Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong Telephone: +853 8118 2888 Facsimile: +853 2888 3382 Email: scl-enquiries@sands.com.mo 195 ANNUAL REPORT 2020

“2009 Equity Award Plan” “2018 SCL Credit Facility” “2018 SCL Revolving Facility” “2019 Equity Award Plan” “adjusted property EBITDA” SANDS CHINA LTD. 7. GLOSSARY the equity award plan of the Company adopted by the Company pursuant to a resolution passed by the Shareholders on November 8, 2009 (as amended on February 19, 2016) the facility agreement, the Company, as borrower, entered into with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, on November 20, 2018, as amended on March 27 and September 11, 2020, pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company a US$2.0 billion revolving unsecured credit facility made available by the lenders under the 2018 SCL Credit Facility entered into on November 20, 2018, as amended on March 27 and September 11, 2020 the equity award plan of the Company approved by the Shareholders at the Company’s annual general meeting held on May 24, 2019, and became effective on December 1, 2019 adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Company, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Company has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Company may not be directly comparable to other similarly titled measures presented by other companies. In addition, our adjusted property EBITDA presented in the report may differ from adjusted property EBITDA presented by LVS for its Macao segment in its filings with the SEC. For a quantitative reconciliation of adjusted property EBITDA to its most directly comparable IFRS measurement, see “Note 4 “ Segment Information” 196 ANNUAL REPORT 2020

“ADR” or “average daily rate” “Board” “cage” “Capex Committee” “casino(s)” “Chief Executive” “chip(s)” “Code” “Company”, “our”, “we”, “us”, “SCL” or “Sands China” “Company Code” “Concessionaire(s)” “Controlling Shareholder(s)” “Cotai” SANDS CHINA LTD. 7. GLOSSARY the average daily rate per occupied room in a given time period, calculated as room revenue divided by the number of rooms sold the board of directors of the Company a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash Sands China Capital Expenditure Committee of the Company a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board of Directors for the conduct of the business of the Company tokens issued by a casino to players in exchange for cash or credit, which are used to place bets on gaming tables, in lieu of cash the Corporate Governance Code set out in Appendix 14 of the Listing Rules Sands China Ltd., a company incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability and, except where the context otherwise requires, all of its subsidiaries, or where the context refers to the time before it became the holding company of its present subsidiaries, its present subsidiaries. When used in the context of gaming operations or the Subconcession, “we”, “us”, or “our” refers exclusively to VML the Company’s own securities trading code for securities transactions by the Directors and relevant employees the holder(s) of a concession for the operation of casino games in Macao has the meaning ascribed to it under the Listing Rules and, with respect to our Company, the controlling Shareholders as referred to in “Relationship with Our Controlling Shareholders” of our Prospectus the name given to the land reclamation area in Macao between the islands of Coloane and Taipa 197 ANNUAL REPORT 2020

SANDS CHINA LTD. 7. GLOSSARY “Cotai Strip” large-scale integrated resort projects on Cotai developed by us and inspired by the Las Vegas Strip in Las Vegas, Nevada, U.S.A. LVS has registered the Cotai Strip trademark in Hong Kong and Macao “COVID-19 Pandemic” an outbreak of a respiratory illness caused by a novel coronavirus that was identified in early January 2020. The disease has since spread rapidly across the world, causing the World Health Organization to declare the outbreak a pandemic on March 12, 2020 “Deloitte” Deloitte Touche Tohmatsu, Certified Public Accountants, Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance “DICJ” Gaming Inspection and Coordination Bureau (“Direcção de Inspecção e Coordenação de Jogos”) under the Secretary for Economy and Finance of Macao “Director(s)” member(s) of the board of directors of the Company “DOJ” the United States Department of Justice “EBITDA” earnings before interest, taxes, depreciation and amortization “Exchange Rate” save as otherwise stated, amounts denominated in U.S. dollars, MOP and Hong Kong dollars have been converted at the exchange rate on December 31, 2020, for the purposes of illustration only, in this Annual Report at: US$1.00: HK$7.7526 US$1.00: MOP 7.9852 HK$1.00: MOP1.03 “FCPA” the United States Foreign Corrupt Practices Act of 1977, as amended “First Trademark License the trademark license agreement dated May 25, 2006 entered into between VML and Agreement” Venetian Cotai Limited (as licensees) with LVS, LVS LLC and Venetian Casino (as licensors) “Four Seasons Macao” refers to the Four Seasons Hotel Macao, Cotai Strip®, which is managed and operated by FS Macau Lda., an affiliate of Four Seasons Hotels Limited “gaming area(s)” a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games but has not been designated as a casino by the Macao government 198 ANNUAL REPORT 2020

“gaming promoter(s)” “GLA” “GLOA” “Global Offering” “Greater Bay Area” “Greater Bay Area Initiative(s)” “Group” “HK$” or “HK dollars” “IFRS” “integrated resort(s)” “Latest Practicable Date” “Listing” “Listing Date” SANDS CHINA LTD. 7. GLOSSARY individuals or corporations licensed by and registered with the Macao government to promote games of fortune and chance to patrons, through the arrangement of certain services, including extension of credit (regulated by Law No. 5/2004), transportation, accommodation, dining and entertainment, whose activity is regulated by Administrative Regulation No. 6/2002 gross leasable area gross leasable occupied area the offer of Shares in the Company by subscription for cash at HK$10.38 on November 30, 2009 on and subject to the terms outlined in the Prospectus a megalopolis, also known as the Pearl River Delta, consisting of nine cities in Guangdong Province of South China namely Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, and two special administrative regions namely Hong Kong and Macao a policy initiative introduced in China’s 13th five-year plan (2016”2020) to promote the development of the Pearl River Delta region via economic and social integration of eleven cities in the Greater Bay Area (the most affluent and populous province in China) so that they can better leverage their competitive advantages in the global economy our Company and its subsidiaries from time to time Hong Kong dollars, the lawful currency of Hong Kong International Financial Reporting Standards as issued by the International Accounting Standards Board a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas March 18, 2021 the listing of the Shares on the Main Board on November 30, 2009 November 30, 2009, the date on which dealings in the Shares first commenced on the Main Board 199 ANNUAL REPORT 2020

“Listing Rules” “LVS” or “Las Vegas Sands” “LVS Dutch Finance” “LVS Dutch Holding” “LVS Group” “LVS LLC” “LVS Nevada” “Main Board” “mass market player(s)” “MICE” “Model Code” “MOP” or “pataca(s)” “Parcel 1” “Parcel 2” “Parcel 3” SANDS CHINA LTD. 7. GLOSSARY the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. in August 2004 and the common stock of which is listed on the New York Stock Exchange LVS Dutch Finance C.V., a partnership established under the laws of the Netherlands LVS Dutch Holding B.V., a company incorporated in the Netherlands LVS and its subsidiaries (excluding our Group) Las Vegas Sands, LLC, a company incorporated in Nevada, U.S.A. LVS (Nevada) International Holdings, Inc., a company incorporated in Nevada, U.S.A. the stock exchange (excluding the option market) operated by the Stock Exchange which is independent of and operated in parallel with the Growth Enterprise Market of the Stock Exchange Non-Rolling Chip and slot players Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or corporate meeting the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules Macao pataca, the lawful currency of Macao a land parcel on Cotai totaling 290,562 square meters described under Registration No. 23225 by the Macao Property Registry, on which The Venetian Macao has been constructed a land parcel on Cotai totaling 53,303 square meters described under Registration No. 23223 by the Macao Property Registry, on which The Plaza Macao has been constructed a land parcel on Cotai totaling 61,681 square meters described under Registration No. 23224 by the Macao Property Registry, on which The Parisian Macao has been constructed 200 ANNUAL REPORT 2020

“Parcels 5 and 6” “premium player(s)” “Prospectus” “RMB” or “Renminbi” “Rolling Chip play” “Rolling Chip volume” “Rolling Chip win” “Sands” “Sands IP” “Sands Macao” “Sands Resorts Macao” “SEC” “Second Trademark Sub-License Agreement” SANDS CHINA LTD. 7. GLOSSARY land parcels on Cotai totaling 150,134 square meters, including 44,576 square meters designated as a tropical garden, described under Registration No. 23288 by the Macao Property Registry, on which The Londoner Macao (formerly Sands Cotai Central) has been constructed Rolling Chip players who have a direct relationship with gaming operators and typically participate in gaming activities in casinos or gaming areas without the use of gaming promoters our Listing prospectus dated November 16, 2009, which is available from our website at www.sandschina.com Renminbi, the lawful currency of China play by VIP and premium players (excludes Paiza cash players) using non-negotiable chips casino revenue measurement, measured as the sum of all non-negotiable chips wagered and lost by VIP and premium players (excludes Paiza cash players) a percentage of Rolling Chip volume a land parcel in Macao totaling 26,082 square meters described under Registration No. 23114 by the Macao Property Registry, on which Sands Macao has been constructed Sands IP Asset Management B.V., a company incorporated in the Netherlands the Sands Macao, which includes gaming areas, a hotel tower, restaurants and a theater the name given to our integrated resorts on Cotai the U.S. Securities and Exchange Commission the trademark sub-license agreement dated November 8, 2009 entered into between LVS LLC and SCL IP Holdings, LLC 201 ANNUAL REPORT 2020

“Senior Notes” “SFO” “Share(s)” “Shared Services Agreement” “Shareholder(s)” “Stock Exchange” “Subconcession” or “Subconcession Contract” “Subconcessionaire(s)” “table games” SANDS CHINA LTD. 7. GLOSSARY senior unsecured notes issued by the Company or, where relevant, any or all of: (i) the three series of senior unsecured unregistered notes in an aggregate principal amount of US$5,500,000,000 issued on August 9, 2018, consisting of US$1,800,000,000 of 4.600% Senior Notes due August 8, 2023, US$1,800,000,000 of 5.125% Senior Notes due August 8, 2025 and US$1,900,000,000 of 5.400% Senior Notes due August 8, 2028. Pursuant to an exchange offer launched on December 21, 2018 and which expired on January 25, 2019, US$1,695,850,000 of 4.600% Senior Notes due August 8, 2023, US$1,786,475,000 of 5.125% Senior Notes due August 8, 2025 and US$1,892,760,000 of 5.400% Senior Notes due August 8, 2028, were exchanged for new notes that were registered under the U.S. Securities Act, on January 29, 2019, and pursuant to the filing of a Form 15F with the SEC on April 23, 2019, had their reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, terminated; and (ii) the two series of senior unsecured unregistered notes in an aggregate principal amount of US$1,500,000,000 issued on June 4, 2020, consisting of US$800,000,000 of 3.800% Senior Notes due January 8, 2026 and US$700,000,000 of 4.375% Senior Notes due June 18, 2030. Pursuant to an exchange offer launched on December 23, 2020 and which expired on February 2, 2021, US$796,938,000 of 3.800% Senior Notes due January 8, 2026 and US$697,375,000 of 4.375% Senior Notes due June 18, 2030, were exchanged for new notes that were registered under the U.S. Securities Act, on February 4, 2021. the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time ordinary share(s) in our Company with a nominal value of US$0.01 each the shared services agreement dated November 8, 2009 and most recently renewed on December 10, 2020, entered into between LVS and our Company to regulate their relationship with respect to the provision of certain shared services holder(s) of Share(s) The Stock Exchange of Hong Kong Limited the tripartite Subconcession Contract for the operation of casino games effective December 26, 2002 among Galaxy Casino S.A., the Macao government and VML the holder(s) of a subconcession for the operation of casino games in Macao typical casino games, including card games such as baccarat, blackjack and hi-lo (also known as “sic bo”) as well as craps and roulette 202 ANNUAL REPORT 2020

“The Londoner Macao” “The Parisian Macao” “The Plaza Macao” “The Venetian Macao” “United States”, “U.S.” or “U.S.A.” “US$” or “U.S. dollars” “U.S. GAAP” “Venetian Casino” “VIP player(s)” “VIP room(s)” “visit(s)” or “visitation(s)” SANDS CHINA LTD. 7. GLOSSARY an integrated resort which currently features four hotel towers, consisting of hotel rooms and suites under The Londoner Macao Hotel, The Londoner Court, Conrad, Sheraton and St. Regis brands. The Londoner Macao also includes gaming area, the Shoppes at Londoner, entertainment, dining and MICE facilities. It was formerly named “Sands Cotai Central” an integrated resort that includes a gaming area, a hotel, the Shoppes at Parisian and other integrated resort amenities an integrated resort which includes (i) the Four Seasons Macao; (ii) the Plaza Casino gaming area operated by VML; (iii) the Paiza Mansions, the Shoppes at Four Seasons, restaurants and a spa, each of which are operated by us; and (iv) The Grand Suites at Four Seasons, which features 289 premium quality suites, except where the context indicates otherwise The Venetian® Macao-Resort-Hotel, an integrated resort that includes casino and gaming areas, a hotel, MICE space, the Shoppes at Venetian, restaurants and food outlets, a 15,000-seat arena and other entertainment venues the United States of America, including its territories and possessions and all areas subject to its jurisdiction United States dollars, the lawful currency of the United States accounting principles generally accepted in the United States Venetian Casino Resort, LLC, a company incorporated in Nevada, U.S.A. Rolling Chip players who play almost exclusively in dedicated VIP rooms or designated casino or gaming areas and are sourced from gaming promoters rooms or designated areas within a casino or gaming area where VIP players and premium players gamble with respect to visitation of our properties, the number of times a property is entered during a fixed time period. Estimates of the number of visits to our properties is based on information collected from digital cameras placed above every entrance in our properties, which use video signal image processor detection and include repeat visitors to our properties on a given day 203 ANNUAL REPORT 2020

SANDS CHINA LTD. 7. GLOSSARY “VML” our subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao, one of the three Subconcessionaires and the holder of the Subconcession “VOL” our subsidiary, Venetian Orient Limited, a company incorporated on February 2, 2006 under the laws of Macao, owner and developer of The Londoner Macao (formerly Sands Cotai Central) “VVDIL” our subsidiary, Venetian Venture Development Intermediate Limited, a company incorporated in the Cayman Islands on June 21, 2002 as an exempted company with limited liability “VVDI (II)” Venetian Venture Development Intermediate II, a company incorporated in the Cayman Islands on January 23, 2003 as an exempted company with limited liability and an indirect, wholly-owned subsidiary of LVS and our immediate Controlling Shareholder 204 ANNUAL REPORT 2020